FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, C.C. 20549

                      REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF

                     THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST, 1997

                        TURBODYNE TECHNOLOGIES INC.

(Translation of registrant's name into English)

SUITE 510, 1090 WEST PENDER STREET, VANCOUVER, BC, CANADA, V6E 2N7

                  (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                            -------             ------


     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes            No     X
                             --------       --------

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                                --------------

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 1, 1997

Date                               /S/ LEON NOWEK
                                   ----------------------------

                                   Signature

                                   LEON E. NOWEK
                                   -----------------------------
                                   Name

                                   CHIEF FINANCIAL OFFICER
                                   -----------------------------
                                   Title

    *Print the name and title of the signing officer under his signature

THIS PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE. THESE SECURITIES HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES.


NEW ISSUE                                        DATE:   JUNE 24,1997

                         TURBODYNE TECHNOLOGIES INC.

        4,125,000 COMMON SHARES AND 4,125,000 SHARE PURCHASE WARRANTS ISSUABLE ON THE EXERCISE OF 4,125,000 SERIES A SPECIAL WARRANTS

This prospectus qualifies the distribution (the "Series A Special Warrant Offering") in the Provinces of British Columbia, Manitoba and Ontario of 4,125,000 common shares (the "Series A Common Shares") of Turbodyne Technologies Inc. (the "Company") and 4,125,000 Series A share purchase warrants (the"Series A Ordinary Warrants") of the Company to be issued without any additional payment upon the exercise or deemed exercise of 4,125,000 outstanding Series A special warrants (the "Series A Special Warrants"). Each Series A Ordinary Warrant will entitle the holder to purchase one common share of the Company at a price of $5.50 per common share on or before 4:00 p.m. (Vancouver time) on July 2, 1997.

The Series A Special Warrants were issued pursuant to a special warrant indenture made as of June 14, 1996 between the Company and Montreal Trust Company of Canada (the "Trustee"). Each Series A Special Warrant is exchangeable upon exercise, or deemed exercise, for a unit consisting of one Series A Common Share and one Series A Ordinary Warrant. The Series A Special Warrants are exercisable at any time until July 2, 1997 and will be deemed to be exercised on the fifth business day following the date on which a receipt for a final prospectus is issued by the last of the securities commissions in British Columbia, Ontario and Manitoba. Any Series A Special Warrants which have not been exercised by such date will be deemed to have been exercised immediately prior thereto without any further action on the holder's part. The Series A Special Warrants were sold to investors on July 2, 1996. Yorkton Securities Inc., Sprott Securities Limited and Wellington West Capital Inc. acted as agents (the "Series A Agents") with respect to the distribution of the Series A Special Warrants.


                              Price               Series A Agents'    Net Proceeds to the
                                                  Commission          Company(3)
                              ------------        ---------------     ------------------
Per Series "A" Special        $    5.00(1)        See Note 2          $       5.00
   Warrant
Total Series "A" Special      $ 20,625,000        See Note 2          $ 18,750,000
   Warrant Offering


(1) The price of the Series A Special Warrants was determined by negotiation between the Company and the Series A Agents and was
    announced on November 1, 1995.   Pricing was based on the discount
    permitted by the Rules and Policies of the VSE from the market price of the Company's common shares at the time the private placement was publicly announced. The closing price of the common shares of the Company on November 1, 1995 was $5.25 per share.

(2) As compensation, the Company agreed to pay the Series A Agents a commission of 10% of the gross proceeds of the private placement of Series A Special Warrants. The commission was payable at the option of the Series A Agents by the issue of Series A Special Warrants at a deemed price of $5.00 per Series A Special Warrant, by cash payment or by a combination of Series A Special Warrants and cash. Each Series A Agent elected to receive the full amount of commission in Series A Special Warrants, being a total of

    375,000 Series A Special Warrants. This prospectus qualifies the distribution in the Provinces of British Columbia, Manitoba and Ontario

    of the 375,000 Series A Common Shares and 375,000 Series A Ordinary Warrants to be issued upon exercise of the 375,000 Series A Special Warrants issued to the Series A Agents.

(3) Before deducting the costs of the Series A Special Warrant Offering, including the preparation of this prospectus, estimated to be $300,000. No additional fee will be paid to Series A Agents upon exercise of the Series A Special Warrants.

All of the proceeds from the sale of the Series A Special Warrants were paid to the Company on the completion of the acquisition by the Company of Pacific Baja Light Metals Holding Inc ("Pacific Baja") on September 5, 1996 pursuant to the acquisition agreement dated March 15, 1996 among Lennart Renberg, Michael Joyce, Sadayappa Durairaj Family Trust, Naresh Saxena and Mugerdish Balabanian (the "Principal Shareholders"), the Company and Pacific Baja (the "Acquisition Agreement").

The issue price of the Series A Special Warrants exceeds the net tangible book value per common share as at December 31, 1996 after giving effect to the Series A Special Warrant Offering, but prior to giving effect to the exercise of the Series A Ordinary Warrants by $4.53 representing dilution to subscribers of 90.6%.

THERE IS NO MARKET THROUGH WHICH THE SERIES A ORDINARY WARRANTS CAN BE SOLD. INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SUBJECT TO CERTAIN RISK FACTORS. REFER TO "RISK FACTORS".

The common shares of the Company are listed and posted for trading on the Vancouver Stock Exchange (the "VSE") and the NASDAQ Small Cap Market. The closing price of the common shares on the VSE on September 5, 1996 was $9.90 per share. The closing price of the common shares on the VSE on June 20, 1997 was $6.45 per share.

                             TABLE OF CONTENTS
                             -----------------

GLOSSARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . i

PROSPECTUS SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . .ii

EXCHANGE RATE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . v

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

BUSINESS AND PROPERTY . . . . . . . . . . . . . . . . . . . . . . . . . . 2

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS . . . . . . . . . .18

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . . . . . .26

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .30

DESCRIPTION OF SHARES . . . . . . . . . . . . . . . . . . . . . . . . . .31

TRADING IN COMMON SHARES  . . . . . . . . . . . . . . . . . . . . . . . .31

SHARE AND LOAN CAPITAL STRUCTURE. . . . . . . . . . . . . . . . . . . . .32

PRIOR SALES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .34

DIVIDEND RECORD AND POLICY. . . . . . . . . . . . . . . . . . . . . . . .37

DIRECTORS AND OFFICERS. . . . . . . . . . . . . . . . . . . . . . . . . .37

EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . . . . . . . . . .40

STOCK OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES . . . . . . . . . .43

SECURITIES HELD IN ESCROW OR POOL . . . . . . . . . . . . . . . . . . . .45

PRINCIPAL SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . . . . .47

DILUTION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .47

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS. . . . . . . .48

PROMOTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .48

MATERIAL CONTRACTS AND DOCUMENTS. . . . . . . . . . . . . . . . . . . . .49

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .50

AUDITORS, REGISTRAR, TRANSFER AGENT AND WARRANT AGENT . . . . . . . . . .51

STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL . . . . . . . . . . . . . .51

CONTRACTUAL RIGHT OF ACTION FOR RESCISSION. . . . . . . . . . . . . . . .52

CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
AND OF PACIFIC BAJA LIGHT METALS HOLDING INC. . . . . . . . . . . . . . . I

CERTIFICATES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .II

                                 GLOSSARY
                                 --------



"Company"                     Turbodyne Technologies Inc.

"Turbodyne Systems"           Turbodyne Systems, Inc.

"Optima Wheel"                Optima Wheel, Inc.

"Baja Pacific"                Baja Pacific Light Metals, Inc.

"Baja Oriente"                Baja Oriente S.A. de C.V.

"Pacific Baja"                Pacific Baja Light Metal Holdings Inc.

"Pacific Baja Light Metals"   Pacific Baja Light Metals Corp.

"VSE"                         Vancouver Stock Exchange



Page i

                            PROSPECTUS SUMMARY
                            ------------------

THE FOLLOWING IS A SUMMARY ONLY AND IS QUALIFIED BY, AND MUST BE READ IN CONJUNCTION WITH, THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                THE COMPANY

Turbodyne Technologies Inc. (the "Company") is a British Columbia company engaged in the following businesses through its U.S. subsidiaries:

    (A) the manufacture of aluminum cast automotive products, including engine components and speciality wheels (the "Pacific Baja Business"); and

    (B) the development of products to enhance performance and reduce emissions of internal combustion engines (the "Turbodyne Business").


                               THE OFFERING
THE ISSUE:

          4,125,000 Series A Common Shares and 4,125,000 Series A Ordinary Warrants of the Company to be issued without any additional payment upon the exercise or deemed exercise of 4,125,000 Series A Special Warrants on the basis of one Series A Common Share and one Series A Ordinary Warrant per each Series A Special Warrant exercised. Each Series A Ordinary Warrant shall entitle the holder to purchase one common share of the Company at a price of $5.50 per Common Share on or before 4:00 p.m. (Vancouver time) on July 2, 1997.

SERIES A SPECIAL WARRANTS:

          3,750,000 Series A Special Warrants were issued on July 2, 1996 to certain investors on a private placement basis at $5.00 each for gross proceeds of $18,750,000. Yorkton Securities Inc., Sprott Securities Limited and Wellington West Capital Inc. acted as agents (the "Series A Agents") with respect to the distribution. The Series A Agents were paid a commission of 10% of the sale proceeds from the Series A Special Warrants.
          Pursuant to the agency agreement between the Company and the Series A Agents, the Series A Agents elected to require the Company to pay the commission by the issue to the Series A Agents of 375,000 Series A Special Warrants. No additional commissions or fees are payable to the Series A Agents. The distribution of the Series A Common Shares and Series A Ordinary Warrants issuable on exercise of the Series A Special Warrants is qualified by this prospectus.

          Each Series A Special Warrant is exchangeable upon exercise, or deemed exercise, for a unit consisting of one Series A Common Share and one Series A Ordinary Warrant without payment of any additional consideration. The Series A Special Warrants are exercisable at the option of the holder at any time until 4:00 p.m. (Vancouver time) on July 2, 1997 and will be deemed to be exercised on the fifth business day following the date of issue of a receipt for this prospectus by the last of the securities regulatory authorities in the Provinces of British Columbia, Manitoba and Ontario. Any Series A Special Warrants which have not been exercised by 4:00 p.m. (Vancouver Time) on July 2, 1997 will be deemed to have been exercised immediately prior thereto without any further action on the holder's part.

          IF THE SERIES A SPECIAL WARRANTS ARE EXERCISED PRIOR TO THE ISSUANCE OF A RECEIPT FOR THIS PROSPECTUS BY EACH OF THE SECURITIES COMMISSIONS IN BRITISH COLUMBIA, MANITOBA AND ONTARIO, THE SERIES A COMMON SHARES, THE SERIES A ORDINARY WARRANTS AND THE COMMON SHARES ISSUABLE UPON THE EXERCISE OF THE SERIES A ORDINARY WARRANTS WILL BE SUBJECT TO A HOLD PERIOD AND OTHER RESTRICTIONS ON TRANSFER UNDER APPLICABLE SECURITIES LEGISLATION UNTIL AT LEAST JULY 2, 1997.

Page ii

USE OF PROCEEDS:


The Company derived gross proceeds of $18,750,000 from the sale of the Series A Special Warrants. In addition, the Company derived gross proceeds of $4,500,000 from the sale of 500,000 Series C Special Warrants on December 6, 1996 (See "Management Discussion and Analysis of Financial Condition and Operating Results"). These proceeds have been applied up to March 31, 1997 as follows:


                                             SPECIAL WARRANTS
                                        SERIES A       SERIES C
                                        --------       ---------
                                            $              $

GROSS PROCEEDS:
    Series A Special Warrants           18,750,000
    Series C Special Warrants                          4,500,000
                                        ----------     ---------

                                        18,750,000     4,500,000
                                        ==========     =========


                                             SPECIAL WARRANTS
                                        SERIES A       SERIES C
                                        -------        ---------
                                             $             $

USE OF PROCEEDS
    Share issue costs                     (751,000)        (37,000)
    Agent's commissions                          0        (450,000)
    Cash consideration paid on         (16,360,000)              0
        Acquisition of Pacific Baja
    Product research and development    (1,289,000)     (1,604,000)
    General and administration            (350,000)       (865,000)
    Inventory acquisition                     -----     (1,544,000)

                                        -----------    ------------

                                        (18,750,000)    (4,500,000)
                                        ===========    ===========

The working capital of the Company as at December 31, 1996 on a consolidated basis was $9,964,000. Of this working capital, a total of $5,368,000 was attributable to the Pacific Baja Business. The Company does not anticipate advancing additional funds to the Pacific Baja Business in 1997. As at December 31, 1996, working capital of $4,393,000 was available for funding of the Turbodyne Business and the balance of working capital of $203,000 was attributable to the Company. The working capital available for Turbodyne Systems of $4,393,000 was inclusive of $3,999,000 of cash, of which $2,760,000 was derived from the Series C Offering. The Company intends to apply this working capital of the Turbodyne Business as follows:


    Use of Working Capital                                       Amount
    ---------------------                                        ------

1.  General and Administrative                                 $ 1,098,000
2.  Research, Development and Inventory Acquisition            $ 3,295,000

--  -----------------------------------------------            -----------

    Total Available Working Capital as at December 31, 1996:   $ 4,393,000
                                                               ===========

For the period from January 1, 1997 to March 31, 1997, the Company advanced approximately $3,585,000 of the available working capital to Turbodyne Systems.

Page iii

The working capital of the Company on a consolidated basis as at March 31, 1997 is equal to $10,899,000. Of this working capital a total of $7,029,000 was attributable to the Pacific Baja Business. The balance of $3,870,000 of working capital is available for funding of the Turbodyne Business.


BUSINESS OF THE COMPANY:

     1. Pacific Baja Business:

        The Company carries on its Pacific Baja Business through its wholly owned Wyoming subsidiary, Pacific Baja Light Metals Corp. ("Pacific Baja Light Metals") which was formed by the merger of Pacific Baja and Pacific Baja Acquisition Corp., a wholly owned subsidiary of the Company, on September 5, 1996. Pacific Baja Light Metals operates its business through two California subsidiaries, Baja Pacific Light Metals, Inc. and Optima Wheel, Inc., and a Mexican subsidiary, Baja Oriente S.A. de C.V. Pacific Baja Light Metals is a manufacturer of permanent mould and sand cast aluminium products, both machined and raw, for automotive and industrial applications. Pacific Baja Light Metals produces custom wheels for the automotive aftermarket through its Optima Wheel operating unit. Pacific Baja Light Metals also manufactures cast aluminum manifolds, compressor housings and pedestals manufactured on a contract basis for original equipment manufacturers and short production runs of cast aluminium products, including prototypes, for a variety of industrial customers. Pacific Baja Light Metals' manufacturing facilities are located in La Mirada, California and Ensenada, Mexico.

     2. TURBODYNE BUSINESS:
        ------------------

        The Company carries on its Turbodyne Business through its wholly owned Nevada subsidiary, Turbodyne Systems Inc. ("Turbodyne Systems"). Turbodyne Systems is the owner of a technology known as the Turbodyne Technology which is designed to optimize air flow to both diesel and gasoline engines resulting in enhanced
        performance and more efficient fuel consumption.   Turbodyne
        Systems has not achieved commercial production or commenced sales of its products to date. Turbodyne Systems has commenced preliminary production of its 1500 Turbopac Product. Turbodyne Systems has not achieved commercial production or commercial sales of the products to date. Turbodyne Systems hopes to finalize the development of other products soon.


LISTING: All presently outstanding common shares of the Company are listed on the VSE and on the NASDAQ Small Cap Market.


RISK FACTORS:

     1. GENERAL RISKS
        -------------

        The securities offered hereby are speculative investments. Investment in the securities qualified hereby is subject to certain risks and should only be made by persons who can afford the total loss of their investment. There is no established market for the Series A Ordinary Warrants. See "Plan of Distribution" and "Risk Factors".

     2. RISKS ASSOCIATED WITH THE PACIFIC BAJA BUSINESS
        -----------------------------------------------

        Although Pacific Baja Light Metals has been profitable in recent years there is no assurance that changes in product mix or competitive factors will not affect future profitability of Pacific Baja Light Metals. Pacific Baja Light Metals competes in markets with much larger competitors who have greater financial and other resources. The great majority of Pacific Baja Light Metals' sales come from a small number of customers. Loss of major contracts or deterioration of relationships with major customers could adversely affect Pacific Baja Light Metals' sales and profitability.


Page iv

        Pacific Baja Light Metals is also subject to risks associated with operating a plant in Mexico including risks that trade arrangements between the United States and Mexico may change adversely and economic risks, particularly risks associated with changes in the exchange rates between the Mexican Peso and the US Dollar, all of which may adversely affect Pacific Baja Light Metals' operating costs. See "Risk Factors".

     3. RISKS ASSOCIATED WITH THE TURBODYNE BUSINESS
        --------------------------------------------

        The Company's Turbodyne Business is subject to risks associated with developing companies including initial losses, uncertainty of revenue, markets and profitability, and the necessity of additional funding. The Company's Turbodyne products are not in the production stage, and unexpected problems and changes to specifications frequently arise in the development and production of new products. There is a risk that bringing the product to commercial production, for any number of reasons, will be unexpectedly delayed or halted. There can be no guarantee that outside suppliers for manufacturing components will be able to meet all the demands as required. There is no assurance of the ultimate cost of completing the development, demonstration and validation of the Company's Turbodyne products or of the cost to produce the products. The Company has not discovered products directly competitive with its own products, however, indirectly competitive products are currently sold in the marketplace and other products or technologies may be developed that may make the Company's Turbodyne products less competitive or even obsolete over time. Market acceptance cannot be quantified until completion of ongoing evaluations. There is no certainty of the ultimate selling price of the Company's Turbodyne products. There is no guarantee that pricing levels will be accepted by the marketplace or that the cost benefit to manufacturers will be sufficient to encourage mass purchase of the products. Turbodyne Systems is dependent on the personal efforts of its management team and in particular, Mr. Edward Halimi. The loss of Mr. Halimi's services could adversely affect development of the business of Turbodyne Systems. Neither product liability nor keyman life insurance is in place to date. The Company's Turbodyne Business may be affected by other factors beyond its control such as a diminished demand for turbocharged engines. See"Risk Factors".


EXCHANGE RATE INFORMATION
-------------------------

In this prospectus, unless otherwise indicated, all dollar amounts including financial information for the Company are stated in Canadian currency, the unit of measure of the Company's financial statements. The following table sets forth the rates of exchange for the U.S. dollar in terms of Canadian currency in each of the last four calendar years, as reported by the Bank of Canada.

                1996(1)        1995      1994      1993
                -------        ----      ----      -----

High:           1.3865         $1.3820   $1.4090   $1.3484

Low:            1.3515         $1.3577   $1.3085   $1.2400

Average:        1.3679         1.3725     1.3659   $1.2898


(1)   To December 31, 1996

On May 30, 1997, the noon rate of exchange of the Bank of Canada was $1.00 (U.S.) which equals $1.4035(Cdn.).

Page v

                                THE COMPANY
                                -----------

Turbodyne Technologies Inc. (the "Company") was incorporated under the COMPANY ACT (British Columbia) on May 18, 1983, under the name "Dundee Resources Corp.", by registration of its Memorandum and Articles. The name of the Company was changed from "Dundee Resources Corp." to "Clear View Ventures Inc." on January 20, 1993 and from "Clear View Ventures Inc." to "Turbodyne" Technologies Inc." on April 28, 1994. The Company has continued from British Columbia to the Canadian federal jurisdiction under the CANADA BUSINESS CORPORATIONS ACT. The continuation was effective December 3, 1996.

The address of the head office of the Company is Suite 510, 1090 West Pender Street, Vancouver, British Columbia, V6E 2N7. The address of the registered and records office of the Company is 12th Floor, 1190 Hornby Street, Vancouver, British Columbia, V6Z 2L3.

The Company has two wholly owned subsidiaries, Turbodyne Systems
("Turbodyne Systems") and Pacific Baja Light Metals Corp. ("Pacific Baja Light Metals").

Turbodyne Systems was incorporated pursuant to the laws of the State of Nevada, USA, on May 21, 1993. The address of the head office of Turbodyne Systems is 6155 Carpinteria Avenue, Carpinteria, California, 93013.

Pacific Baja Light Metals was incorporated as "Pacific Baja Acquisition Corp." pursuant to the laws of the State of Wyoming, USA, on April 15,
1996.   Pacific Baja Acquisition Corp. merged with Pacific Baja Light
Metals Holding, Inc. ("Pacific Baja") on September 5, 1996 to form Pacific Baja Light Metals. The address of the head office of Pacific Baja Light Metals is 15300 Valley View, La Mirada, California. Pacific Baja Light Metals has two wholly owned California subsidiaries, Optima Wheel Inc. ("Optima Wheel") and Baja Pacific Light Metals Inc. ("Baja Pacific"), and a wholly owned Mexican subsidiary, Baja Oriente S.A. de C.V. ("Baja Oriente").

The Company's corporate structure is as follows:



                     TURBODYNE TECHNOLOGIES INC.
                     --------------------------

                    100%                          100%

          TURBODYNE SYSTEMS INC.        PACIFIC BAJA LIGHT METALS CORP.
          ----------------------        -------------------------------

                                        -    100% of Optima Wheel.
                                        -    100% of Baja Pacific.
                                        -    100% of Baja Oriente

During the period from its incorporation on May 18, 1983 until July of 1993, when it commenced funding the development of the Turbodyne
Technology, the Company was engaged in the business of mineral exploration.

The Company divested itself of any mineral properties prior to the acquisition of the Turbodyne Technology and no longer holds any interest in any mineral properties and does not carry on mineral exploration.

                           BUSINESS AND PROPERTY
                           ---------------------


The Company is engaged in the following businesses through its U.S.
subsidiaries:

     (A) the manufacture of automotive products, including engine components and speciality wheels (the "Pacific Baja Business"); and

     (B) the development of products to enhance performance and reduce emissions of internal combustion engines (the "Turbodyne Business").

The Pacific Baja Business is carried on through Pacific Baja Light Metals, the Company's Wyoming subsidiary, from its head office in La Mirada, California. The Turbodyne Business is carried on through Turbodyne Systems, the Company's Nevada subsidiary, from its head office in Carpinteria, California. The Pacific Baja Business and the Turbodyne Business are summarized below.


A.   PACIFIC BAJA BUSINESS
     ---------------------

Pacific Baja Light Metals is an established manufacturer of aluminum cast products primarily for the automotive industry. Pacific Baja Light Metals and its Mexican subsidiary, Baja Oriente, operate a 95,000 square foot manufacturing facility in La Mirada, California and a 120,000 square foot manufacturing facility in Ensenada, Mexico. Pacific Baja Light Metals' product line includes turbocharger housings. Pacific Baja Light Metals will also manufacture on a contract basis, the housings for the Turbodyne System, Turbopac and Dynacharger products manufactured by Turbodyne Systems.

1.   ACQUISITION OF PACIFIC BAJA LIGHT METALS BY THE COMPANY
     -------------------------------------------------------

The Company acquired Pacific Baja on September 5, 1996 pursuant to the Acquisition Agreement. The Company and Pacific Baja have agreed that the acquisition is effective July 2, 1996. The Company acquired all of the issued and outstanding shares of Pacific Baja for total consideration paid on closing consisting of a cash payment of US $12,000,670 and the issue of 3,076,923 common shares of the Company. The purchase price of Pacific Baja was established by arms length negotiation between the Company and the shareholders of Pacific Baja.

The Company has accounted for its acquisition of Pacific Baja in its audited financial statements for the year ending December 31, 1996 at a deemed purchase price of $31,705,000. The deemed purchase price of $31,705,000 is comprised of $16,320,000 in cash paid by the Company on closing and a deemed value of $15,385,000 attributed to the 3,076,923 common shares issued by the Company on closing. The deemed value is based on $5.00 per share issued. The deemed value of $5.00 was attributed to the shares issued based on the following factors:

1. The issue price of the Series A Special Warrants used to finance the acquisition of Pacific Baja was $5.00 per Special Warrant;

2. The shares issued to the shareholders of Pacific Baja are subject to a minimum one-year hold period commencing September 5, 1996;

3. The price of the Company's shares upon announcement of the acquisition of Pacific Baja was in the range of $5.00 per share.

The principal reason for the acquisition was to form an alliance with a manufacturer with a proven track record of volume manufacturing of quality
auto parts, particularly in the turbocharger field.   The Turbodyne
products developed by Turbodyne Systems are comprised of precision automotive parts, including cast aluminum components manufactured by Pacific Baja. The acquisition was viewed by management of the Company as a key factor in establishing the credibility of the Company with potential Original Equipment Manufacturers ("OEM's") as a quality manufacturer of
automotive parts.   In addition, the acquisition has brought to the Company
personnel experienced in manufacturing and who have contacts with turbocharger manufacturers and the potential customers for the Turbodyne products.

2.   PRODUCTS
     --------

EXISTING PRODUCTS

Pacific Baja Light Metals manufactures and markets permanent mold and sand aluminum castings, both machined and raw, for the automotive aftermarket as well as automotive and industrial original equipment manufactures
("OEM's"). The Company has three operating units: Optima Wheel; Baja Oriente; and Baja Pacific.

Pacific Baja Light Metals' present product lines include the following:

     CUSTOM WHEELS. Pacific Baja Light Metals, through its Optima Wheel operating unit, manufactures and markets styled aluminum road wheels for the automotive aftermarket. Products consist of one-piece aluminum wheels for passenger cars, light trucks, and motorcycles, as well as two-piece (steel outer, aluminum center) wheels for the passenger car replacement wheel market. Sixty percent (60%) of Pacific Baja Light Metals' custom wheel sales are private label brands produced for other wheel manufacturers and distributors with the remaining forty percent (40%) marketed under the "Optima Wheels" brandname to approximately 25 wholesale distributors located throughout the United States. As Optima Wheel is not a dominant aftermarket supplier of aluminum custom wheels, there is a risk that revenues from these products will decline. Management intends to minimize the risk of revenue loss by focusing on increasing revenues in the non-wheel, industrial products areas.

     NON-WHEEL ALUMINUM COMPONENTS. Pacific Baja Light Metals, through Baja Oriente's facility located in Ensenada, Baja California, Mexico, casts and machines permanent mold aluminum parts for the Garrett division of AlliedSignal Automotive, Inc. ("AlliedSignal"), which manufactures turbo-charging systems for Class 8 trucks. Pacific Baja Light Metals is the sole source to AlliedSignal for air-to-air heat exchange manifolds and is one of two aluminum foundries manufacturing compressor housings, pedestals, and other aluminum components for AlliedSignal. Pacific Baja Light Metals manufactures a ready-to-assemble product for AlliedSignal that is shipped directly to its plant in Mexicali, Mexico. The supply agreement between AlliedSignal and Pacific Baja Light Metals commenced on January 1, 1994 for an initial three year term and has been renewed for an additional three year term commencing on January 1, 1997 and expiring December 31, 1999. Pacific Baja Light Metals, through its Baja Pacific operating unit, manufactures short-run sand and permanent mold aluminum castings for automotive, aerospace, and other industrial applications.
     Products manufactured include turbine fan blades for maritime vessels, rotors for fan blades, and short production runs for existing customers.

NEW PRODUCT DEVELOPMENT

Pacific Baja Light Metals seeks to develop new products to respond to customer requests, to react to stylistic trends in the marketplace, and to diversify its product lines. Pacific Baja's engineering team has on-site design and development capabilities that enable it to design products utilizing computer aided design and computer aided manufacturing (CAD/CAM) drawings. Pacific Baja Light Metals' new product development activities among its various product lines are as follows:

     CUSTOM WHEELS. Optima Wheels does not design new and unproven custom aluminum road wheels. Instead, Pacific Baja Light Metals solicits market information from its customers and attends auto shows to determine which styles are popular, then using its CAD/CAM system, makes new molds and manufactures those wheels. Pacific Baja Light Metals will typically manufacture approximately ten new wheel products annually.

     NON-WHEEL ALUMINUM COMPONENTS. Over the past few years, Management has implemented a strategy of altering the product mix of Pacific Baja Light Metals from being predominantly an aluminum wheel manufacturer to a full-service aluminum foundry with a wheel capability. As a result of its efforts to implement this shift in strategy, Pacific Baja Light Metals has identified several new product opportunities.

New products developed by Pacific Baja Light Metals start as short-run prototypes at the La Mirada facility. Once these products become accepted by the OEM/customer, production is commenced at the higher volume foundry in Ensenada, Mexico. There can be no assurance that any of these product opportunities will be developed to production by Pacific Baja Light Metals or, even if developed, that they will ultimately be profitable for Pacific Baja Light Metals.

4.   MANUFACTURING
     -------------

Pacific Baja Light Metals manufactures products such as manifolds, compressor housings, and pedestals at its Ensenada foundry, performs its short-run foundry and prototype production in La Mirada, and manufactures aluminum cast custom wheels at both locations. The La Mirada and Ensenada foundries offer full-service capabilities to Pacific Baja's customers, with manufacturing activities ranging from casting to heat treating, powder painting (Ensenada only), finished machining, and packaging.

ENSENADA FOUNDRY

Baja Oriente, as a subsidiary of Pacific Baja Light Metals, operates an aluminum permanent mold foundry at Ensenada, Baja California, Mexico, which occupies approximately 120,000 square feet. The Mexican manufacturing facility is located in leased premises at #700 Miramar y Calle, 18 Ensenada, Baja California, Mexico. The facility is leased from Baja Pacific Properties for a ten year term expiring September 5, 2005. The rent payable is $16,850 (U.S.) per month, inclusive of taxes, rent and operating expenses, and escalates at a rate of 5% per annum during each subsequent year of the lease. The Ensenada facility serves as Pacific Baja Light Metals' primary long run, high volume casting operation, where custom wheels are cast, heat treated, painted, machined to a semi-finished state, and shipped to Pacific Baja Light Metals's La Mirada facility. The facility also houses Pacific Baja Light Metals's Baja Pacific operating unit, manufacturing aluminium components under contract for AlliedSignal, where manifolds are cast, machined, and shipped directly to AlliedSignal's assembly plant in Mexicali, Mexico and compressor housings and pedestals are cast, machined, and shipped to their Torrance, California facility. As of May 31, 1997 Pacific Baja Light Metals employed approximately 325 persons at its Ensenada foundry with two production shifts and one maintenance shift operating five and one half days a week.

LA MIRADA FOUNDRY

Located southeast of Los Angeles, California, Pacific Baja Light Metals's La Mirada sand and permanent mold foundry occupies approximately 95,000 square feet. The La Mirada Foundry is located in leased premises at 15300 Valley View Avenue, La Mirada, California 90638. The facility is leased from New England Mutual Life Insurance Company for a seventy-five month term expiring March 31, 2001. The rent payable by Pacific Baja Light Metals is $24,269.50 (U.S.) per month, inclusive of taxes, rent and operating expenses. In addition, Pacific Baja Light Metals's corporate offices and distributing facility are located in the La Mirada building. At this facility, Pacific Baja Light Metals receives semi-finished custom wheels, shipped from its Ensenada foundry, where they are finished, packaged, and prepared for shipment to its private label customers and Optima Wheel distributors. The facility also facilitates short-run and prototype aluminum casting production for customers and serves as Pacific Baja Light Metals's 'feeder' operation for longer run production in Ensenada, Mexico. As of May 31, 1997, Pacific Baja Light Metals employed approximately 100 persons at its La Mirada facility working two shifts, five days a week.

The only manufacturing activity that is outsourced by Pacific Baja Light Metals is chrome plating and polishing of Pacific Baja Light Metals' custom wheels due to the presence of hazardous materials associated with this process and the resulting risk of environmental litigation.

5.   SUPPLIERS
     ---------

The raw materials used in Pacific Baja Light Metals' production of cast aluminum custom wheels for the automotive aftermarket and cast aluminum parts for automotive and industrial OEM's consist primarily of aluminum and sand. Aluminum ingots are purchased from aluminum suppliers such as TST Inc., Vista Corporation, and Noranda Company and are melted, poured into sand and/or permanent mold castings, heat treated, machined, and finished into the final product. Aluminum purchases are based predominantly on price and terms, typically net 60 days, and Pacific Baja Light Metals does not expect any disruption in its ability to obtain aluminum in the near future. At present, there are no significant concentrations of aluminum suppliers at Pacific Baja Light Metals.

Sand is used in manufacturing the cores that are placed within permanent molds prior to pouring aluminum, as well as in sand aluminum castings produced by Pacific Baja Light Metals'. Pacific Baja Light Metals purchases approximately 90% of its sand from one supplier, however, sand is an abundant material and alternative sources of this raw material are available in the market.

Pacific Baja Light Metals' two-piece composite steel wheels are supplied by American Wheel, a division of Titan Wheel Corporation, and are fitted with aluminum centers manufactured at Pacific Baja Light Metals' facility in Ensenada, Mexico. Two-piece composite custom wheels comprise approximately 15% of total custom wheel revenues.

Pacific Baja Light Metals' facility in Ensenada, Mexico is supplied with raw materials purchased in, and delivered from, the United States, which serves to insulate Pacific Baja Light Metals from adverse foreign exchange fluctuations.

5.   MANAGEMENT
     ----------

Key personnel of Pacific Baja Light Metals are summarized as follows:

MICHAEL J. JOYCE, PRESIDENT

Mr. Joyce, 52, graduated from Kent State University with a BA in Physics and from Ohio State University with an MBA and has over 25 years of manufacturing and management experience. He has 15 years of experience in the aluminum casting and machining industry as a supplier to both automotive OEM's and aftermarket companies. Prior to joining Pacific Baja Light Metals in 1990, Mr. Joyce was Group President of a major automotive supplier for 13 years.

MR. LENNART RENBERG, EXCLUSIVE CONSULTANT

Mr. Renberg, 52, possesses over 30 years experience in both the 'tool and die' industry as well as the aluminum foundry industry. Mr. Renberg owned and operated a tool and die business and an aluminum foundry in the Los Angeles area. Mr. Renberg's services are provided pursuant to a consulting agreement between Lykar Specialties Inc. and Pacific Baja Light Metals whereby Lykar Specialties Inc. has agreed to provide the consultant services of Mr. Renberg to Pacific Baja Light Metals. The consultant agreement obligates Lykar Specialties Inc. to provide the full-time services of Mr.

Renberg on a day to day basis in connection with management of the operations of Pacific Baja Light Metals.

MR. THOMAS ZASTERA, VICE PRESIDENT OF FINANCE

Mr. Zastera, 58, earned a BS degree in Business Administration from the University of Nebraska. Mr. Zastera worked as controller for several foundry related companies, including 15 years with Western Wheel
Corporation as National Sales Manager from 1979 to 1990. He joined Pacific Baja Light Metals in 1990.

The involvement of the Company's directors and officers in Pacific Baja Light Metals in the day to day operations of the Pacific Baja Business is limited to fundamental decisions affecting the Pacific Baja Business and to discussions as to the production by Pacific Baja Light Metals of parts for the Turbodyne products. Management of Pacific Baja Light Metals reports to the Company as to the financial and operational conditions of the Pacific Baja Business on a monthly basis and as otherwise required. Day to day management of the Pacific Baja Business is the responsibility of management of Pacific Baja Light Metals.

6.   BAJA ORIENTE
     ------------

Baja Oriente is incorporated under Mexican law and is 100% beneficially owned by Pacific Baja Light Metals Corp. Ownership of Baja Oriente by its U.S. parent is permitted under an exemption to Mexican foreign investment law for "maquiladora" ventures. Baja Oriente operates as a maquiladora pursuant to a maquiladora license granted by the Mexican Ministry of Commerce. As a maquiladora, Baja Oriente is able to import raw material from the U.S. and export final products to Pacific Baja Light Metals in the U.S. without being subject to import and export duties levied under Mexican Federal Customs law. Baja Oriente purchases raw materials and receives payment for products in U.S. currency and is accordingly insulated from fluctuations in the exchange rate of the Mexican peso in respect of its purchases of raw materials and sales revenues.

7.   COMPETITION
     -----------

Pacific Baja Light Metals faces significant competition in both the cast aluminum wheels automotive aftermarket industry and cast aluminum product industry. In general, the barriers to entry to the aluminum foundry business are not prohibitive as capital costs are less than those associated with steel mills. Foundry operations incorporate little high technology and environmental issues are reduced since foundries use natural gas versus coal. The competition in each industry segment is summarized as follows:

     (a)    CAST ALUMINUM WHEELS FOR AUTOMOTIVE AFTERMARKET
            -----------------------------------------------

     Pacific Baja Light Metals faces competition from approximately 85 wheel companies within the United States, of which approximately one-third have manufacturing capability. Key competitors include American Racing Equipment, Progressive Wheel, Prima Wheel, American Eagle Wheel, Ultra Wheel, KMC Wheel and MHT Wheel. Sales from each of these competitors are estimated by management to be in the range of $30,000,000 U.S. to $100,000,000 U.S. Sales of aftermarket wheels are limited to the North American automotive market.

     (b)    CAST ALUMINUM PRODUCTS FOR OEM'S
            --------------------------------

     Pacific Baja Light Metals faces competition in the cast aluminum product manufacturing industry from a large number of competitors, including CMI, Stahl Foudry, Consolidated Metal and Citation Industries. Sales of each of these competitors are estimated by management to be in the range of $250,000,000 U.S. to $800,000,000 U.S.

     Barriers to entry for the cast aluminum product industry for automotive and industrial OEM's are significantly higher than the barriers of entry for cast aluminum wheels as OEM's impose high standards of quality control and low production tolerances on suppliers.

     The sales of the cast aluminum products to OEM's by Pacific Baja Light Metals is restricted to OEM's operating within the United States.

B.   TURBODYNE BUSINESS
     ------------------

Turbodyne Systems is in the business of developing products to enhance performance and reduce emissions of internal combustion engines. The products developed by Turbodyne Systems employ a technology known as the Turbodyne Technology which is designed to optimize air flow to internal combustion engines resulting in efficient fuel combustion in both diesel and gasoline engines. The Company acquired the Turbodyne Technology from Edward M. Halimi, a director of the Company, pursuant to an agreement dated July 15, 1993 and amended by agreements dated October 1, 1993 and December 31, 1993. See "Interest of Management and Others in Material Transactions".

1.   PRODUCTS
     --------

Turbodyne Systems has developed three principal products employing the Turbodyne Technology more particularly described as follows:

     (i)   TURBODYNE SYSTEM
           ----------------

        The Turbodyne System is an air flow enhancement product designed to improve the performance of internal combustion engines by increasing air flow to the cylinders. As a result of increased air flow, more efficient combustion takes place within the cylinders resulting in increased power for the same amount of fuel and reduction of engine emissions.

        In order for combustion to take place in an internal combustion engine, both oxygen and fuel must be present within the combustion chamber (cylinder). Typically, the vacuum created by the action of the piston causes air to be sucked into the engine through the carburator. The fuel is supplied to the cylinder under pressure through the action of the fuel pump and fuel injectors. While engineers attempt to design engines so that optimal combustion occurs, the variation in the air fuel ratio which occurs as a result of the difficulty in controlling air intake pressure results in intervals of inefficient combustion, especially during rapid acceleration or deceleration and on cold start up. These variations in air fuel ratios result in lack of or inconsistent engine power, fuel wastage and emissions. The two principal attempts to solve this problem are superchargers and turbochargers.

        A supercharger is essentially an air compressor which is driven by the engine and supplies positive air intake pressure to the cylinder through the carburator. Although superchargers solve most of the air fuel ratio problems they have become unpopular because they are expensive, rob engine power and increase fuel consumption.

        Turbochargers perform the same function as superchargers by delivering positive air intake pressure through the carburetor to the cylinders. Unlike superchargers, turbochargers are driven through the pressure of exhaust gases exiting the engine. Although turbochargers solve many of the power and fuel consumption problems of superchargers they are designed to work efficiently at relatively high speeds. Until the pressure of exhaust gases spins the turbine blades of the turbocharger above relatively high speeds, there is insufficient air flow to the engine causing the engine to burn a fuel rich mixture. This results in the phenomenon known as turbo lag. Turbo lag occurs during the period from initial acceleration to the time when the turbine blades spin at full boost (30,000 + RPM). The inefficient operation of the engine during the turbo lag period presents safety problems due to lurches in the acceleration phase of the driving cycle. The inefficient operation of the engine during the turbo lag period increases fuel consumption and maintenance problems and causes an increase in emissions due to the incorrect air fuel ratio. Although turbochargers solve air fuel ratio problems during peak operating periods, they actually exacerbate the problems during the turbo lag period.

        The Turbodyne System is an add on device for turbocharged engines which uses an electric motor to drive the turbine and provide positive intake pressure through the carburetor during the turbo lag period.

        The Turbodyne System increases the speed of the turbocharger when exhaust gases are insufficient to maintain appropriate turbocharger speed. The Turbodyne System incorporates brushless electric motors and clutch designs that alleviate wear problems. The brushless motor and an electronic controller convert the automotive D.C. power into a three phase power supply and feed-back circuit. The motor is integrated as part of an air-duct which is attached to the air intake port of a turbocharger. Rotational power is transmitted through an automatic Bendix type full disconnecting clutch with a conical clutch interface. When the electric motor is engaged and the shaft rotates, the clutch assembly engages the motor with the turbocharger rotor. Upon acceleration of the clutch and rotor assembly, radial load is centered using a clutch piloting bore.
        The motor is activated by remote sensors that monitor the demand for power and turbo boost.

        The earliest models of the Turbodyne System were developed primarily for the purpose of overcoming turbo lag, modulating power delivery and avoiding sudden power surges which may cause accidents in turbocharged vehicles. The ability of the Turbodyne System to reduce emissions was discovered during the development of the Turbodyne System when it was observed that vehicles equipped with the system did not generate customary smoke during acceleration. The absence of smoke results from the fact that turbocharger equipped engines are calibrated to deliver fuel to the engine based on optimal air flow that occurs when the turbocharger is running at 30,000+ rpms. During the turbo-lag period the fuel to air ratio is too rich resulting in inefficient combustion, excessive smoke, particulate matter emissions and wasted fuel. Initial independent laboratory results to date indicate that the Turbodyne System reduces fuel consumption and emissions by providing improved air fuel ratio for combustion during acceleration. More efficient combustion also results in better power delivery and elimination of turbolag.

        Management of Turbodyne Systems views the Turbodyne System as a prototype product which was fundamental in establishing the technical viability of the Turbodyne products. The technology employed in the Turbodyne System has been incorporated into the Turbopac and Dynacharger products subsequently developed by Turbodyne Systems, as discussed below. The Company is of the view that the Turbopac and Dynacharger products have superceded the Turbodyne System for a majority of applications in the automotive industry. There may still be limited applications within the automotive industry and general applications outside the automotive industry where the Turbodyne System may be commercially employed.

     (ii)  TURBOPAC
           --------

        Turbopac applies similar technology as the Turbodyne System to make combustion more efficient in both turbocharged and non-turbocharged gasoline and diesel engines by optimizing the air to fuel ratio. The Turbopac products are designed to provide an air boost into the engine in-take manifold during the acceleration phase. Testing to date indicates that Turbopac extends the benefits of the Turbodyne System of increased engine power, reduced fuel consumption and reduced emissions to non-turbocharged vehicles. Turbopac employs a high speed, electronically controlled brushless electric motor which runs continuously once the engine has started, providing positive air intake pressure to optimize the air to fuel ratio. Turbopac essentially serves as an electronic supercharger. Turbopac can also be installed on turbocharger equipped engines. Unlike the Turbodyne System, Turbopac can be installed without the need for precision
        machining of a turbocharger.   The most significant aspect of
        Turbopac is that it allows Turbodyne Systems to target much larger international markets because of its ability to be installed on non-turbocharged engines.

        Turbodyne Systems plans to design and produce four separate Turbopac models which may be installed on both turbocharged and non-turbocharged engines:

        (1) the 1200 Turbopac model for carburetted two-cycle gasoline engines installed in motorcycles, water-ski jets and snowmobiles;

        (2) the 1500 Turbopac model for cars, performance vehicles and light trucks with either fuel injected or carburetted gasoline engines and with displacements up to 3.5 litres;

        (3) the 2200 Turbopac model for cars, performance vehicles and light trucks with either fuel injected or carburetted engines with displacements greater than 3.5 litres;

        (4) the 2500 Turbopac model for heavy duty trucks and buses for either fuel injected or carburetted diesel engines.

        Turbodyne Systems has completed development of the 1500 Turbopac model and has commenced production. Development of the 1200 Turbopac, 2200 Turbopac and the 2500 Turbopac models is in progress. Production of the 1200 Turbopac model and the 2200 Turbopac model is anticipated by the end of September, 1997 and production of the 2500 Turbopac model is anticipated by the end of 1997.

     (iii) DYNACHARGER
           -----------

        The Dynacharger is Turbodyne Systems's newest product. It is essentially an electric motor built into a turbocharger. Dynacharger was developed primarily as a result of feedback from evaluations by potential customers who indicated that they would prefer to see the Turbodyne Technology built into a turbocharger rather than provided by an additional external component. Its principal advantages over the Turbodyne System attached to a turbocharger are in cost, weight and space economies. Operation of the Dynacharger is similar to the Turbodyne System, except that the electric motor is part of the internal design of the turbocharger and does not require a clutch to attach it to the turbocharger's rotating assembly. The Dynacharger can be interchangeable with an original equipment turbocharger, thus making it appropriate for sale to both the original equipment manufacturer's market and the after market. Turbochargers incorporating the Dynacharger products can be installed on both fuel injected and naturally aspirated (ie. carburetted) diesel and gasoline engines.

        Turbodyne Systems is also developing a product described as a Motor-Assisted Variable Geometry Turbocharging System
        ("Motoassist") which is essentially a Dynacharger with a valve system to concentrate exhaust gases resulting in faster turbine acceleration.

     (iv)  LABORATORY TESTING
           ------------------

        The Turbopac products have been tested by the following independent laboratories: Golden West College of 15744 Golden West St., Huntington Beach, California and Southwest Research Institute of 62220 Culebra Road, San Antonio, Texas. Various Turbodyne products have been tested by the following OEM's:  Caterpillar, Navistar, Volkswagen, KKK, SAAB,
        Cummins Engines, Viessmann, MAN.   The 2500 Turbopac product is
        currently undergoing a testing and evaluation process towards a U.S. Environmental Protection Agency certification for the U.S. Urban Bus Retrofit Program.

2.   STATUS OF PRODUCT DEVELOPMENT
     -----------------------------

The Turbodyne System, 1200 Turbopac, 2200 Turbopac, 2500 Turbopac and Dynacharger products are not yet being commercially produced. Turbodyne Systems has commenced preliminary production of the 1500 Turbopac products at its facility in Carpinteria, California.

Turbopac specification and design for the 1500 Turbopac products is essentially complete. Turbodyne Systems's engineering staff are in the process of finalizing parts and vendor lists and coordinating delivery schedules for all components. Milestones yet to be completed prior to being ready for commercial production and sale of product include: completion of production equipment procurement and tooling; establishment of manufacturing and testing standards/procedures; establishment of the production/assembly lines; creation of installation procedures and related documentation; and completion of environmental and other performance tests on the final production units. There is no assurance that commercial production will be achieved in the near future or at all or that the products will be commercially successful. In addition, no commercial order is currently in place and there is no assurance that the Company will ever receive such an order.

Turbodyne Systems is close to completion of specification and design for its Dynacharger product. As many of the components and vendors for the Dynacharger are consistent with Turbopac, Turbodyne Systems's management expects to ready the first Dynacharger model for production at the end of 1997, subject to a commercial order being in place. No assurance can be given that this product will be produced and if produced that it will be commercially successful.

Turbodyne Systems's production plan calls for the electronic components of Turbopac and Dynacharger to be assembled and tested at Turbodyne Systems's
facility in Carpinteria.   Final assembly and testing of the products will
be done at the Baja facility in La Mirada. Turbodyne Systems has adequate space at its Carpinteria facility for these purposes and Pacific Baja Light Metals intends to commit approximately 30,000 square feet at its La Mirada plant for final assembly and inventory of Turbodyne products. Turbodyne Systems expects to concentrate its production and sales efforts on the Turbopac and Dynacharger products, although limited sales and production of the Turbodyne System are expected for customers interested in an add on product for existing turbocharged vehicles.

Turbodyne Systems's limited production to date has been for the purposes of meeting requirements of potential customers and testing agencies undertaking evaluations of Turbodyne Systems' products. Evaluations underway are primarily for the purpose of allowing potential customers to determine the suitability and performance of the products for their applications with the goal of obtaining purchase orders. To date, Turbodyne Systems has had no significant sales of its products.

Turbodyne Systems has spent approximately $8,705,000 developing the Turbodyne System, Turbopac and Dynacharger products to December 31, 1996. Management anticipates that an additional $1,500,000 of additional research and development expense will be required in order to bring all Turbopac models and the Dynacharger product into full scale commercial production.

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

4.   MARKETING OF THE TURBODYNE PRODUCTS
     -----------------------------------

MARKET SEGMENTS
---------------

(a)  TURBODYNE SYSTEM
     ----------------

The Company is not currently marketing the Turbodyne System as it considers that the Turbopac and Dynacharger products, which incorporate the technology developed in the Turbodyne System, have superceded the Turbodyne System and are more marketable products.

(b)  TURBOPAC PRODUCTS
     -----------------

The Company is marketing its Turbopac products in both the OEM (Original Equipment Manufacturer) sector and the aftermarket installation sector.

The Company is pursuing evaluations of all of its Turbopac products with OEM's, including Navistar, AlliedSignal, Volkswagen and MANN, in an attempt to convince these manufacturers as to the performance and marketability of the Turbopac products. The evaluation programs being conducted by OEM's are long-term evaluation programs and accordingly the Company does not anticipate a contract with an OEM for its Turbopac products until 1998 at the earliest. The Company hopes to supply OEM's with the Turbopac products under joint venture manufacturing projects to be entered into with the OEM's who may agree to purchase the Turbopac products.

The Company is marketing the 1500 Turbopac product in the aftermarket automobile markets pursuant to the Grand Distribution Agreement, discussed below. Grand has yet to achieve significant sales of the 1500 Turbopac product due partially to delays in full scale production of the product by Turbodyne Systems. The Company is now finalizing warranties and installation and operation manuals and anticipates commencing full scale
production shortly.   Grand will market the 1500 Turbopac product under the
Grand Agreement. While Grand has yet to commence full scale marketing, Grand has received a strong response to test advertising conducted for the 1500 Turbopac product.

The Company intends to market the 2500 Turbopac product for the heavy duty truck and bus aftermarket installation market. The 2500 Turbopac product is being tested at Southwest Research Laboratories for compliance with the pollution standards imposed by the U.S. Environmental Protection Agency for the U.S. Urban Bus Retrofit program. This testing is in the final stages. If the 2500 Turbopac product receives certification, the Company will commence marketing activities. Production of the 2500 Turbopac product will be undertaken by the Company alone or under a joint venture program with an existing retrofitter in the truck and bus industry.

(c)  DYNACHARGER PRODUCTS
     --------------------

The Company will pursue evaluation programs with OEM's upon the finalization of the development of the Dynacharger product. As with the Turbopac products, the Company has the objective of securing OEM supply contracts under which the Dynacharger products will be incorporated
directly into OEM products.   The Company anticipates that it will commence
these marketing efforts in early 1998.

(d)  GEOGRAPHICAL MARKET
     -------------------

The Company's geographical market for OEM manufacturers is defined by the location of the OEM's. Initially, the Company has targeted OEM's in the United States and Europe who are involved in automobile and truck and related parts manufacture. The ultimate consumers of these products will be worldwide.

The Company's geographical market for aftermarket products is initially the United States through the Grand Distribution Agreement and the U.S. urban bus retrofit market.

ADDITIONAL MARKETING EFFORTS
----------------------------

In addition to these marketing efforts, the Company is pursuing a marketing plan which has been designed to quickly establish a wide distribution of the Turbodyne System and includes sales materials such as brochures, advertisements and mail-outs. Trade shows will be attended three or four times per year. Sales will be solicited through the assistance of marketing departments of target customers which will be followed by comprehensive technical presentations and demonstrations to senior management. These efforts will be directed to the marketing departments on the basis that the product will contribute to vehicle sales through performance enhancement and the reduction of emissions. In this way, both the OEM and after-market levels can be pursued. No assurance can be given that the Company's marketing plan will be successful.

BURSON - MARSTELLAR
-------------------

The Company has entered into an agreement dated April 4, 1997, with Burson
- Marstellar whereby Burson - Marstellar will provide marketing, communication and media relations services in connection with the marketing of the Company's Turbodyne products in consideration for $10,000 U.S. per month plus expenses. The agreement may be terminated by either party on
giving 60 days written notice.   The marketing services provided are
strictly in connection with the Company's products and do not extend to investor relations activities.

COMPETITION
-----------

While the Company believes there is no direct competition to the Turbodyne Technology, competition to the Turbodyne Technology exists from competing technologies marketed by companies who may have more resources and who may be better financed than the Company. In addition, there is no assurance that new competitors will not attempt to enter the industry.

Competition for the Turbopac products will come from improvements and refinement to conventional internal combustion engines which may be able to increase fuel efficiency and decrease emissions. The cost of incorporating these improvements and refinements into existing internal combustion engines may be less than the cost of installing a Turbopac product. In addition, improvements and modifications to existing technology may be more readily accepted by OEM's and consumers.

Competition for the Dynacharger products will exist from improvements and refinements to existing turbocharger technology. Turbochargers incorporating improvements and refinements to existing turbocharger technology may be cheaper than turbochargers incorporating the Dynacharger products. In addition, OEM's and consumers may be more willing to accept improvements and refinements to existing turbocharger technology than turbochargers installed with the Dynacharger product.

Both the Turbopac and Dynacharger products may incur competition from existing products manufactured by OEM's who are not prepared to incorporate Turbodyne products into their final products. Due to the size and financial resources of OEM's and the relatively small number of OEM's in the automotive market, this unwillingness could be a significant barrier of entry to the Company.

IMPACT OF GOVERNMENT REGULATION
-------------------------------

The imposition of increased pollution standards by government regulatory agencies may have an impact on the demand for the Turbodyne product. As pollution standards increase, the automotive market may increase its demand for technical improvements to existing internal combustion engine technology in order to meet these standards. Demand for the Turbodyne products will increase with increased pollution standards if the Company is able to convince OEM's and consumers of the performance of the Turbodyne products.

In the U.S., emissions standards for diesel engines are imposed by the US Environmental Protection Agency (the "US EPA) and by other regulatory
agencies such as the California Air Resources Board ("CARB").   Testing
indicates that vehicles equipped with Turbodyne Products meet the US EPA's emissions standards as specified in the 1990 Clean Air Act Amendments of 1990 (the "Clean Air Act") which established the US emission standards for on-highway diesel engines produced through 2001. Insofar as light and medium heavy-duty diesel engines are concerned, the CARB standards are similar to those adopted by the US EPA. There can be no assurance that these government regulations will not be changed, either to relax emissions standards or to increase emissions standards to a level where the Turbodyne Products would not meet the required emissions standards.

4.   PROPRIETARY PROTECTION OF PRODUCTS
     ----------------------------------

Turbodyne Systems has filed and will continue to file patent applications for its products and inventions. Turbodyne Systems has made patent applications for its Turbodyne Technology as described below. Except as indicated below, there is no assurance that patents will be granted in respect of these patent applications.

A U.S. patent application was made by Edward M. Halimi, as inventor, in 1993 for Turbodyne Systems's original Turbodyne Systems product. This patent application was assigned by Mr. Halimi to Turbodyne Systems pursuant to an asset purchase agreement between Mr. Halimi and Turbodyne Systems dated August 18, 1993. Turbodyne Systems has been advised by the U.S. Patent Office that all claims in respect of this patent application have been approved. Turbodyne Systems has submitted final drawings to the Patent Office and has paid the patent issuance fee required for the issue of the formal patent. The issue of the formal patent is subject only to the acceptance by the Patent Office of the final drawings. No royalty is payable in respect of this patent. The patent will expire 17 years from the date of formal issuance.

Two U.S. patent applications were submitted by Edward M. Halimi, William Woolenweber and Ralph Maloof, as inventors, in 1995 in respect of Turbodyne Systems's proprietary Dynacharger products. The U.S. Patent Office has approved all claims with respect to the earlier of the patent applications and a formal patent has been issued in the name of the inventors. With respect to the second of the patent applications, the U.S. Patent Office has approved 40 out of 42 claims and has issued a formal patent in the name of the inventors. Patents issued in respect of the Dynacharger products will expire 20 years from the date of application of each patent. In respect of the first patent which has been issued, this patent will expire on July 28, 2015. In respect of the second patent, this patent will expire on September 18, 2015. The inventors have executed formal patent assignment documents in favour of Turbodyne Systems for each of the patent applications in respect of the Dynacharger product which have been submitted to the U.S. Patent Office for registration. Turbodyne Systems has agreed to pay a royalty to each of the inventors equal to 1% of the gross revenues directly attributable to the Dynacharger products, for a total royalty equal to 3% of gross revenues.

Two U.S. patent applications were submitted in late 1995 by Edward Halimi, William Woolenweber and Ralph Maloof, as inventors, in respect of Turbodyne Systems's Turbopac products. Turbodyne Systems has yet to receive any notice from the U.S. Patent Office approving or disapproving the claims
made in these patent applications.   The inventors have executed formal
patent assignments in favour of Turbodyne Systems in respect of these patent applications which have been submitted to the U.S. Patent Office for registration. Turbodyne Systems has agreed to pay a royalty to each of the inventors equal to 1.5% of gross revenues directly attributable to the Turbopac products, for a total royalty equal to 4.5% of gross revenues.

Turbodyne Systems has also made patent applications for recognition of each of the patent applications for the Turbopac and Dynacharger products with each country that it is party to the International Patent Convention Treaty in order to secure international patent protection of Turbodyne Systems's Turbodyne Technology.

Turbodyne Systems's policy is to diligently defend any infringement of its patents. To date Turbodyne Systems has not encountered any challenges or potential challenges of its patents. Turbodyne Systems has not established a fund for defense of its patents but may do so if significant sales of its products are achieved.

Turbodyne Systems also requires all employees, consultants and persons or companies involved in the testing of Turbodyne Systems's products to execute confidentiality agreements and to agree to keep confidential all proprietary information with respect to Turbodyne Systems's products.

The Company is obligated to make the following payments in the nature of royalties on each Turbodyne unit sold:

     (a) $1.00 per Turbodyne unit to Douglas B. Johnson ("Johnson") to a maximum of $200,000, pursuant to a loan agreement between the Company, Johnson and Edward Halimi as guarantor dated August 4, 1994 as amended by an agreement dated December 8, 1994 (the "Johnson Loan Agreement");

     (b)       $5.00 per Turbodyne Unit to 482047 B.C. Ltd. ("482047"), to
               a maximum of $1,000,000, pursuant to a loan agreement dated January 24, 1995 between the Company, Turbodyne Systems and 482047 (the "482047 Loan Agreement").

Under the terms of the Johnson Loan Agreement, Johnson advanced to the Company the principal sum of $200,000 (U.S.) as a short term loan repayable on demand. The Company has repaid the loan from Johnson under the Johnson Loan Agreement in full, however the royalty obligation remains.

As additional consideration for this loan, the Company issued 25,000 shares to Johnson at a deemed price of $0.40 per share, being the market price of the shares of the Company at the time of the agreement. The royalty payable under the Johnson Loan Agreement extends to the sale by the Company of its Turbopac and Dynacharger products.

Under the terms of the 482047 Loan Agreement, 482047 advanced to the Company the principal sum of $300,000 U.S. as a short term loan repayable on demand. As an additional bonus, the Company agreed to issue to 482047 a number of shares equal to 20% of the $300,000 U.S. advance, divided by a deemed price of $0.36 (Cdn.) per share being the market price of the shares of the Company at the time of the agreement. Pursuant to this obligation, the Company issued 233,333 shares to 482047 at a deemed price of $0.36 per share. In addition, the Company issued 116,667 shares at a deemed price of $0.36 per share as a finders fee in connection with this loan. The Company has repaid the loan from 482047 under the 482047 Loan Agreement in full, however the royalty obligation remains. The royalty payable under the 482047 Loan Agreement extends to the sale by the Company of its Turbopac and Dynacharger products.

5.   KEY EMPLOYEES
     -------------
In addition to Edward Halimi, who serves as President of Turbodyne Systems and whose qualifications are discussed in "Directors and Officers", the following are considered to be the key employees of Turbodyne Systems:

     DR. WILLIAM E. WOOLLENWEBER - VICE PRESIDENT, TURBOCHARGER TECHNOLOGY AND CHIEF ENGINEER, DYNACHARGER PROGRAM
     --------------------------------------------------------------------

     Dr. Woollenweber has a Bachelors degree in Mechanical Engineering from Yale University and Masters and PhD degrees in Mechanical Engineering from California Coast University. He has been granted over 25 patents, primarily on turbochargers and turbo machinery and has authored several articles on these subjects. Prior to joining Turbodyne Systems in 1995 he served as President of Turbo Design Inc. of Carlsbad, California, a technical consulting firm specializing in turbochargers and superchargers. He is a former executive director of Cummins Engine Company, Inc., a former Vice-President of Holset Corporation, a former Managing Director of BHD Engineers and former Vice-President of Schwitzer Corporation.

     RALPH P. MALOOF - VICE PRESIDENT AND CHIEF ENGINEER, TURBOPAC PROGRAM
     ---------------------------------------------------------------------

     Mr. Maloof is a professional engineer with degrees in Mechanical and Aeronautical Engineering. Prior to joining Turbodyne in 1994 he was an engineering consultant in private practise. He was formerly Senior Program Manager and Manager of Manufacturing Research with Lockheed Aircraft Corporation.

     DR. ANATOLY MEZHERITSKY - VICE PRESIDENT, EMISSIONS TECHNOLOGY AND TURBOCHARGERS
     -------------------------------------------------------------------

     Dr. Mezheritsky holds an M.Sc degree in Mechanical Engineering from the University of Transport Machine Production in the former U.S.S.R. He holds a Ph.D in gas turbines from Leningrad Ship Manufacturing and a D.Sc in turbochargers for deisal engines from Leningrad Politechnical University. Prior to joining Turbodyne in 1996 he served as President of M.A. Turbo/Engine Design. He is formerly a senior mechanical engineer with Vicmar Engineering Ltd. He was formerly Department Manager, the All Union Design and Technical Institute of Power Engineering in Leningrad, U.S.S.R. He formerly served as a professor with the U.S.S.R. Navy Higher Academy and the High Marine Engineering Academy in Murmansk, U.S.S.R. He began his career in the 1950's as an engineer researcher in a Turbine Engineering Plant in Leningrad, U.S.S.R. He has published 9 books and 76 articles in the field of mechanical engineering and holds 8 U.S.S.R. patents and one U.S. patent.

     DR. DORRIAH L. PAGE - VICE-PRESIDENT, EMISSION TECHNOLOGY AND ENVIRONMENTAL COMPLIANCE
     ---------------------------------------------------------------

     Dr. Page holds a Ph.D. and M.Sc. in Transportation Engineering from the University of California. She also holds a B.Sc (Biology) and a B.A. (Political Science). Prior to joining Turbodyne Systems in 1995 she was an independent Air Quality and Environmental Research Consultant. She has authored numerous papers on air quality and engine performance subjects and is an executive member of several transportation and emission related boards and organizations.

     LENARD WEDMAN - VICE-PRESIDENT, ELECTROMAGNETICS AND MOTOR TECHNOLOGY
     ---------------------------------------------------------------------

     Mr. Wedman holds a B.Sc. in Electrical Engineering from the University of Alberta and a M.Sc. in Electrical Engineering from the University of British Columbia.

     DAVID WILLETT - VICE-PRESIDENT, ELECTRONICS AND CONTROL TECHNOLOGY
     ------------------------------------------------------------------

     Mr. Willett holds a B.Sc. degree in Electrical Engineering from the University of California, Santa Barbara and a M.Sc. degree in Electrical Engineering from the University of Wisconsin, Madison. Prior to joining Turbodyne in 1996, he was Engineering Design Manager with Pacific Scientific Company where he was employed in various engineering capacities since 1987.

6.   PRODUCT EVALUATIONS
     -------------------

Turbodyne Systems is currently involved in ongoing evaluation programs and joint development programs with OEM's. Turbodyne Systems's goal is to convince OEM's as to the effectiveness of the Turbodyne Technology and to enter into supply contracts with these OEM's.

7.   DISTRIBUTORSHIP AGREEMENTS
     --------------------------

a.)  GRAND TECHNOLOGIES INC.
     -----------------------

On June 13, 1996, Turbodyne Systems entered into an exclusive distributorship agreement (the "Grand Agreement") with Grand Technologies Inc. ("Grand"), formerly Granatelli Performance Technologies, Inc. of Camarillo,

California. Under the terms of the Grand Agreement, Grand will act as the exclusive worldwide distributor of Turbodyne Systems's Turbopac products for the automotive and motorcycle gasoline engine performance aftermarket.

Grand is a recently incorporated corporation formed for the purpose of marketing the Company's Turbopac products under the Grand Agreement and has no history of prior sales. The principals of Grand include Mr. Harry Hibler, an automotive publisher, and Mr. George Fencl, a director of Vector
Automobiles Company.   Mr. Hibbler was formerly Director of Sales and
Marketing for Specialty Events for Peterson Publishing Co. From 1994 to 1996. During this time, Mr. Hibbler was publisher of Event Scene Magazine.

Mr. Hibbler was publisher of Hot Rod Magazine from 1980 to 1985 and from 1987 to 1994 and publisher of Car Craft Magazine from 1976 to 1980. Vector Automobile Company is a manufacturer of limited production high performance automobiles. Each of Mr. Fencl and Mr. Hibbler have in excess of 20 years experience in the automobile industry.

Grand has no revenue other than any revenue which may have been received from any sale of Turbopac products delivered by the Company. Capitalization of Grand has been nominal and contribution to Grand from its principals is on an as needed basis in order to meet necessary obligations and ongoing expenses. The Company does not know of any assets which may be owned by Grand other than the Turbopac products delivered to Grand by the Company and the interest of Grand in the Grand Agreement.

Turbodyne Systems entered into the Grand Agreement based on the experience and reputation of Mr. Hibbler and Mr. Fencl, the principals of Grand. While there is a risk that Grand will not be able to complete its obligation under the Grand Agreement, Turbodyne Systems has the right to terminate the Grand Agreement for cause, as defined in the Grand Agreement, or without cause upon delivery of 90 days notice. If the Grand Agreement is terminated, all rights of Grand to distribute Turbopac products will terminate. Grand is an independent contractor under the Grand Agreement and will not be an agent or consignee in any way of Turbodyne Systems. Any product ordered by Grand will be purchased by Grand from Turbodyne Systems.

Turbodyne Systems is not obligated to fund the operations of Grand or to provide any personnel or material to Grand under the Grand Agreement.

At the time the Grand Agreement was entered into, Grand was known as Granatelli Performance Technologies Inc. Granatelli Performance
Technologies Inc. subsequently changed its name to Grand Technologies Inc.

GRAND HAS NO ASSOCIATION WITH THE ANDY GRANATELLI GROUP OF COMPANIES, PAXTON PRODUCTS, INC., VINCE GRANATELLI RACING INC., ANDY GRANATELLI OR ANY COMPANY OF WHICH ANDY GRANATELLI IS AN OWNER OR A PRINCIPAL.

Under the terms of the Grand Agreement, Grand is required to purchase a minimum of 15,000 units in 1996 at an aggregate cost of $9,375,000 U.S. and 50,000 units at an aggregate cost of $31,250,000 US in each subsequent year in order to maintain its distributorship rights. There is no assurance these purchase obligations will be met by Grand or that Turbodyne Systems will realize these revenues. Turbodyne Systems has agreed that it will not terminate the Grand Agreement for failure to meet these minimum orders if Grand has been diligent in promoting sales. Turbodyne Systems completed the initial delivery of 85 Turbopac products under the Grand Agreement during the week of October 14 - 18, 1996. These units were not recorded as sales as they were delivered for product evaluation purposes. Turbodyne Systems completed a subsequent delivery of 125 Turbopac products during the period ending December 31, 1996, which deliveries were not recorded as sales. Payment has been received from Grand for the 125 Turbopac products delivered. The payment will be applied against development costs. The Turbopac products shipped were produced in limited scale production runs at Turbodyne Systems' Carpenteria facility. While Grand did not meet the minimum purchase requirement of 15,000 units in 1996, Turbodyne Systems has elected not to terminate the Grand Agreement for failure to meet the minimum distribution requirement in 1996 as Turbodyne Systems has been satisfied with the marketing efforts of Grand to date and due to the fact that Turbodyne Systems commenced limited production of the 1500 Turbopac Product in late 1996.

The Grand Agreement is for an initial term of three years and will be automatically renewed, subject to Grand complying with the terms of the Grand Agreement, for successive two year periods.

The Grand Agreement does not restrict Turbodyne Systems's right to appoint other distributors for aftermarket applications other than the automotive and motorcycle gasoline engine performance aftermarket, or for the original equipment manufacturer market.

Under the Grand Agreement, Turbodyne Systems will offer a limited 50,000 mile warranty for each Turbopac unit sold by Grand. The warranty obligates Turbodyne Systems to replace any defective Turbopac unit. The warranty is limited to the expiry of the two year period from purchase or 50,000 miles of use, whichever is earlier.

There is no assurance that Grand will be sufficiently capitalized to enable Grand to complete its obligations under the Grand Agreement or any purchase orders delivered by Grand to the Company.

There is no assurance Turbodyne Systems will be able to supply the Turbodyne Products ordered under the Grand Agreement.

b.)  VIESSMAN WERKE
     --------------

The Company has been advised by Viessman Werke GmbH & Company of Allendorf, Germany that Viessman has received positive results from its performance evaluations of the Company's Turbopac products. The evaluations were completed by Viessman pursuant to a development and supply proposal agreed to between the Company and Viessman in January, 1996. The proposal contemplated the supply of approximately 200,000 Turbopac units per year upon completion of successful evaluations by Viessman.

There is no assurance that the Company and Viessman will enter into a formal supply contract for the 200,000 Turbopac units, as contemplated in the proposal, and no purchase orders have been received from Viessman.


c.)  KUHNLE, KOPP AND KAUSCHE AG
     ---------------------------

The Company has entered into an agreement in principle with Kuhnle, Kopp and Kausche AG ("3K"), dated for reference April 11, 1997, for the design, development and manufacture of a prototype line of turbochargers incorporating the Company's technology and to be manufactured by 3K. The prototype turbochargers would be developed for 3K's major customers in the European automotive market. 3K is owned by the Penske Automotive Organization and is the largest manufacturer of turbochargers in Germany.

The agreement in principle contemplates formation of a joint venture pursuant to which the Company will license its turbodyne technology to the joint venture and will participate in the development, component supply and assembly of the turbocharger products. 3K will have the overall responsibility for marketing and sales of the joint venture products through 3K's established distributor and dealer network. An exclusive license is to be granted by the Company to the joint venture which will be for automotive manufacturers in Europe and such other territories as the Company and 3K may agree. The Company will not receive any royalty from its license to the joint venture. The Company will participate in joint venture profits to be shared pursuant to a formula based on cost distribution. The agreement in principle also provides 3K with the option to continue to use any technology licensed to the joint venture for a period of 3 years after termination, in consideration for the payment of a royalty in an amount to be agreed upon.

There is no assurance that the agreement in principal between the Company and 3K will result in a formal joint venture agreement between the Company and 3K being executed. In addition, there is no assurance that the joint venture between the Company and 3K will achieve sales of the turbochargers incorporating the Company's Turbodyne Technology or that the Company will ever realize any profits from the joint venture.

8.   DEVELOPMENT COSTS TO DATE
     -------------------------

Turbodyne Systems has incurred product development costs for the Turbodyne products totalling $8,705,000 to December 31, 1996.


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this prospectus. The financial condition and operating results for the Company described for the period from January 1, 1996 to December 31, 1996 includes the financial condition and operating results of Pacific Baja Light Metals from July 2, 1996. The financial condition and operating results for Pacific Baja Light Metals described for the periods up to June 30, 1996 represent the financial condition and operating results of Pacific Baja prior to the acquisition by the Company.

1.   TURBODYNE TECHNOLOGIES INC.
     ---------------------------

---------------------------------------------------------------------------


   SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS
                         (CANADIAN GAAP)(AUDITED)
---------------------------------------------------------------------------


                                            Year Ending     Year Ending   Year Ending
                                           Dec. 31, 1996   Dec. 31, 1995  Dec. 31, 1994
                                           --------------  -------------  -------------
Sales                                        $19,007,000            Nil         Nil

Gross Profit                                 $ 2,509,000            Nil         Nil

Net Income (Loss)                            ($2,558,000)   ($1,528,000)   ($ 936,000)

Working capital (Deficit)                    $ 9,964,000    $    83,000    ($ 426,000)

Property, Plant, and Equipment (Net)         $15,703,000    $   638,000    $  113,000

Deferred Product Development Costs           $ 8,705,000    $ 3,771,000    $1,754,157

Other Intangibles (1)                        $21,234,000            Nil          Nil

Total Assets                                 $64,495,000    $ 5,202,000    $1,899,000

Long Term Liabilities                        $ 8,666,000    $   463,000          Nil

Total Liabilities                            $17,517,000    $   966,000    $  458,000

Shareholders Equity                          $46,978,000    $ 4,236,000    $1,441,000

Number of Shares Outstanding                  23,580,098     16,542,121    10,663,052

--------------------------------------------------------------------------------------

(1)  Goodwill

From the date of the acquisition of the Turbodyne Technology in April, 1993 to the completion of the acquisition of Pacific Baja, the Company was engaged, through Turbodyne Systems, principally in researching and developing products incorporating the Turbodyne Technology To enhance engine performance and reduce emissions of internal combustion engines. During this period, the Company commenced development of the Turbodyne System, the Turbopac product and the Dynacharger product. In addition, the Company's research and development resulted in the filing of the patent applications in respect of the Turbodyne System and the Turbopac and Dynacharger products. While Turbodyne Systems has undertaken low volume production of its products, the products produced have been primarily used for testing and evaluation with OEM's and major retrofit customers. Turbodyne Systems has not recorded any revenues for the period ending December 31, 1996 and has expended $8,705,000 to December 31, 1996 as development costs for the Turbodyne products. The development of the Turbodyne products was financed during this period primarily from private placement equity financings. The Company's financial results for the period from July 2, 1996 to December 31, 1996 include financial results from both the Turbodyne Business and the Pacific Baja Business.

MARCH 31, 1997
--------------

The following financial results are taken from the unaudited financial statements for the Company for the period ending March 31, 1997, as prepared by management:

                                       Three Months       Three Months
                                          Ending             Ending
                                     March 31, 1997      March 31, 1996
                                     --------------      --------------

Sales                                  $12,359,000              Nil
Gross Profit                           $ 3,071,000              Nil
Total Assets                           $71,485,000         $ 8,263,000
Goodwill                               $20,871,000              Nil
Total Liabilities                      $22,604,000         $   735,000
Total Long Term Liabilities            $11,186,000         $   100,000
Shareholders Equity                    $48,881,000         $ 7,825,000
Net Loss                               $ 1,130,000         $   542,000
Net Loss Per Share                     $         0.05      $         0.03

December 31, 1996
-----------------

The Company's audited financial statements for the year ending December 31, 1996 are based on the consolidation of the Company and Pacific Baja Light Metals and its subsidiaries effective July 2, 1996. The consolidation date is the date agreed by the Company and Pacific Baja that all material conditions precedent to the completion of the acquisition of Pacific Baja had been satisfied.

The Company has accounted for its acquisition of Pacific Baja in its audited financial statements for the year ending December 31, 1996 at a deemed purchase price of $31,705,000. The deemed purchase price of $31,705,000 is comprised of $16,320,000 in cash paid by the Company on closing and a deemed value of $15,385,000 attributed to the 3,076,923 common shares issued by the Company on closing. The deemed value is based on $5.00 per share issued. The deemed value of $5.00 was attributed to the shares issued based on the following factors:

1. The issue price of the Series A Special Warrants used to finance the acquisition of Pacific Baja was $5.00 per Special Warrant;

2. The shares issued to the shareholders of Pacific Baja are subject to a minimum one-year hold period commencing September 5, 1996;

3. The price of the Company's shares upon announcement of the acquisition of Pacific Baja was in the range of $5.00 per share.

Sales of the Company for the period ending December 31, 1996 increased from nil in prior years to $19,007,000. These sales are attributable solely to the sales recorded by Pacific Baja Light Metals for the period from July 2, 1996 to December 31, 1996. The Company recorded a gross profit of $2,509,000 representing 13.20% of sales, which was again attributable to the Pacific Baja Business. Of the total sales attributable to the Pacific Baja Business, sales of aftermarket wheel products accounted for sales of $9,799,000 and sales of cast aluminum products, including compressor housings and manifolds, accounted for sales of $9,208,000. Of the gross profit attributable to the Pacific Baja Business, sales of aftermarket wheel products accounted for gross profits of $1,309,000 representing 13.36% of sales, and sales of cast aluminum products, including compressor housings and manifolds, accounted for a gross profit of $1,200,000 representing 13.0% of sales. Gross profit from sales of aftermarket wheel products declined from $2,650,000 U.S. for the first six months of 1996 to $1,309,000 Cdn. for the six month period from July 2, 1996 to December 31, 1996 due to seasonal declines in the aftermarket wheel product business. Sales of aftermarket wheel products peak in the spring of each year while operating costs continue throughout the year. Gross profit from sales of cast aluminum products declined from $2,482,000 U.S. for the first six months of 1996 to $1,200,000 Cdn. for the six month period from July 2, 1996 to December 31, 1996 due to increases in the price of raw aluminum and increased labour costs. Pacific Baja Light Metals' profitability is affected by increasing aluminum costs as the prices of its cast aluminum products are fixed under contract in advance of production. Increased labour costs resulted from Pacific Baja Light Metals increasing production of cast aluminum products in order to meet deliveries required under contracts. Revenues from this production are not realized until such time as the product is delivered under the contract.

The Company recorded product development costs of $4,934,490 during the period from January 1, 1996 to December 31, 1996. These costs are attributable solely to product development costs incurred by Turbodyne Systems. The costs for the year ending December 31, 1996 exceeded the product development costs incurred in 1995. The increase is attributable to the finalization of development of the 1500 Turbopac product, ongoing development of the 2500 Turbopac product and the Dynacharger product and gearing up for production of the 1500 Turbopac product.

Operating expenses for the year ending December 31, 1996 increased to $5,060,678, in comparison to total operating expenses of $1,527,342 in 1995. This increase is primarily attributable to the consolidation of operating expenses for Pacific Baja Light Metals for the period from July 2, 1996 to December 31, 1996. Salaries for the year ending December 31, 1996 increased to $1,812,094, in comparison for total salaries paid for the year ending December 31, 1995 in the amount of $127,652. The increase resulted from the acquisition of Pacific Baja and inclusion of salaries for its employees for the period from July 2, 1996 to December 31, 1996. In addition, Turbodyne Systems entered into new employment agreements during 1996 with several of its vice-presidents which increased salaries paid by Turbodyne Systems. See "Executive Compensation". Office rent, administration and sundry expenses paid for the year ended December 31, 1996 increased to $669,942, in comparison with total office rent, administrative and sundry expenses of $192,177 for the year ending December 31, 1995. The increase resulted from the acquisition of Pacific Baja and the increase in the lease expense paid by Turbodyne Systems for its Carpinteria facility from $15,000 U.S. per month during 1995 to $27,619 U.S. per month during 1996.

Product development costs incurred during the year ending December 31, 1996 totalled $4,934,490. These costs included $1,906,150 in project development costs and $2,029,943 in project staff salaries and benefits. Project development costs included establishing a quality control laboratory at Turbodyne Systems, designing an electronic controller unit for the Turbopac products and continuing development and evaluation of the Turbopac and Dynacharger products. Project staff salaries increased as a result of the establishment of an electronic engineering department for Turbodyne Systems and the continued hiring of technical staff for development of the Turbopac and Dynacharger products.

Liquidity of the Company during this period was enhanced by the completion of the Series A Special Warrant Offering. The Company received cash proceeds from this offering of $1,638,434, after completion of the acquisition of Pacific Baja and payment of expenses associated with this offering. These proceeds formed a significant portion of the total cash of $4,304,000 of the Company as at December 31, 1996.

DECEMBER 31, 1995 AND 1994
--------------------------

During the 1994 and 1995 financial years, the Company's sole business was the Turbodyne Business as carried on by Turbodyne Systems. Turbodyne Systems did not record any sales during this period. The business activities consisted of research and development of the Turbodyne System and the Turbopac and Dynacharger products. The Company incurred product development costs of $2,017,000 in 1995. Cumulative product development costs to December 31, 1994 totalled $1,754,157. Operating expenses increased from $935,992 in 1994 to $1,527,342 in 1995 as the Company increased its product development activities. Operating expenses included travel and business development expenses equal to $335,811 for the year ending December 31, 1995 and equal to $245,297 for the year ending December 31, 1994. The travel and business development expenses were incurred in connection with establishing relationships and joint evaluation testing programs with potential OEM manufacturers and establishing contacts with suppliers and manufacturers for the Turbodyne products.

Product development costs for the year ended December 31, 1995 were $3,770,883 in comparison to cumulative total product development costs equal to $1,754,157 as of December 31, 1994. The majority of product development costs were accounted for by project development costs (testing, evaluations and research and development ) for the Turbodyne products and associated staff salaries and benefits.

The Company's business activities during 1994 and 1995 were financed primarily from private placement financings of the Company's common shares.

The Company also borrowed $100,000 pursuant to the Johnson Loan Agreement and $212,025 pursuant to the 482047 Loan Agreement. The Johnson Loan Agreement was repaid in full by the Company prior to December 31, 1995 and the 482047 Loan Agreement was repaid in full by March 31, 1996.

OPERATING EXPENSES
------------------

The following table discloses the unaudited operating expenses of the Company (prepared by management) for the periods ending December 31, 1996, December 31, 1995 and December 31, 1994:


                                                 YEAR ENDING         YEAR ENDING         YEAR ENDING
                                                 DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                                     1996               1995                 1994
                                                -------------       ------------        ------------
Advertising and Trade Shows                      $    91,050          $  40,716         $    49,115
Bad Debts                                        $   114,509                  0                   0
Bank Charges, Interest and Exchange, Net              53,270            115,315              40,877
Consulting Fees                                      210,665            163,051             111,358
Depreciation                                          84,339              5,822                 700
Finder's Fees                                              0             42,000                   0
Filing and Transfer Fees                             111,624             30,362               7,806
Fiscal Agency Fees                                   164,156                  0                   0
Insurance                                            190,808                  0                   0
Investor Relations                                   168,550            103,312              75,359
Management Fees                                       30,000             30,000              25,000
Office Rent,                                         291,703             42,300              30,000
Office Administration and Sundry                     378,239            149,877             121,963
Printing                                              77,876            103,486                   0
Professional Fees                                    625,932            194,089             136,782
Salaries and Employee Benefits                     1,812,094            127,652              86,465
Telephone                                             84,108             42,549               5,272
Travel and Business Development                      571,757            336,811             245,297
                                                  ----------         ----------          ----------

Total Operating Expenses                          $5,060,678         $1,527,342         $   935,992
                                                  ==========         ==========          ==========

PRODUCT DEVELOPMENT COSTS
-------------------------

The following table discloses the unaudited cumulative product development costs of the Company (prepared by management) for the periods ending December 31, 1996, December 31, 1995 and December 31, 1994:


                                                  YEAR ENDING       YEAR ENDING     YEAR ENDING
                                                  DECEMBER 31,      DECEMBER 31,    DECEMBER 31,
                                                     1996              1995           1994
                                                  ------------     ------------   ------------
Project Consulting                                   740,110          406,061         294,930
Depreciation of Equipment Used in Development        178,532           65,016          16,691
Project Management Fees                              870,534          788,727         706,674
Office Expenses Related to Project Space             211,380           79,415          49,796
Project space rent and occupancy costs               722,116          429,209         183,050
Project Development (testing, R&D, evaluations)    3,096,643          363,811       1,257,341
Project Staff salaries and benefits                2,624,063          594,120          83,513
Telephone and fax                                    131,028           72,664          34,285
Travel Related to Product Testing and Evaluation     130,697           78,330          21,407
                                                  -----------      ------------    -----------

Total Deferred Product Development Costs          $ 8,705,373      $3,770,883      $1,754,157
                                                 ============      ==========      ==========

2.   PACIFIC BAJA LIGHT METALS
     -------------------------

---------------------------------------------------------------------------
   SUMMARY OF FINANCIAL INFORMATION IN PACIFIC BAJA FINANCIAL STATEMENTS
                            (U.S. GAAP) ($U.S.)
---------------------------------------------------------------------------

                                                                        Years Ending
                                               Six Months Ending        December 31,
                                               June 30, 1996 (1)   1995 (1)        1994 (1)
                                               ----------------- ----------------------------
                                                 (Unaudited)      (Audited)         (Audited)
Sales
     Custom Wheels:                              $13,665,000      $17,262,000      $12,956,000
     Cast Aluminum Parts:                        $ 6,359,000      $11,724,000       $6,436,000
                                                 $20,024,000      $28,986,000      $19,392,000

Gross Profit
      Custom Wheels:                              $2,650,000       $3,077,000       $1,749,000
      Cast Aluminum Parts:                        $2,482,000       $2,576,000       $2,240,000
                                                  ----------       ----------       ----------
                                                  $5,132,000       $5,653,000       $3,989,000

Research and Development                                ----             ----             ----
Sales and marketing Expenses                      $  300,000         $516,000         $424,000
General and Administrative                        $1,386,000       $3,128,000       $2,184,000

Net Income                                        $1,894,000         $815,000         $480,000

Working Capital (Deficit)                           $225,000      ($1,019,000)        $343,000

Property, Plant and Equip., Net                   $8,135,000       $7,978,000       $5,466,000
Deferred Research and Develop.                         -----            ----             -----
Other Intangibles                                      -----            ----             -----


                                                                        Years Ending
                                               Six Months Ending        December 31,
                                               June 30, 1996 (1)  1995 (1)        1994 (1)
                                               ----------------- ----------------------------
                                                 (Unaudited)      (Audited)         (Audited)
Total Assets                                     $18,733,000      $16,118,000       $12,213,000

Long Term Liabilities                            $ 1,655,000       $2,177,000        $1,841,000

Total Liabilities                                $12,028,000      $11,307,000        $8,217,000

Shareholders' Equity
      Dollar Amount:                             $ 6,705,000       $4,811,000        $3,996,000
      No. Of common Shares:                        1,131,247        1,131,247         1,131,247


(1) Financial Information is for Pacific Baja, prior to the merger of Pacific Baja with Pacific Baja Acquisition Corp. to form Pacific Baja Light Metals.

JUNE 30, 1996
-------------

The consolidated sales of Pacific Baja for the first six months of 1996 were $20,024,000, compared with $14,661,000 for the first six months of 1995. Gross profit for the first six months of 1996 was $5,132,000, representing 25.63% of sales, compared with gross profit of $2,990,000 for the first six months of 1995, representing 20.39% of sales. Gross profits as a percentage of revenues for aftermarket automotive wheels for the first six months of 1996 was 19.39%, based on sales of $13,665,000 and a gross profit of $2,650,000. Gross profits as a percentage of revenues for compressor housings and manifolds for the first six months of 1996 was 39.03%, based on sales of $6,359,000 and a gross profit of $2,482,000.
Net income for the six month period increased to $1,894,000, as compared with net income of $664,000 for the same period during 1995. Operations during the six month period were funded by revenues from product sales and advances under the credit facilities of Pacific Baja. The outstanding balance of the credit facilities as of June 30, 1996 are summarized as follows:

     COMPANY                  CREDITOR                  OUTSTANDING BALANCE
     --------                 --------                  -------------------

     Optima Wheel             Wells Fargo Bank          $3,239,000 U.S.
     Baja Pacific             Wells Fargo Bank          $1,246,000 U.S.

The increase in both sales and net income of Pacific Baja is attributable to continued expansion of both the aftermarket wheel business and the cast aluminum products business of Pacific Baja.

General and administrative expenses for the six month period ending June 30, 1996 totalled $1,386,000 in comparison to general and administrative expenses of $3,128,000 for the year ended December 31, 1995. Salaries payable to the employees of Pacific Baja accounted for $381,000 of the total general and administrative expenses for this six month period.

DECEMBER 31 1995 AND 1994
-------------------------

The consolidated sales of Pacific Baja for 1995 were $28,986,000 compared with sales of $19,392,000 for 1994, an increase of 49%. This sales increase resulted from increases in both the wheel market and general castings. Wheel sales increased because of added orders from Interstate Tire Company in North Carolina, one of the United States' largest buyers of after market styled wheels, as well as a broader and more accepted product line. The general castings sales increase resulted from additional business from AlliedSignal.

Gross profit for 1995 was $5,653,000, representing 19.50% of sales, compared with a gross profit of $3,809,000 for 1994, representing 19.64% of sales. Gross profits as a percentage of revenues for aftermarket automotive wheels for 1995 was 17.82%, based on sales of $17,262,000 and a gross profit of $3,077,000. Gross profits as a percentage of revenues for compressor housings and manifolds for 1995 was 21.97%, based on sales of $11,724,000 and a gross profit of $2,576,000. Net income for 1995 was $815,000 compared with $480,000 for 1994. Gross margins remained consistent at approximately 20% for both years. Operating expenses decreased slightly as a percent of sales for 1994 to 1995. Interest expenses increased to $519,000 in 1995 from $355,000 in 1994. This increase resulted from the additional borrowing used to support the capital additions in 1995. These capital expenditures were made at both the La Mirada and Ensenada facilities to support projected sales increases in 1996 and beyond.

General and administrative expenses for the year ended December 31, 1995 increased to $3,128,000 from $2,019,000 for the period ending December 31, 1994. Salaries payable to the employees of Pacific Baja accounted for $1,113,000 for the total general and administrative expense for this year.

DECEMBER 31, 1994 AND 1993
--------------------------

The consolidated sales of Pacific Baja for 1994 were $19,392,000 compared with 1993 sales of $13,871,000, an increase of 40%. The sales increase was a result of the addition of the compressor housing product line from AlliedSignal, increased manifold sales and increased wheel sales. The increased wheel sales resulted mainly from the addition of additional customers, resulting in greater distribution and product-line acceptance.

Gross profit for 1994 was $3,809,000 for 1994, representing 19.6% of sales, compared with a gross profit of $2,501,000 for 1993, representing 18.03% of sales. Gross profits as a percentage of revenues for aftermarket automotive wheels for 1994 was 13.50%, based on sales of $12,956,000 and a gross profit of $1,749,000. Gross profits as a percentage of revenues for compressor housings and manifolds for 1994 was 34.80%, based on sales of $6,436,000 and a gross profit of $2,240,000. Net income for 1994 was $480,000 compared to $245,000 for 1993. Gross margins increased from 18.03% in 1993 to approximately 19.6% in 1994. This increase resulted from greater manufacturing efficiencies due to increased volume.

The installation of quality systems resulted in slightly higher operating expenses in 1994. Interest expenses were also slightly higher in 1994 but were consistent with the sales and working capital increases.

B.   FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
     ----------------------------------------------------

As of December 31, 1996, the Company had cash in the amount of $4,304,000. As at March 31, 1997, the Company had cash in the amount of $2,040,000. As at May 31, 1997, the Company had a cash deficit in the amount of $382,000. As at June 23, 1997, the consolidated cash position of the Company was $1,030,500. On completion of the acquisition of Pacific Baja on September 5, 1996, the Company received an amount of cash in the approximate amount of $1,638,434 from the proceeds of the Series A Special Warrant financing which were not applied to the acquisition of Pacific Baja.

Pacific Baja Light Metals has the following line of credit facilities for the Pacific Baja Business:

     (a) Optima Wheel has an operating line of credit facility with Wells Fargo Bank in the maximum amount of $6,000,000 (U.S.);

     (b) Baja Pacific has an operating line of credit facility with Wells Fargo Bank in the maximum amount of $2,000,000 (U.S.).

The outstanding balances of the operating credit lines of Pacific Baja Light Metals as at December 31, 1996 are as follows:


                                             OUTSTANDING BALANCE     OUTSTANDING BALANCE
     COMPANY             CREDITOR            AT DECEMBER 31/96        AT MAY 30, 1997
     -------             --------            -------------------     -------------------
     Optima Wheel        Wells Fargo Bank    $3,224,000 U.S.          $5,685,000 U.S.
     Baja Pacific        Wells Fargo Bank    $1,215,000 U.S.          $1,238,000 U.S.



As at December 31, 1995, June 30, 1996 and December 31, 1996, Pacific Baja was in violation of certain covenants under its line of credit facilities with Wells Fargo Bank with respect to tangible net worth criteria, total liabilities to tangible net worth ratios and delivery of projected financial statements. As at March 18, 1997, Wells Fargo had agreed to amend the covenants such that Pacific Baja Light Metals would not be in violation of these covenants based on the financial projections prepared by Pacific Baja Light Metals and delivered to Wells Fargo Bank. As of the date of this Prospectus the credit agreement with Wells Fargo Bank has not been formally amended.

The Company is a guarantor of each of these line of credit facilities. The line of credit facilities are secured by security interests granted by each of Baja Pacific and Optima Wheel against all accounts receivable, inventory, rights of payment, intangibles and equipment.

Pacific Baja Light Metals has entered into a line of credit agreement with TST Inc. for the supply of aluminum. The line of credit has been guaranteed by the Company. Pacific Baja Light Metals has not borrowed any funds against the line of credit and no amount is outstanding to TST Inc. under the line of credit.

The operating expenses of the Company will increase as Turbodyne Systems finalizes its preparations for commercial production of the Turbodyne products. As at December 31, 1996, the Company had working capital equal to $9,964,000. As at March 31, 1997, the Company had working capital equal to $10,899,000. The Company's working capital as at May 31, 1997 is estimated by management to equal $9,156,000.

The liquidity of the Company will be affected if Turbodyne Systems is unable to:

     (a) finalize agreements with OEM's and major retrofitters for the incorporation of its Turbodyne products in new diesel engines and after-market diesel engine products;

     (b) achieve sales of its Turbodyne products directly to after-market customers at commercially viable rates.

Turbodyne Systems is using its best efforts to enter into contracts with OEM's and major retrofitters for the incorporation of its Turbodyne products. No such contracts are currently in force. The liquidity of the Company's Turbodyne Business will be affected if Turbodyne Systems is unable to commence commercial production of its products in time to meet any purchase orders received from Grand or if Grand is unable to complete its commitments under the purchase orders.

The Company has financed its operations to date, including research and development activities, general and administrative expenditures, and evaluation and joint development programs, from the sale of equity securities. The initial acquisition of the Turbodyne Technology was completed by reverse takeover whereby the Company issued 1,000,000 common shares to the shareholders of Turbodyne Systems in order to acquire Turbodyne Systems.

The Company believes that additional funding will be available upon the commencement of commercial production of the Turbodyne products and sales indicating market acceptance of the Turbodyne products.

The Company's intent is to keep the cash flow from the Pacific Baja Business for the operation and expansion of the Pacific Baja Business. The Company does not intend to use the cash flow from the Pacific Baja Business to fund the Turbodyne Business, although these plans are subject to change at any time.

C.   SERIES C SPECIAL WARRANTS
     -------------------------

The Company issued 500,000 Series C special warrants (the "Series C Special Warrants") on December 6, 1996 to certain investors on a private placement basis at $9.00 each for gross proceeds of $4,500,000 (the "Series C Special Warrant Offering"). Yorkton Securities Inc. acted as agent (the "Series C Agent") with respect to the distribution. The Series C Agent was paid a commission of 10% of the sale proceeds from the Series C Special Warrants. Pursuant to the agency agreement between the Company and the Series C Agent, the Series C Agent elected to require the Company to pay the commission by the cash payment of $450,000. No additional commissions or fees are payable to the Series C Agent.

Upon issue, each Series C Special Warrant was exchangeable upon exercise, or deemed exercise, for a unit consisting of one common share (a "Series C Common Share") and one-half of one share purchase warrant (a "Series C
Ordinary Warrant) without payment of any additional consideration.   Each
Series C Ordinary Warrant shall entitle the holder to purchase one common share of the Company at a price of $9.50 per common share on or before 4:00 p.m.(Vancouver time) on December 8, 1997. As a final receipt for a prospectus qualifying the distribution of the Series C Common Shares and the Series C Ordinary Warrants issuable upon exercise of the Series C Special Warrants was not issued by each of the British Columbia Securities Commission and the Ontario Securities Commission by March 6, 1997, each Series C Special Warrant is exchangeable upon exercise, or deemed exercise, for a unit consisting of one Series C Common Share and one Series C Ordinary Warrant without payment of any additional consideration. The Series C Common Shares, Series C Ordinary Warrants and the common shares issuable upon exercise of the Series C Ordinary Warrants are subject to pooling arrangements restricting the transfer of these securities and these securities will only be released from the pooling arrangements on the earlier of 30 days after the date a final receipt for this prospectus is issued by the British Columbia Securities Commission and the Ontario Securities Commission and August 1, 1997. The Series C Special Warrants are exercisable at the option of the holder at any time until 4:00 p.m. (Vancouver time) on December 8, 1997 and will be deemed to be exercised on the fifth business day following the date of issue of a receipt for this prospectus by the last of the securities regulatory authorities in the Provinces of British Columbia and Ontario. Any Series C Special Warrants which have not been exercised by 4:00 p.m. (Vancouver time) on December 8, 1997 will be deemed to have been exercised immediately prior thereto without any further action on the holder's part.

The Company completed the Series C Special Warrant Offering on December 6, 1996 and received net proceeds on closing of $4,040,000, being gross proceeds of $4,500,000 less the commission payable to the Series C Agent of $450,000 and less estimated legal expenses of the Series C Agent in the amount of $10,000. The proceeds of the Series C Special Warrant Offering have been used for product research and development, general administration and inventory acquisition for Turbodyne Systems. See "Use of Proceeds".


                           PLAN OF DISTRIBUTION

This prospectus qualifies the distribution in the Provinces of British Columbia, Ontario and Manitoba of 4,125,000 Series A Common Shares and 4,125,000 Series A Ordinary Warrants to be issued without any additional payment upon the exercise or deemed exercise of 4,125,000 outstanding Series A Special Warrants. Each Series A Ordinary Warrant shall entitle the holder to purchase one common share of the Company at a price of $5.50 per common share on or before 4:00 p.m. (Vancouver time) on July 2, 1997.

SERIES A SPECIAL WARRANTS
-------------------------

Each Series A Special Warrant is exchangeable upon exercise, or deemed exercise, for a unit consisting of one Series A Common Share and one Series A Ordinary Warrant without payment of any additional consideration. The Series A Special Warrants are exercisable at the option of the holder at any time until 4:00 p.m. (Vancouver time) on July 2, 1997 and will be deemed to be exercised on the fifth day following the issue of a receipt for this prospectus. Any

Series A Special Warrants which have not been exercised by 4:00 p.m. (Vancouver time) on July 2, 1997 will be deemed to have been exercised immediately prior thereto without any further action on the holder's part.

The Series A Special Warrants were issued pursuant to a special warrant indenture made as of June 14, 1996 (the "Series A Special Warrant Indenture") between the Company and Montreal Trust Company of Canada (the "Trustee"). The 3,750,000 Series A Special Warrants were sold on July 2, 1996 to certain investors pursuant to a private placement at $5.00 each for gross proceeds of $18,750,000. Yorkton Securities Inc., Sprott Securities Limited and Wellington West Capital Inc. acted as agents (the "Series A Agents") with respect to the distribution. The Series A Special Warrants were sold to investors under prospectus exemptions of applicable securities legislation pursuant to an agreement dated as of June 14, 1996 (the "Agency Agreement") between the Company and the Series A Agents. The Series A Agents were paid a commission of 10% of the sale proceeds from the Series A Special Warrants. Pursuant to the Agency Agreement between the Company and the Series A Agents, the Series A Agents elected to require the Company to pay the commission by the issue to the Series A Agents of 375,000 Series A Special Warrants. No additional commissions or fees are payable to the Series A Agents other than reimbursement of their expenses.

Under the terms of the Series A Special Warrant Indenture, the Series A Special Warrants were exchangeable upon exercise, or deemed exercise, for a unit consisting of one Series A Common Share and one-half of one Series A Ordinary Warrant without payment of any additional consideration, provided that if a (final) receipt for a prospectus qualifying the distribution of the Common Shares and Series A Ordinary Warrants was not obtained from each of the securities regulatory authorities in British Columbia, Manitoba and Ontario on or before September 30, 1996, each Series A Special Warrant would be exchangeable upon exercise, or deemed exercise, for one Series A Common Share and one Series A Ordinary Warrant. As the Company did not obtain (final) receipts for a prospectus on or before September 30, 1996, each Series A Special Warrant is now exchangeable upon exercise, or deemed exercise, for one Common Share and one whole Series A Ordinary Warrant without payment of any additional consideration.

IF THE SERIES A SPECIAL WARRANTS ARE EXERCISED PRIOR TO THE ISSUANCE OF A RECEIPT FOR THIS PROSPECTUS BY EACH OF THE SECURITIES COMMISSIONS OF BRITISH COLUMBIA, MANITOBA AND ONTARIO, THE SERIES A COMMON SHARES, THE SERIES A ORDINARY WARRANTS AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THE SERIES A ORDINARY WARRANTS WILL BE SUBJECT TO A HOLD PERIOD AND OTHER RESTRICTIONS ON TRANSFER UNDER APPLICABLE SECURITIES LEGISLATION UNTIL AT LEAST JULY 2, 1997.

The Series A Ordinary Warrants will be issued pursuant to a warrant indenture made as of June 14, 1996 between the Company and the Trustee, as
trustee (the "Series A Ordinary Warrant Indenture").   Each Series A
Ordinary Warrant shall entitle the holder to purchase one common share of the Company at a price of $5.50 per common share on or before 4:00 p.m.(Vancouver time) on July 2, 1997. The Series A Ordinary Warrant Indenture contains, among other things, anti-dilution provisions and provisions for appropriate adjustment of the class, number and price of common shares issuable pursuant to any exercise thereof upon the occurrence of certain events including any subdivision, consolidation or reclassification of the common shares, any amalgamation, merger, or other reorganization of the Company or the payment of stock dividends. The common shares issuable upon the exercise of the Series A Ordinary Warrants will be issued pursuant to exemptions from the prospectus requirements of applicable securities legislation.

The price of the Series A Special Warrants was determined by negotiation
between the Company and the Series  A Agents on November 1, 1995.   Pricing
was based on the discount permitted by the Rules and Policies of the VSE from the market price of the Company's common shares at the time the private placement was publicly announced. The closing price of the common shares of the Company on November 1, 1995 was $5.25 per share.

The Series A Agents are entitled to be reimbursed for their expenses in connection with the Series A Special Warrant Offering and have been indemnified by the Company.

                               RISK FACTORS

The securities offered by this prospectus must be considered speculative, generally because of the nature of the Company's business. In particular:

1. The Company's Turbodyne Business has not yet achieved commercial production of its Turbodyne Products, other the limited scale production of Turbopac products, and is being financed by equity and debt. Turbodyne Systems has had no significant sales to date. Accordingly, the Company is subject to risks associated with start-up companies, including initial losses, uncertainty of revenues, markets and profitability and the necessity of additional funding.

2. The Turbodyne System, Turbopac and Dynacharger products have yet to be commercially produced and unexpected problems and changes to specifications may arise in the development of these products. The resultant changes may affect the overall feasibility of the product, or could delay completion time and increase costs of development. There is an element of risk that the project, for any number of reasons, will be unexpectedly delayed or halted.

3. Turbodyne Systems will be primarily dependent upon outside suppliers for manufacturing components. There can be no guarantee that these suppliers will be able to meet all the demands as required.

4. There is no assurance of the ultimate cost of completing the development, demonstration and validation of the Company's Turbodyne products, or of the cost to produce the Company's Turbodyne products.

5. The Company has not discovered a product directly competitive with the Turbodyne System; however, indirectly competitive products are currently sold in the marketplace. Other products or technologies may be developed and may make the Company's Turbodyne products less competitive or even obsolete over time. Existing competitors and organizations researching and selecting solutions to turbo-lag and unacceptable emissions have greater financial, managerial and technical resources, operating histories and name recognition. There can be no assurance that the market will consider the Company's Turbodyne products to be superior to existing or future competitive products, or that the Company will be able to adapt to evolving markets and technologies, develop new products or achieve and maintain technological advantages.

6. Although interest has been indicated for the Company's Turbodyne products, market acceptance cannot be quantified until completion of ongoing evaluations.

7. The Company has developed a pricing strategy and price lists for its products in relation to retail selling prices of indirectly competitive products and on estimated costs of producing the Turbodyne System. However, there is no certainty of such production costs or the ultimate selling price to dealers, distributors or end users.

8. Market acceptance of the Turbodyne products will be heavily dependent on the pricing policy established by the Company and the cost-benefit of the Company's Turbodyne products. There is no guarantee that established pricing levels will be accepted by the marketplace or that the cost-benefit to manufacturers will be sufficient to encourage mass purchase of the Company's Turbodyne products.

9. Turbodyne Systems is dependent upon the personal efforts and commitment of the management team, particularly Mr. Halimi who is responsible for the development of current and future products. To the extent that the services of the management team would be unavailable for any reason, other executive persons would be required to manage and operate the business. In the case of Mr. Halimi, the loss of his services would adversely affect development of the business and its likelihood of continuing operations.

10. The Company plans to carry product liability, business interruption and keyman life insurance, but, to date, such insurance is not in place.

11. The Company's Turbodyne Business may be affected by other factors beyond its control, for example, engine and turbocharger configurations may change, the demand for turbocharged engines may diminish regardless of the benefits of the Company's products, and the compartments in which engines are installed might not offer sufficient space to install the Company's Turbodyne products.

12. The industry in which Pacific Baja Light Metals competes is highly competitive and characterized by large companies with greater financial and other resources than Pacific Baja Light Metals.

13. A large proportion of Pacific Baja Light Metals' sales are concentrated in a small number of major customers. Loss of a contract with a major customer, deterioration of the relationship with the customer or changes in the financial circumstances of the customer could impact detrimentally on Pacific Baja Light Metals' profitability and future prospects.

14. Some of Pacific Baja Light Metals' products are subject to short term changes in consumer preferences and demands. Changes in consumer preferences could adversely effect the sales and profitability of Pacific Baja Light Metals.

15. A significant amount of Pacific Baja Light Metals' production is produced by its Mexican subsidiary and imported to the United States under favourable trade agreements negotiated between the governments of the United States and Mexico. Changes in these trade arrangements and in North American trade agreements generally could adversely affect the production costs and profitability of Pacific Baja Light Metals. In addition, changes in the foreign exchange rates for Mexican Peso's and US Dollars or changes in economic conditions in Mexico could adversely affect the operating costs and profitability of Pacific Baja Light Metals.

16. Pacific Baja Light Metals must buy the raw aluminum material for its products at world market prices. Changes in demand and price of aluminum could affect Pacific Baja Light Metals' profitability. In addition, changes in aluminum supply could affect Pacific Baja Light Metals' ability to deliver products when required by its contractual commitments.

17. Technological changes in aluminum casting and machining technology could affect Pacific Baja Light Metals's competitiveness or require Pacific Baja Light Metals to make significant expenditures on new plant and equipment all of which could adversely affect Pacific Baja Light Metals' operating costs and profitability.

18. Pacific Baja Light Metals is dependent upon the efforts and commitment of Michael Joyce and Lennart Renberg. The loss of the services of either Mr. Joyce or Mr. Renberg could adversely impact on the business of Pacific Baja Light Metals.

19. There is no assurance that Grand has sufficient financial resources to complete the purchase of Turbopac products pursuant to Grand's distribution agreement with Turbodyne Systems or that Turbodyne Systems will be able to supply products ordered by Grand.

                              USE OF PROCEEDS

The Company derived gross proceeds of $18,750,000 from the sale of the Series A Special Warrants. In addition, the Company derived gross proceeds of $4,500,000 from the sale of the Series C Special Warrants. These proceeds have been applied up to March 31, 1997 as follows:


                                                    SPECIAL WARRANTS
                                               SERIES A        SERIES C
                                             ----------       -----------
                                                  $                $
GROSS PROCEEDS:
     Series A Special Warrants               18,750,000
     Series C Special Warrants                                  4,500,000
                                            -----------        ----------

                                             18,750,000         4,500,000
                                            ===========        ==========

USE OF PROCEEDS
     Share issue costs                         (751,000)          (37,000)
     Agent's commissions                              0          (450,000)
     Cash consideration paid on             (16,360,000)                0
         Acquisition of Pacific Baja
     Product research and development        (1,289,000)       (1,604,000)
     General and administration                (350,000)         (865,000)
     Inventory acquisition                        -----        (1,544,000)


                                             -----------       -----------
                                            (18,750,000)       (4,500,000)
                                            ===========       ============

The working capital of the Company as at December 31, 1996 on a consolidated basis was $9,964,000. Of this working capital, a total of $5,368,000 was attributable to the Pacific Baja Business. The Company does not anticipate advancing additional funds to the Pacific Baja Business in 1997. As at December 31, 1996, working capital of $4,393,000 was available for funding of the Turbodyne Business and the balance of working capital of $203,000 was attributable to the Company. The working capital available for Turbodyne Systems of $4,393,000 was inclusive of $3,999,000 of cash, of which $2,760,000 was derived from the Series C Offering. The Company intends to apply this working capital of the Turbodyne Business as follows:

     USE OF WORKING CAPITAL                             AMOUNT
     ----------------------                            --------

1.   General and Administrative                        $ 1,098,000
2.   Research, Development and Inventory Acquisition   $ 3,295,000
                                                       -----------

     Total Available Working Capital
     as at December 31, 1996:                          $ 4,393,000
                                                       ===========

For the period from January 1, 1997 to March 31, 1997, the Company advanced approximately $3,585,000 of the available working capital to Turbodyne Systems. Of the $3,585,000 advanced to Turbodyne Systems during the period from January 1, 1997 to March 31, 1997, $1,176,000 has been applied to research and development of the Turbopac and Dynacharger products, $1,544,000 has been applied to inventory acquisition for the 1500 Turbopac product and $865,000 has been applied to general and administrative expenses.

The working capital of the Company on a consolidated basis as at March 31, 1997 is equal to $10,899,000. Of this working capital, a total of $7,029,000 was attributable to the Pacific Baja Business. The balance of $3,870,000 of working capital is available for funding of the Turbodyne Business.


                           DESCRIPTION OF SHARES

The authorized capital of the Company consists of 100,000,000 common shares without par value, 100,000,000 Class A preference shares without par value and 100,000,000 Class B preference shares without par value. As of May 31, 1997, 24,310,612 of the Company's common shares have been issued and are outstanding. None of the Company's Class A or Class B preference shares are issued.

Each of the common shares of the Company, both issued and unissued, rank equally as to dividends, voting rights and distribution of assets upon dissolution, liquidation or winding-up of the Company. Holders of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board of Directors from funds legally available therefor. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds or amendment provisions attached to the common shares. The Articles of the Company contain provisions granting certain priorities over the holders of the common shares to the holders of the classes of preference shares in the event of liquidation, dissolution or winding-up of the Company.


                         TRADING IN COMMON SHARES

The common shares of the Company are listed on the Vancouver Stock Exchange in British Columbia, Canada. The following table sets forth the trading volumes and the reported high and low prices for the common shares as quoted over the Vancouver Stock Exchange on a monthly basis for the most recent current quarter and the immediately preceding quarter and on a quarterly basis for the next preceding seven quarters.

                                                                       VOLUME OF
YEAR AND MONTH                                HIGH*        LOW*      COMMON SHARES
--------------                                ------       -----     -------------
June 1, 1997 to June 20, 1997                  $6.80        $5.00      1,180,300
May 1, 1997 to May 31, 1997                    $9.45        $5.40      1,548,670
April 1, 1997 to April 30, 1997               $11.65        $7.50        809,023
March 1, 1997 to March 31, 1997               $12.50       $10.00      1,181,989
February 1, 1997 to February 28, 1997         $10.00        $9.20        731,175
January 1, 1997 to January 31, 1997           $11.25        $9.65        419,321
December 1, 1996 to December 31, 1996         $12.00       $10.30        683,771
November 1, 1996 to November 31, 1996         $12.35        $9.80      1,207,548
October 1, 1996 to October 31, 1996           $10.30        $9.70        600,607
July 1, 1996 to September 30, 1996            $12.80        $9.00      1,759,809
April 1, 1996 to June  30, 1996               $15.00        $8.50      3,273,148
January 1, 1996 to March 31, 1996            $12.875        $4.90      3,357,474
October 1, 1995 to December 31, 1995           $5.75        $4.10      2,020,306
July 1, 1995 to Sept 30, 1995                 $5.625        $3.30      3,710,823
April 1, 1995 to June 30, 1995                 $6.75        $1.21      7,250,934
January 1, 1995 to March 31, 1995              $1.90        $0.30      8,701,687
October 1, 1994 to December 31, 1994           $0.63        $0.28      6,207,067


* As quoted by the Vancouver Stock Exchange. Expressed in Canadian dollars.

On June 28, 1996, the last trading day immediately before the Company issued the Series A Special Warrants, the closing price of the common shares on the VSE was $12.90. The closing price of the common shares on June 20, 1997, was $6.45 per share.

                      SHARE & LOAN CAPITAL STRUCTURE

The following table sets forth information in respect of the Company's share capital.


                                                 AMOUNT OUTSTANDING AS AT                          AMOUNT TO BE
                                                 DECEMBER 31, 1996, BEING        AMOUNT            OUTSTANDING UPON THE
                            AMOUNT               THE DATE OF THE MOST RECENT     OUTSTANDING AS    CONVERSION OF ALL SERIES
                            AUTHORIZED OR TO     BALANCE SHEET CONTAINED IN      OF JUNE 13,       A SPECIAL WARRANTS (4),
DESIGNATION OF SECURITY     BE AUTHORIZED        THE PROSPECTUS(1)               1977(2)(3)        (5), (6)
------------------------    ----------------    ---------------------------      --------------    -----------------------
Common Shares               100,000,000          23,580,098 common               24,379,112        28,504,112 common
                                                 shares                          common shares     shares
                                                 $30,438,092                     $34,404,167       $52,380,762

Class "A" Preference
Shares                      100,000,000          Nil                             Nil               Nil

Class "B" Preference
Shares                      100,000,000          Nil                             Nil               Nil



(1) As at December 31, 1996, the Company had share capital (inclusive of outstanding Series A Special Warrants and Series C Special Warrants) of $52,366,000 and a deficit of $5,461,000.

(2) A total of 502,000 shares have been issued during the period from January 1, 1997 to June 13, 1997 pursuant to the exercise of stock options. See "Prior Sales".

(3) A total of 297,014 shares have been issued during the period from January 1, 1997 to June 13, 1997 pursuant to the exercise of warrants.

     See "Prior Sales".

(4) A total of 500,000 common shares and 500,000 Series C Ordinary Warrants are issuable on exercise of Series C Special Warrants.

(5) An additional 4,125,000 common shares have been allotted for issuance pursuant to exercise of the Series A Ordinary Warrants and an additional 500,000 common shares have been allotted for issuance pursuant to the exercise of the Series C Ordinary Warrants. See "Plan of Distribution".

(6) Assuming that no other options or warrants of the Company, as described in "Stock Options and Other Rights to Purchase Securities", have been exercised.

The Company has the following indebtedness which is either secured or payable on a term of more than one year:


-------------------------------------------------------------------------
                           AMOUNT OUTSTANDING        AMOUNT OUTSTANDING
NATURE OF INDEBTEDNESS     AS OF DECEMBER 31, 1996   AS OF MAY 31, 1997
----------------------      ---------------------    ------------------
-----------------------------------------------------------------------

Long Term Liabilities
  (a)  Capital Leases:           $ 22,000                $ 18,000
                                 --------                --------

       Total:                    $ 22,000                $ 18,000

Less Current Portion:            $ 22,000                $ 18,000
                                --------                ---------

     Total:                      $    Nil                $     Nil
                                 =========

------------------------------------------------------------------------

Turbodyne Systems has the following indebtedness which is either secured or payable on a term of more than one year:

------------------------------------------------------------------------
                              AMOUNT OUTSTANDING     AMOUNT OUTSTANDING
NATURE OF INDEBTEDNESS     AS OF DECEMBER 31, 1996   MAY 31, 1997 (2)
----------------------     -----------------------   ------------------
------------------------------------------------------------------------

Long Term Liabilities (1)

(a)  Capital Leases                 $ 145,000              $ 152,000
     Total                            145,000                152,000
     Less: current portion             30,000                 50,000
                                    ---------              ---------
     Total                          $ 115,000              $ 102,000
                                    =========              =========
--------------------------------------------------------------------------
Total                               $ 115,000               $102,000
--------------------------------------------------------------------------
Pacific Baja has the following indebtedness which is secured or payable on a term of more than one year:
--------------------------------------------------------------------------
                              AMOUNT OUTSTANDING      AMOUNT OUTSTANDING
NATURE OF INDEBTEDNESS     AS OF DECEMBER 31, 1996    AS OF MAY 31, 1997(2)
----------------------     -----------------------    ---------------------
---------------------------------------------------------------------------

Secured Lines of Credit (4)        $6,080,000             $ 9,542,000

Long Term Liabilities (1)

(a)  Bank notes secured by
     equipment                     $3,624,000             $ 4,150,000

(b)  Sundry                               Nil             $    34,500

     Total                         $9,704,000             $13,726,500
     Less: current portion        ($1,321,000)            $ 1,220,000
                                 ------------             -----------
     Total                         $8,383,000             $12,506,500

Deferred Income Taxes              $1,455,000             $ 1,095,000
--------------------------------------------------------------------------

Total                              $9,838,000             $13,601,500
--------------------------------------------------------------------------

(1) Includes obligations under financial leases capitalized in accordance with generally accepted accounting principals.

(2) Assuming an exchange rate of $1.00 (U.S.) per $1.3783(Cdn.) as at May 31, 1997.

(3) The obligations of Pacific Baja Light Metals arising by virtue of leases on real property are disclosed in note 10(b) of the Company's financial statements.

(4) Secured by security interests granted by Baja Pacific and Optima Wheels in favour of Wells Fargo Bank against all account receivables, inventory, rights to payment, intangibles and equipment of Baja Pacific and Optima Wheel. See "Management Discussion and Analysis of Operating Condition and Results".

                                PRIOR SALES

The Company has issued the following common shares and special warrants during the past 12 months:

-----------------------------------------------------------------------------------------

SECURITY                        DATE         NUMBER    PRICE     COMMISSION  NET CASH
                                                                    PAID     RECEIVED
-----------------------------------------------------------------------------------------
PRIVATE PLACEMENT OF
COMMON SHARES:
                                Sept 3/96      33,333    $9.00     $30,000  $270,000
                                Mar 21/96      12,562    $7.96     $10,000  $ 90,000
                                Mar 19/96      45,368    $7.45     $33,800  $304,192
                                Mar 18/96      13,793    $7.25     $10,000  $ 90,000
                                Mar 15/96      28,944    $6.91     $20,000  $180,000
                                Mar 15/96      14,472    $6.91     $10,000  $ 90,000
                                Mar 12/96      15,948    $6.27     $10,000  $ 90,000
                                Mar 15/96      14,925    $6.70     $10,000  $ 90,000
                                Feb 28/96      15,873    $6.30     $10,000  $ 90,000
                                Feb 23/96      31,348    $6.38     $20,000  $180,000
                                Feb 12/96      19,047    $5.25     $10,000  $ 90,000
                                Feb 1/96       23,529    $4.25     $10,000  $ 90,000
                                Jan 22/96      23,529    $4.25     $10,000  $ 90,000
                                Jan 18/96      23,529    $4.25     $10,000  $ 90,000
                                Jan 2/96       23,530    $4.25     $10,000  $ 90,000
                                Dec 18/95      25,000    $4.00     $10,000  $ 90,000
                                Dec 7/95       27,027    $3.70     $10,000  $ 90,000
                                Dec 5/95       30,000    $3.79     $11,370  $102,330
                                Dec 1/95       24,752    $4.04     $10,000  $ 90,000
                                Nov 24/95      30,000    $4.14     $12,510  $112,000

EXERCISE OF STOCK OPTIONS:

                                June /97       13,500    $4.66     Nil      $ 62,910
                                June 5/97      50,000    $4.66     Nil      $233,000
                                June 4/97      5,000     $4.75     Nil      $ 23,750
                                May 29/97      75,000    $4.20     Nil      $315,000
                                May 29/97      9,000     $4.66     Nil      $ 41,940
                                May 23/97      7,000     $4.66     Nil      $ 32,620
                                May 16/97      30,000    $4.20     Nil      $126,000
                                May 15/97      15,000    $4.75     Nil      $ 71,250
                                May 9/97       15,000    $4.20     Nil      $ 63,000
                                May 8/97       15,000    $4.20     Nil      $ 63,000
                                Apr 10/97      1,400     $7.13     Nil      $  9,982
                                Mar 29/97      2,000     $7.13     Nil      $ 14,260

Page 34

------------------------------------------------------------------------------------------

SECURITY                        DATE         NUMBER    PRICE     COMMISSION  NET CASH
                                                                    PAID     RECEIVED
------------------------------------------------------------------------------------------

                                Mar 26/97    115,000     $4.20       Nil     $483,000
                                Mar 20/97      5,400     $7.13       Nil     $ 38,502
                                Mar 11/97      6,500     $7.13       Nil     $ 46,345
                                Mar 6/97       3,600     $7.13       Nil     $ 25,668
                                Feb 19/97     80,000     $1.65       Nil     $132,000
                                Feb 12/97     50,000     $7.13       Nil     $356,500
                                Jan 14/97      3,600     $7.13       Nil     $ 25,668
                                Nov 20/96      2,000     $4.66       Nil     $  9,320
                                Oct 28/96      1,000     $7.13       Nil     $  7,130
                                Oct 7/96       2,000     $7.13       Nil     $ 14,260
                                Sept 27/96    10,000     $7.13       Nil     $ 71,300
                                Sept 6/96     10,000     $7.13       Nil     $ 71,300
                                July 15/96    30,000     $1.65       Nil     $ 49,500

                                July 8/96      2,500     $7.13       Nil     $ 17,825
                                July 2/96      4,500     $7.13       Nil     $ 32,085
                                June 28/96     3,500     $7.13       Nil     $ 24,955
                                June 28/96    15,000     $4.66       Nil     $ 69,900
                                June 20/96    10,000     $4.66       Nil     $ 45,600
                                June 17/96     1,000     $4.66       Nil     $  4,600
                                June 3/96     75,000     $1.25       Nil     $ 93,750
                                June 3/96      3,000     $7.13       Nil     $ 21,390
                                May 29/96      5,000     $7.13       Nil     $ 35,650
                                May 23/96      1,000     $0.52       Nil     $  5,200
                                Apr 2/96      85,000     $4.20       Nil     $357,000
                                Mar 25/96    100,000     $2.00       Nil     $200,000
                                Mar 11/96     22,000     $2.00       Nil     $ 44,000
                                Feb 21/96    200,000     $4.66       Nil     $932,000
                                Feb 13/96     20,000     $0.55       Nil     $ 11,000
                                Feb 13/96     20,000     $0.55       Nil     $ 11,000
                                Jan 23/96      2,500     $1.25       Nil     $  4,375
                                Dec 18/95      5,000     $1.25       Nil     $  8,250
                                Dec 18/95     20,000     $2.00       Nil     $ 40,000
                                Nov 27/95     10,000     $2.00       Nil     $ 20,000

EXERCISE OF WARRANTS:

                                Mar 24/97    12,562      $8.06       Nil     $101,250
                                Mar 24/97    43,221      $7.55       Nil     $326,319
                                Mar 24/97    13,793      $7.35       Nil     $101,379
                                Mar 19/97    36,180      $7.01       Nil     $253,622
                                Mar 17/97    15,948      $6.37       Nil     $101,589
                                Mar 17/97    14,925      $6.80       Nil     $101,490
                                Mar 17/97    15,873      $6.40       Nil     $101,587
                                Feb 23/97    15,674      $6.48       Nil     $101,567
                                Feb 23/97    15,674      $6.48       Nil     $101,567
                                Feb 12/97    19,047      $5.35       Nil     $101,650
                                Feb 1/97     23,529      $4.35       Nil     $102,351
                                Jan 22/97    23,529      $4.35       Nil     $102,351
                                Jan 18/97    23,529      $4.35       Nil     $102,351

Page 35

------------------------------------------------------------------------------------------

SECURITY                        DATE         NUMBER    PRICE     COMMISSION    NET CASH
                                                                   PAID        RECEIVED
------------------------------------------------------------------------------------------

                                Jan 2/97     23,530      $4.35       Nil     $102,355
                                Dec 18/96    25,000      $4.10       Nil     $102,500
                                Dec 7/96     27,027      $3.80       Nil     $102,703
                                Dec 5/96     30,000      $3.89       Nil     $116,700
                                Dec 1/96     24,752      $4.14       Nil     $102,473
                                Nov 24/96    30,000      $4.27       Nil     $128,100
                                Oct 25/96    22,988      $4.45       Nil     $102,297
                                Oct 16/96    24,509      $4.18       Nil     $102,448
                                June 10/96  155,200      $3.29       Nil     $510,608
                                June 1096    49,500      $3.29       Nil     $182,855
                                June 6/96    30,408      $3.29       Nil     $100,042
                                June 1/96    41,452      $2.44       Nil     $101,143
                                June 1/96    41,452      $2.44       Nil     $101,143
                                May 23/96    56,116      $1.88       Nil     $105,498
                                Apr 22/96    41,500      $1.27       Nil     $ 52,705
                                Apr 4/96     41,500      $1.27       Nil     $ 52,705
                                Mar 5/96    110,000      $1.10       Nil     $121,000
                                Feb 21/96   149,231      $0.75       Nil     $111,923
                                Feb 21/96   149,231      $0.75       Nil     $111,923
                                Feb 21/96   153,846      $0.75       Nil     $115,385
                                Feb 14/96   223,076      $0.75       Nil     $167,307
                                Nov 1/95    482,500      $0.75       Nil     $361,875

SERIES A SPECIAL WARRANTS:

                               July 2, 1996  3,750,000   $5.00       Nil     $18,750,000
                               Sept 10/96      375,000   $5.00       Nil     $ 1,875,000(1)

ACQUISITION OF PACIFIC BAJA:

                               Sept. 5, 1996  3,076,923  $5.00(2)    Nil     $15,384,615(3)

SERIES C SPECIAL WARRANTS:

                               Dec. 6, 1996     500,000  $9.00    $450,000(4) $4,050,000


(1) The Series A Agents elected to receive a 10% commission payable by the Company on the private placement of the Series "A" Special Warrants by the issue by the Company to the Series A Agents of 375,000 Series A Special Warrants.

(2) Pursuant to the Acquisition Agreement, the 3,076,923 common shares were issued at a deemed price of $5.00 (Cdn.) per share.

(3)  Assuming a conversion rate of $1.00 Cdn./$0.73 U.S.

(4)  A commission of $450,000 was paid to the Series C Agent.

                        DIVIDEND RECORD AND POLICY

The Company has never paid dividends on the common shares and currently intends to reinvest any earnings to fund the development and growth of its business. Any future payments of dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors the Board of Directors may consider relevant. The Company does not expect to pay any dividends within the foreseeable future.


                          DIRECTORS AND OFFICERS

The names, municipalities of residence, positions held by and principal occupations for the preceding five years for each of the directors and officers of the Company are as follows:


NAME AND MUNICIPALITY OF     POSITION WITH
RESIDENCE                    COMPANY                  PRINCIPAL OCCUPATION FOR PREVIOUS FIVE YEARS
-----------------------      -------------           --------------------------------------------

Edward Halimi                President, Chief         President of Turbodyne Systems, Inc. and
546 B San Ysidro Road        Executive Officer,       Biosonics Corporation. Formerly President and
Montecito, CA                Director & Promoter      owner of Technodyne Corporation and March
93108                                                 Properties, Inc.

Leon E. Nowek(1)             Chief Financial Officer  Self-employed management consultant.  Director
14223 - 29A Avenue           and Director             and former President of New Westwin Ventures
Surrey, B.C.                                          Inc.

Daniel Geronazzo(1)          Director                 Barrister & Solicitor in private practice for past
1634 Westlake Drive                                   35 years.
Christina Lake, B.C.

Wendell R. Anderson          Director                 Attorney since 1960; presently counsel with
720 Baker Building                                    Larkin, Hoffman, Daly & Lindgren Ltd. of
Minneapolis, Minnesota                                Bloomington, Minnesota, Director of numerous
                                                      corporations and foundations including National
                                                      City Bank Corporation, Fingerhut Corporation and
                                                      the University of Minnesota Board of Regents.

Eugene A. Hodgson(1)         Director                 Self-employed management consultant.
802 - 1020 Harwood Street,                            Previously Director of Corporate Development at
Vancouver, B.C.                                       Intrawest Corporation for five years.  Currently
                                                      Director of the Vancouver Board of Trade and
                                                      Chair of its communications committee. Former
                                                      Vice-President of Island Jetfoil Corporation.
                                                      Currently treasurer of the Liberal Party of
                                                      Canada (BC).  Held a number of positions in
                                                      both the BC and NWT governments.

Robert F. Taylor             Director                 Corporate advisor and director.  Formerly
213 - 5555 Elbow Drive S.W.  Chief Operating Officer  director of Shell Canada Limited, President of
Calgary, Alberta                                      Shell Canada Products Limited and Executive
                                                      Vice-President of Shell Canada Resources.
                                                      Currently a Governor of the Glenbow-Alberta
                                                      Institute

Page 37

Dr. Sadayappa Durairaj       Director                 President of Pacifica Hospital Inc.  Cardiologist
575 Palmerstone, La Canada                            with Sierra Medical Clinic.
Flintridge, California

Andrew Lee, Secretary        Controller               Chartered Accountant with Morgan & Company
3746 W. 20th Avenue                                   Chartered Accountants from 1992 to 1997.
Vancouver, B.C.                                       Chartered Accountant with Doane Raymond and predecessor
V6S 1E8                                               firm from 1983 to 1992.



(1)  Members of Audit Committee.

Edward Halimi is the President and Chief Executive Officer of the Company and has served in those capacities since October 18, 1993. Mr. Halimi is the developer of the Turbodyne System. He spent 11 years working with FerroPlast Corporation, an international company specializing in the engineering and manufacture of diesel engines, pumps, electric motors and farm equipment. As a Vice-President, Mr. Halimi worked in the engineering and manufacturing divisions in the Middle East and Europe and was responsible for the home building and housing operations in the United States. Mr. Halimi was also the President and Chief Executive Officer of Technodyne Corporation, a manufacturer of heat management and temperature control units and he is currently the Chief Executive Officer of Biosonics Corporation, a research and development company in the fields of ultrasonics, vibration control and semi-conductor research and electronics.


Leon E. Nowek is a director of the Company and has an accounting background and is responsible for corporate finance, financial reporting and regulatory compliance. He was appointed as a director of the Company in October, 1993. Mr. Nowek has held the following positions with reporting issuers in British Columbia during the past five years:

a. Director of New Westwin Ventures Inc. from December 1988 to present, President from December 1988 to April 1, 1996;

b. Director of Consolidated Redding Exploration Corp. from November 1988 to present and Secretary from January 1993 to present;

c. Director and Secretary of Connect Intertel Media Inc. from December 1988 to July 1992. Director from April 1993 to November, 1995;

d. Director and Secretary of Astic Ventures Inc. from November 1984 to May 1992; and

e. Director of White Hawk Ventures Inc. from February 1987 to October 1992. Secretary from January 1993 to September 1993.

Daniel Geronazzo is a director of the Company. He was appointed as a director on January 24, 1995. Mr. Geronazzo is an attorney in the Province of British Columbia and has been in private legal practice for the past 35 years.

Mr. Anderson is a director of the Company. He was appointed as a director on November 20, 1995. Mr. Anderson received his Doctor of Law Degree from the University of Minnesota Law School in 1960. He has been in private practise since 1960 and is presently of counsel with the firm of Larkin, Hoffman, Daly and Lindgren Ltd. of Bloomington, Minnesota. Mr. Anderson has held several positions of public office. From 1959 to 1963 he was a state representative from Minnesota and served as state senator from 1963 to 1971. In 1971 Mr. Anderson was elected as Governor of the State of Minnesota. In 1977 Mr. Anderson became a United States Senator from the State of Minnesota. He held office for a period of two years. During his term, he served on such committees as the environment and public works committee, the budget committee, the natural resources committee and armed services committee. Mr. Anderson currently serves as a director of numerous corporations and foundations including National City Bank Corporation, Fingerhut Corporation and the University of Minnesota Board of Regents.

Eugene A. Hodgson is a director of the Company. Mr. Hodgson is a self-employed management consultant and is also a director of New Westwin Ventures Inc. Mr. Hodgson was previously the Director of Corporate Development at Intrawest Corporation, a company listed on the Toronto Stock Exchange, for a period of five years. Mr. Hodgson is currently a Director of the Vancouver Board of Trade and Chair of its Communications Committee. He is also currently the treasurer of the Liberal Party of Canada (British Columbia). He was also the Vice President of corporate Affairs of the Island Jetfoil Corporation. Mr. Hodgson has held a number of positions in both the British Columbia and Northwest Territorial governments.

Robert F. Taylor is a director of the Company. Mr. Taylor was appointed a director on July 15, 1996. Mr. Taylor was appointed Chief Operating Officer of the Company as of January 1, 1997. Mr. Taylor is a chartered accountant and is a member of the Institute of Chartered Accountants of Alberta, Canada. Mr. Taylor recently retired from Shell Canada Limited where he had been a director since 1992 and from Shell Canada Products Limited, where he had been President since 1993. Mr. Taylor served with Shell in various capacities since 1967 in Calgary, Toronto and London, England. Mr. Taylor is currently a director of McTay Holdings Limited, a private company. Mr. Taylor is a Governor of the Glenbow-Alberta Institute and a Trustee of the Duke of Edinburgh's Commonwealth Study Conference.

Sadayappa Durairaj is a cardiologist and businessman based in California. He obtained his Medical degree from Madural Medical College in India in 1966 and has been certified by both the American Board of Internal Medicine and the Canadian Board of Internal Medicine and Cardiology. Currently he is the President and C.E.O of the Pacifica Hospital and Sierra Medical Clinic. Dr. Durairaj also serves as associate Clinical Professor of Medicine at USC Los Angeles. Dr. Durairaj was Chairman and founder of Pacific Baja Light Metals Holding Inc. which was acquired by the Company on September 5, 1996. Dr. Durairaj is also Chairman of Brentwood Bank (California) and VSK Ferro Alloys (India).

Directors may be appointed at any time and are then re-elected annually by the stockholders. Directors receive no compensation for serving as such, other than stock options. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

Edward M. Halimi and Leon E. Nowek presently devote 100% of their business time to the Company. Daniel D. Geronazzo, Richard W. Donaldson, Wendell R. Anderson, Dr. Sadayappa Durairaj and Robert F. Taylor devote such percentage of their time to the business of the Company as is required by the Company. Eugene A. Hodgson devotes a majority of his business time to the business of the Company.

Andrew Lee was appointed controller of the Company as of January 1, 1997. Mr. Lee was appointed Secretary of the Company as of April 25, 1997. Mr. Lee is a member of the Institute of Chartered Accountants of British Columbia. Prior to joining the Company, Mr. Lee practised as a chartered accountant with Morgan & Company in Vancouver, British Columbia. Mr. Lee devotes his full time as controller of the Company.

Directors of the Company also serve as directors of other companies. Accordingly, it may occur that business opportunities will be offered to both the Company and such other companies. As a result there may be situations which involve a conflict of interest. In that event, the directors would not be entitled to vote at meetings of directors which evoke any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interest of the Company.

None of the directors, officers and promoters of the Company are, or have been within the past five years, directors, officers or promoters of other reporting issuers which, during the period they held such position, were struck from the Register of Companies by the British Columbia Registrar of Companies or other similar authority, or whose securities were the subject of a cease-trading order or suspension order for a period of more than 30 consecutive days, other than Leon E. Nowek who is a former director of Connect Intertel Media Inc (formerly Medsana Medical

Systems Inc.) which was the subject of a cease trading order in British Columbia for failure to file financial statements during the period when Mr. Nowek was a director.

None of the directors, officers or promoters of the Company have been, within the past ten years, the subject of any penalties or sanctions by a court or securities regulatory authority relating to the trading of securities, the promotion, formation or management of a publicly traded issuer or involving theft or fraud.


                          EXECUTIVE COMPENSATION

1.   COMPENSATION OF NAMED EXECUTIVE OFFICERS
     ----------------------------------------

The following table discloses the compensation paid by the Company during the previous three financial years to its Chief Executive Officer and its "Named Executive Officers", as that term is defined in applicable securities legislation:

                        SUMMARY COMPENSATION TABLE


NAME AND          YEAR     ANNUAL COMPENSATION              LONG TERM COMPENSATION                 ALL OTHER
PRINCIPAL                  =============================   =====================================   COMPEN-
POSITION                   SALARY     BONUS    OTHER        AWARDS                    PAYOUTS      SATION($)
                           ($)        ($)      ANNUAL      =====================================
                           (U.S.)              COMPEN-      SECURITIES  RESTRICTED    LTIP
                                               SATION ($)   UNDER       SHARES OR     PAYOUTS($)
                                                            OPTIONS/    RESTRICTED
                                                            SARS        SHARE/UNITS
                                                            GRANTED (#) ($)
==============================================================================================================
Ralph Maloof      1996     $120,000   nil      nil          nil         nil           nil          nil
Vice-President,
Chief of          1995     $120,000   nil      nil          200,000     nil           nil          nil
Engineering of
Turbodyne         1994     n/a        n/a      n/a          n/a         n/a           n/a          n/a
Systems, Inc.
                  1993     n/a        n/a      n/a          n/a         n/a           n/a          n/a


David Willett     1996     $122,000   nil      nil          35,000      nil           nil          nil
Vice-President
of Electronics    1995     N/A        N/A      N/A          N/A         N/A           N/A          N/A
and Controller
of Turbodyne      1994     n/a        n/a      n/a          n/a         n/a           n/a          n/a
Systems, Inc.
                  1993     n/a        n/a      n/a          n/a         n/a           n/a          n/a


Doriah Page(1)    1996     $105,000   nil      nil          nil         nil           nil          nil
Vice-President
of                1995     $105,000   nil      nil          100,000     nil           nil          nil
Transportation,
Engineering and
Emission          1994     n/a        n/a      n/a          n/a         n/a           n/a          n/a
Technology &
Compliance of     1993     n/a        n/a      n/a          n/a         n/a           n/a          n/a
Turbodyne
Systems, Inc.


Page 40


Edward M.(2)      1996     $60,000    nil      nil          nil         nil           nil          nil
Halimi            1995     $60,000(1) nil      nil          500,000     nil           nil          nil
President         1994     $60,000    nil      nil          nil         nil           nil          nil
                  1993     nil        nil      nil          nil         nil           nil          nil


William           1996     123,000    nil      nil          nil         nil           nil          nil
Woolenweber       1995      40,000    nil      nil           50,000     nil           nil          nil
                  1994     n/a        n/a      n/a          n/a         n/a           n/a          n/a



(1) Ms. Page is entitled to be paid a bonus by Turbodyne Systems equal to 1% of the gross invoice price of all products sold by Turbodyne Systems for the urban bus retrofit market within the United States.

(2) The Company's compensation committee is currently reviewing the remuneration paid to Mr. Halimi and reports that his remuneration will increase substantially in 1997.

The following table discloses the particulars of options or stock appreciation rights ("SARs") granted during the preceding financial year to the Company's Chief Executive Officer and its Named Executive Officers:


                             OPTION/SAR GRANTS
             DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                          % OF TOTAL OPTIONS/                        MARKET VALUE OF
                        SECURITIES UNDER   SAR'S GRANTED TO     EXERCISE OR BASE    SECURITIES UNDERYLING
                          OPTIONS/SARS       EMPLOYEES IN          PRICE           OPTIONS/SARS ON THE DATE
NAME             YEAR      GRANTED (#)      FINANCIAL YEAR     ($/SECURITY)        OF GRANT($/SECURITY)      EXPIRATION DATE
===============  ====   ================  ==================  ================   ========================    ==============
Edward M. Halimi 1996    Nil                Nil                 N/A              N/A                         N/A
President        1995    500000             32.5%               $0.52            $0.52                       January 31, 1997


Ralph P. Maloof  1996    Nil                Nil                 N/A              N/A
                 1995    200000             13.0%               $4.75            $4.75                       August 17, 1997


Dorriah L. Page  1996    Nil                Nil                 N/A              N/AN/A
                 1995    100000             6.5%                $1.65            $1.65                       April 20, 1997


David Wilett     1996    35000              1.6%                $7.13            $7.13                       Feb. 27, 1998


William          1996    Nil                N/A                 N/A              N/A                         N/A
Wollenweber      1995    50,000             N/A                 N/A              N/A                         N/A



The following table discloses the particulars of stock options exercised during the preceding financial year by the Company's Chief Executive Officer and its Named Executive Officers:


                      AGGREGATED OPTION/SAR EXERCISES
                    DURING THE MOST RECENTLY COMPLETED
          FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                   Value of Unexercised in
                                                              UNEXERCISED          THE MONEY OPTIONS/
                              SECURITIES                      OPTIONS/SARS AT FY-   SARS AT FY-END ($)
                              ACQUIRED ON    AGGREGATE VALUE  END(#) (EXERCISABLE/  (EXERCISABLE
NAME                 YEAR     EXERCISE (#)   REALIZED($)      UNEXERCISABLE)        UNEXERCISABLE)
=================    ====     ============   ===============  ===================   =======================
Edward M. Halimi     1995     499000         $2,229,907       1000                  $4,480
President            1996     1000           $11,330          Nil                   Nil


Ralph P. Maloof      1995     Nil            Nil              200000                $50,000
                     1996     Nil            Nil              200000                $1,250,000


Dorriah L. Page      1995     Nil            Nil              100000                $335,000
                     1996     20000          $114,500         80000                 $748,000


David Willett        1996     Nil            Nil              35000                 $135,000


William Wollenweber  1996     Nil            Nil              50,000                262,000



Other than options to purchase shares of the Company which are granted to the Company's directors from time to time, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services as directors.

2.   COMPENSATION OF DIRECTORS
     -------------------------

The Company is party to a management services agreement with Seeds Investment Corporation ("Seeds") whereby the Company pays to Seeds a total of $2,500 per month in consideration of Seeds providing the management
services of Leon E. Nowek to the Company.   During the fiscal year ended
December 31, 1996 a total of $30,000 was paid or is payable to Seeds
pursuant to this agreement.   Seeds is a private British Columbia company
controlled by Leon E. Nowek, a director of the Company.

Pursuant to an agreement between the Company and Centrepoint Equities Inc. ("Centrepoint"), the Company pays Centrepoint $2,500 per month in consideration of Centrepoint providing office space and secretarial and reception services to the Company. During the fiscal year ended December 31, 1996 a total of $30,000 was paid or is payable to Centrepoint pursuant to this agreement. Centrepoint is a non-reporting British Columbia company, the shares of which are owned by Leon E. Nowek, a director of the Company.

The Company's compensation committee is currently reviewing the remuneration paid to Seeds Investment Corporation and reports that this remuneration will increase substantially in 1997. As of the date of this prospectus, the Compensation Committee had not completed its review or made any recommendations.

The Company has paid a total of $78,318.46 in consulting fees to Eugene Hodgson since January 1, 1996 in connection with consulting services provided by Mr. Hodgson for the acquisition of Pacific Baja. The Company has paid a total of $9,000 in consulting fees to Leon Nowek since January 1, 1996 in connection with accounting services provided by Mr. Nowek. The Company has paid a total of (U.S.) $2,000 in consulting fees to Wendell Anderson since January 1, 1996. Except as noted above, the Company did not pay any amounts as remuneration to Mr. Hodgson, Mr. Nowek or Mr. Anderson during its last fiscal year.

3.   INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY
     ------------------------------------------------------------

                                                                 Amount
                                           Largest Amount     Outstanding as           Amount
                     Involvement of          Outstanding       at December        Outstanding as
Name and Principal     Issuer or             During 1996         31, 1996           at May 31,         Security for
    Position           Subsidiary                ($)               ($)               1997 ($)         Indebtedness
      (a)                 (b)                    (c)               (d)                 (e)                 (f)
==================   =============           ============     =============        ==============     ============
EDWARD M. HALIMI     LOAN FROM
PRESIDENT            THE COMPANY             $112,984         $112,984             $137,000                 NIL



With the exception of Edward M. Halimi, no director or senior officer of the Company, or its subsidiaries, or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year or since the beginning of the Company's current financial year.


           STOCK OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

The following table sets forth certain information relating to options to purchase common shares of the Company which are outstanding as June 6, 1997:


-----------------------------------------------------------------------------------------------
                                                                       Market
                                                                        Value       Market
                                   No. of      Exercise                 on Date      Value on
Name                       Type    Shares      Price     Expiry Date    of Grant     June 6/97
--------------------------------------------------------------------------- --------------------
OPTIONS
-------
GROUP (i)
----------

Executive Officers       Options     200,000     $9.85   Jan 6/99      $1,970,000  $1,250,000
as a Group               Options     200,000     $9.85   Jan 6/99      $1,970,000  $1,250,000
(5 Executive             Options      50,000     $6.25   June 6/02     $312,500      $312,500
Officers)                Options     150,000     $6.25   June 6/02     $937,500      $937,500
                         Options     50,000      $9.00   Sept 3/98     $450,000      $312,500

Directors who are not    Options     50,000      $6.25   June 6/02     $312,500      $312,500
Executive Officers as    Options     50,000      $7.13   Feb 27/98     $356,500      $312,500
Group                    Options     73,000      $4.66   Dec 27/97     $349,500      $456,250
(4 Directors)            Options     80,000      $9.85   Jan 6/99      $788,000      $500,000
-------------------------------------------------------------------------------------------------

Page 43


                                                                         Market
                                                                         Value      Market
                                     No. of    Exercise                  on Date    Value on
Name                        Type     Shares    Price       Expiry Date   of Grant   June 6/97
-----------------------------------------------------------------------------------------------

                            Options   50,000    $6.25       June 6/02   $ 312,500      312,500
                            Options   20,000    $6.25       June 6/02   $ 125,000   $  125,000
                            Options   23,000    $6.25       June 6/02   $ 143,750   $  143,750

GROUP (ii)
-----------

Executive Officers of       Options    50,000   $6.25       Mar 3/02    $312,500    $  312,500
all Subsidiaries of the     Options   195,000   $4.75       Aug 17/97   $926,250    $1,218,750
Company as a group          Options    35,000   $4.75       Aug 17/97   $166,250    $  218,750
and who are not             Options    59,000   $4.66       Dec 27/97   $274,940    $  368,750
persons referred to in      Options    25,000   $4.66       Dec 27/97   $116,500    $  456,250
Group (i)                   Options    35,000   $7.13       Feb 27/98   $249,550    $  218,750
(11 Executive Officers)     Options    50,000   $6.25       June 6/02   $312,500    $  312,500
                            Options    15,000   $9.00       Sept 3/98   $143,250    $   93,750
                            Options    10,000   $9.00       Sept 12/98  $ 95,500    $   63,500
                            Options    50,000   $9.00       Sept 12/98  $477,500    $  312,500
                            Options    75,000   $6.25       June 6/02   $468,750    $  468,750
                            Options   125,000   $6.25       June 6/02   $781,250    $  781,250


Directors of Subsidiaries   Options    50,000   $9.00       Sept 12/98   477,500    $  312,500
who are not Executive
Officers and who are not
persons referred to in
Group (i)
(1 Director)


GROUP (iii)
-----------

All other employees of      Options     15,000  $4.20       July 28/97  $ 63,000    $   93,750
the Company, as a group     Options      9,000  $4.66       Dec 27/97   $107,100    $   56,250
                            Options     50,000  $7.13       Feb 27/98   $356,500    $  312,500
                            Options     11,000  $7.13       Feb 27/98   $ 78,430    $   68,750
                            Options     75,000  $6.25       June 6/02   $468,750    $  468,750
                            Options     50,000  $6.25       June 6/02   $312,500    $  312,500
                            Options     50,000  $6.25       June 6/02   $312,500    $  312,500
                            Options    100,000  $6.25       June 6/02   $625,000    $  625,000

GROUP (iv)
----------
All other employees of      Options     10,400  $7.13       Feb 27/98   $106,950    $   65,000
Subsidiaries of the         Options     10,000  $7.13       Feb 27/98   $ 71,300    $   62,500
Company, as a group         Options    100,000  $7.13       Feb 27/98   $713,000    $  625,000
                            Options      5,000  $7.13       Feb 27/98   $ 35,650    $   31,250
                            Options    142,000  $9.00       Sept 3/98  $1,356,100   $  887,500
                            Options    195,000  $9.00       Sept 3/98  $1,862,250   $1,218,750

Page 44

-----------------------------------------------------------------------------------------------
                                                                          Market
                                                                           Value     Market
                                     No. of    Exercise                   on Date   Value on
Name                         Type    Shares    Price         Expiry Date  of Grant  June 6/97
-----------------------------------------------------------------------------------------------

                            Options  50,000     $6.25         Sept 6/02   $312,500   $ 312,500
                            Options  25,000     $6.25         Sept 6/02   $156,250   $156,2580
                            Options  20,000     $6.25         Sept 6/02   $125,000   $ 125,000
                            Options  10,000     $6.25         Sept 6/02   $ 62,500   $  62,500
                            Options  10,000     $6.25         Sept 6/02   $ 62,500   $  62,500
                            Options   2,500     $6.25         Sept 6/02   $ 15,625   $  15,625
                            Options   2,500     $6.25         Sept 6/02   $ 15,625   $ 15,6258
                            Options   3,000     $6.25         Sept 6/02   $ 18,750   $  18,750
                            Options  50,000     $6.25         Sept 6/02   $312,500   $ 312,500
                            Options  50,000     $6.25         Sept 6/02   $312,500   $ 312,500
                            Options 100,000     $6.25         Sept 6/02   $625,000   $ 625,000
                            Options  25,000     $6.25         Sept 6/02   $156,250   $ 156,250
                            Options  15,000     $6.25         Sept 6/02   $ 93,750   $   93,70
                            Options  75,000     $6.25         Sept 6/02   $168,750   $ 468,750
                            Options   5,000     $6.25         Sept 6/02   $ 31,250   $  31,250
                            Options   3,000     $6.25         Sept 6/02   $  18750   $  18,750
                            Options  10,000     $6.25         Sept 6/02   $ 62,500   $  62,500
                            Options  50,000     $6.25         Sept 6/02   $312,500   $ 312,500
                            Options  50,000     $6.25         Sept 6/02   $312,500   $ 312,500
                            Options  10,000     $6.25         Sept 6/02   $ 62,500   $  32,500
                            Options  50,000     $6.25         Sept 6/02   $312,500   $ 312,500
                            Options   2,500     $6.25         Sept 6/02   $ 15,625   $  15,325
                            Options  25,000     $6.25         Sept 6/02   $156,250   $ 156,250

GROUP (v)
---------

All other persons or        Options   15,000    $4.20         July 28/97  $  93,750  $   93,750
companies                   Options  190,000    $4.66         Dec 22/97   $1,187,500 $1,187,500
                            Options  150,000    $7.13         Feb 27/98   $1,069,500 $  937,500
                            Options   20,000    $7.13         Feb 27/98   $  142,600 $  125,000
                            Options  208,000    $9.00         Sept 3/98   $1,986,400 $1,300,000
                            Options   75,000    $9.00         Sept 3/98   $  716,250 $  468,750

Warrants                    Warrants  33,333    $9.00         Sept 3/98   $  318,330 $  208,331


                     SECURITIES HELD IN ESCROW OR POOL

The Series C Special Warrants, Series C Common Shares and Series C Ordinary Warrants are subject to pooling arrangements restricting the transfer of these securities and these securities will only be released from the pooling arrangements on the earlier of 30 days after the date a final receipt for this prospectus is issued by the British Columbia Securities Commission and the Ontario Securities Commission and August 1, 1997.

There are 4,150,000 shares held in escrow by Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, subject to the direction or determination of the Vancouver Stock Exchange. The terms of the escrow are governed by an escrow agreement dated March 7, 1994 between the Company, Montreal Trust

Company of Canada, March Technologies Inc. and Leon Nowek (the "Escrow Agreement"). The escrow restrictions provide that the shares may not be traded in, dealt with in any manner whatsoever or released, nor may the Company, its transfer agent or escrow holder make any transfers or record any trading of the shares without the consent of the Vancouver Stock Exchange.

The holders of the escrow shares are as follows:


----------------------------------------------------------------------------------------------------
Shareholder                 Designation of Class            Number of Securities     Percentage of
                                                            held in escrow           Class
-----------------------------------------------------------------------------------------------------
March Technologies Inc.(1)     Common Shares                3,250,000                13.37%

L.N. Family Holdings Inc.(2)   Common Shares                  900,000                 3.70%

-----------------------------------------------------------------------------------------------------


(1) All of the voting shares of this company are beneficially owned by Edward Halimi, President, Chief Executive Officer and Director of the Company.

(2) All of the voting shares of this company are beneficially owned by Leon E. Nowek, Chief Financial Officer and Director of the Company. Leon E. Nowek transferred his interest in the 900,000 escrow shares to L.N. Family Holdings Inc. by agreement dated June 20, 1995.

(3)  Based on 24,310,612 shares issued and outstanding on May 31, 1997.

The Company issued the 4,125,000 escrow shares at a price of $0.01 per common share at the time of the completion of the Company's reverse takeover of Turbodyne Systems (the "Reverse Take Over"). The Company's escrow shares described above can only be released in compliance with Local Policy Statement 3-07 of the British Columbia Securities Commission. Under this Local Policy Statement, releases of escrow shares shall be made on the basis of one share for each $0.343 of "Cumulative Cash Flow" of the Company on a consolidated basis where:

     "Cumulative Cash Flow" means at any time, the aggregate Cash Flow of the Company up to that time from a date no earlier than the Company's financial year-end and immediately preceding the date of the completion of the Reverse Take Over, net of any negative Cash Flow.

     "Cash Flow" means the net income or loss of the Company before tax, adjusted to add the following expenses:

     (a)  depreciation;
     (b) amortization of goodwill and amortization of research and development, excluding general and administrative costs;
     (c) expended research and development costs, excluding general and administrative costs;
     (d) any other amounts permitted or required by the British Columbia Securities Commission.

The provisions of the Escrow Agreement provide that any performance shares beneficially owned by Mr. Halimi or Mr. Nowek will be retained by March Technologies, Inc. or L.N. Family Holdings Inc.,as the case may be, upon Mr. Halimi or Mr. Nowek ceasing to be a principal of the Company, as the term "principal" is defined in Local policy Statement 3-07. There is no obligation of the shareholders to surrender their shares to the Company upon the death or bankruptcy of Mr. Nowek or Mr. Mr. Halimi or upon Mr. Nowek or Mr. Halimi ceasing to be a principal of the Company.

                          PRINCIPAL SHAREHOLDERS

To the knowledge of the signatories hereto, only the following persons beneficially own, directly or indirectly, more than 10% of the voting shares of the Company:

------------------------------------------------------------------------------------------

Name and              Designation     Type of           Number of           Percentage
address                 of class      ownership         securities owned    of class
-----------------------------------------------------------------------------------------

Edward M. Halimi     Common Shares    Beneficial (1)    3,266,900           13.44(2)

------------------------------------------------------------------------------------------



(1) These shares are registered in the name of March Technologies Inc., a private company owned and controlled by Mr. Halimi, and are held in escrow by Montreal Trust Company of Canada.

(2)  Based on 24,310,612 common shares outstanding as of May 31, 1997.

The following table sets forth the number of shares beneficially owned, directly or indirectly, by all directors and senior officers of the Company and its subsidiaries, as a group:

-----------------------------------------------------------------------------------------------------------

Designation of Class                  Number of Securities Owned                     Percentage of Class

-----------------------------------------------------------------------------------------------------------
Common Shares                                4,665,111                                   19.19%(1)
Series A Special Warrants                       50,000                                    1.21%

---------------------------------------------------------------------------------------------------------------------------------


(1)  Based on 34,310,612 common shares outstanding as of May 31, 1997.


                                 DILUTION

The following table sets forth the dilution per Common Share to be incurred by holders of Series "A" Special Warrants based on the consolidated balance sheet of the Company as at December 31, 1996 after giving effect to the exercise of the Series "A" Special Warrants. This table does not include potential dilution resulting from the exercise of the Series A Ordinary Warrants.

                                                                PER
                                                           COMMON SHARE
                                                           ------------

Issue Price:                                                   $5.00

Consolidated net tangible book
value as at December 31, 1996
before giving effect to this
offering (1):                                                  ($0.21)

Increase in consolidated net
tangible book value attributable
to this offering (2):                                           $0.68


Consolidated net tangible book
value at December 31, 1996
adjusted for this offering:                                     $0.47

Dilution to investors:                                          $4.53

Percentage of dilution in
relation to Issue Price (3):                                    90.6%

(1)  Calculated on the basis of 23,580,098 common shares outstanding.

(2) Includes the proceeds of $18,135,000 from the sale of the Series "A" Special Warrants less the estimated issue expenses of $615,000.

(3)  Calculated on the basis of 23,580,098 common shares outstanding.


        INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, management and the directors of the Company do not have any material interest in any transactions or proposed transactions which have materially affected or would affect the Company or its subsidiaries, except insofar as they are holders of common shares and options to purchase common shares.

Edward M. Halimi, a director of the Company, transferred all assets comprising the Turbodyne Technology, as of the date of the transfer, to Turbodyne Systems in consideration for the issue to Halimi of 100 common shares of Turbodyne Systems, being all of the issued and outstanding shares of Turbodyne Systems. Mr. Halimi entered into an employment agreement with Turbodyne Systems on completion of the acquisition. The Company acquired all of the issued and outstanding shares in Turbodyne Systems from Halimi pursuant to an agreement dated July 15, 1993 and amended by amendment agreements dated October 1, 1993 and December 31, 1993 whereby the Company issued 1,000,000 common shares of the Company to Halimi. The Company also issued to Mr. Halimi a total of 3,250,000 escrow shares on completion of the acquisition by the Company of Turbodyne Systems. See "Securities Held in Escrow or Pool".

Michael Joyce is party to an employment agreement with Pacific Baja Light Metals and the Company dated September 5, 1996 whereby he is employed as President of Pacific Baja Light Metals. The employment agreement has a three year term. Mr. Joyce is paid a base salary of $12,500 per month plus an annual cash bonus based on the annual net operating profit of Pacific Baja Light Metals. The maximum bonus payable is 150% of base salary which is earned upon the annual net operating profit of Pacific Baja Light Metals exceeding $5,500,000 (U.S.). Mr. Joyce is also entitled to receive options to purchase 50,000 shares of the Company upon the completion of each anniversary of the execution of the employment agreement.

The consulting services of Lennart Renberg are provided to Pacific Baja Light Metals pursuant to a consulting agreement between Pacific Baja, the Company and Lykar Specialties, Inc. (the "Consultant") dated September 5, 1996. The consulting agreement has a three year term. Pacific Baja pays a base consulting fee for Mr. Renberg's services equal to $12,500 per month plus an annual bonus based on the annual net operating profit of Pacific Baja Light Metals. The maximum bonus payable is 150% of base salary and is earned upon the annual net operating profit of Pacific Baja Light Metals exceeding $5,500,000(U.S.). Options to purchase 50,000 shares of the Company are also to be issued to the Consultant upon each anniversary of the term of the consulting agreement.

Each of Dr. Sadayappa Durairaj, a director of the Company, Michael Joyce, President of Pacific Baja Light Metals, and Lennart Rennberg, a director of Pacific Baja Light Metals, are principals of Baja Pacific Properties, the landlord of the Ensenada facility leased by Pacific Baja Light Metals, referred to under "Business and Property".


                                 PROMOTERS

By virtue of the definition set out in the applicable securities legislation, Leon E. Nowek and Edward M. Halimi are promoters of the Company.

See "Executive Compensation" and "Stock Options and Other Rights to Purchase Securities" for details of money paid to and stock options granted to the promoters of the Company.

See "Securities Held in Escrow" and "Interest of Management and Others in Material Transactions" for details of shares issued to the promoters of the Company.


                     MATERIAL CONTRACTS AND DOCUMENTS

The only contracts which have been entered into by the Company and its subsidiaries and which can reasonably be regarded as presently material are the following:

1. Acquisition Agreement and amendment thereto with Pacific Baja and the Principal Shareholders referred to under "Business and Property".

2. Agency Agreement with Yorkton Securities Inc., Sprott Securities Limited and Wellington West Capital Inc. referred to under "Plan of Distribution".

2. Series A Special Warrant Indenture dated June 14, 1996 between the Company and the Trustee referred to under "Plan of Distribution".

3. Series A Ordinary Warrant Indenture dated June 14, 1996 between the Company and the Trustee referred to under "Plan of Distribution".

4.   Agency Agreement with  Yorkton Securities Inc. dated October 31, 1996.

5. Series C Special Warrant Indenture dated December 6, 1996 between the Company and the Trustee.

6. Series C Ordinary Warrant Indenture dated December 6, 1996 between the Company and the Trustee.

8. Option Agreements referred to under "Stock Options and Other Rights to Purchase Securities".

9. Escrow Agreement dated March 7, 1994 between the Company, the Trustee, March Technologies Inc. and Leon Nowek referred to under "Securities of the Company Held in Escrow or Pool".

10. Series A Special Warrant Subscription Agreements pursuant to which the purchasers acquired the Series A Special Warrants, referred to under "Plan of Distribution".

11. Agreement between Turbodyne Systems, Inc. and Grand Performance Technologies, Inc. referred to under "Business and Property".

12. Lease between Pacific Baja Light Metals and New England Mutual Life Insurance, referred to under "Business and Property".

13. Lease between Pacific Baja Light Metals and Baja Pacific Properties, referred to under "Business and Property".

14. Line of Credit Agreement between Optima Wheel and Wells Fargo Bank, referred to under "Management Discussion and Analysis of Financial Conditions and Operating Results".

15. Line of Credit Agreement between Pacific Baja Light Metals and Wells Fargo Bank, referred to under "Management Discussion and Analysis of Financial Conditions and Operating Results".

16. Line of Credit Agreement between Pacific Baja Light Metals and TST Inc., referred to under "Management Discussion and Analysis of Financial Condition and Operating Results".

17. Guarantee of the Company in favour of Wells Fargo Bank, referred to under "Management Discussion and Analysis of Financial condition and Operating Results".

18. Guarantee of the Company in favour of TST, Inc., referred to under ""Management Discussion and Analysis of Financial condition and Operating Results".

19. Employment Agreement between Pacific Baja Light Metals, the Company and Michael Joyce dated the 5th day of September, 1996, referred to under "Interest of Management and Others in Material Transactions".

20. Consulting Agreement between Pacific Baja Light Metals, the Company and Lykar Specialties, Inc. dated the 5th day of September, 1996, referred to under "Interest of Management and Others in Material Transactions".

21. Agreement dated April 4, 1997 between the Company and Burson-Marstellar, referred to under "Business and Property".

22. Agreement in Principle between Turbodyne Systems, Inc. and Kuhnle, Kopp & Kausch AG dated for reference as of the 11th day of April, 1997.

Copies of these agreements, or the relevant provisions thereof, will be available for inspection at the head office of the Company or at the office of O'Neill & Company, 12th Floor, 1190 Hornby Street, Vancouver, British Columbia, during normal business hours during the course of distribution and for a period of 30 days thereafter.


                               LEGAL MATTERS

The Company is a party to an action commenced in the Supreme Court of British Columbia on October 2, 1996 by Brad Holt seeking specific performance and/or damages for breach of an alleged agreement by the Company to grant to Brad Holt options to purchase an aggregate of 650,000 common shares of the Company at prices varying from $3.50 per share to $7.50 per share. The Company has filed a defence denying the existence of the agreement and, in the alternative, alleging that the agreement was replaced by a subsequent agreement granting Brad Holt options on only 100,000 shares of the Company. The Company's management are of the view that the claim is without merit.

With the exception of the action commenced by Brad Holt, the Company and its subsidiaries are not a party with respect to any material legal proceedings, no legal proceedings by the Company are contemplated and the Company yhis not aware of any possible material legal proceedings by other parties against the Company.

Certain legal matters in connection with the Series A Special Warrant Offering will be passed upon for the Company by O'Neill & Company.


                               OTHER MATTERS

The Company has entered into a private placement engagement agreement dated June 17, 1997 with GEM Advisors, Inc. ("GEMA") a member of the Global Emerging Markets Group ("GEM") for the placement of convertible preferred shares and warrants with GEM or accredited investors introduced by GEMA.

The Company proposes to issue Class A Preference Shares pursuant to the private placement agreement which will be issued at a price equal to par and will be convertible into common shares at any time during the period commencing four months from closing and ending three years from closing at the lesser of:

1. A fixed price equal to 110% of the bid price of the common shares at the time of closing, or

2. A floating price varying from 80% to 90% (depending on time outstanding) of the 10-day average closing bid price of the Company's common shares at the time of conversion.

The preference shares will be deemed to be converted three years from closing.

In conjunction with the issuance of the preference shares, warrants will be issued entitling the holders to purchase for a period of three years, at the fixed price described above, common shares having a value of 33 1/3% of the amount of the funding. The convertible preference shares will have a dividend rate of 7% per annum payable in cash or common shares (at the Company's option) at the time of conversion.

The Company has the option to redeem the preference shares and warrants in consideration for:

     i. a cash payment equal to the value of the common shares issuable upon conversion based on the lesser of 110% of the bid price of the Company's shares at the date of closing or 80% of the 10 day average closing bid price at the time of conversion; and

     ii. a warrant at 110% of the bid price of the Company's shares at the date of closing to purchase a number of common shares equal in value, based on 110% of the bid price of the Company's shares at the date of closing, to the preference shares and warrants redeemed, with a term expiring concurrently with that of the original preference shares.

Funding is expected to take place in two tranches, with the first tranche of US $2,500,000 expected to close no later than July 15, 1997 and the second tranche of US $2,500,000 to close at a date to be mutually agreed approximately 120 days after the first closing. The proceeds will be used by the Company for working capital. The Company will pay a fee equal to 3% of the gross proceeds raised to GEM which will be paid from the gross proceeds raised.

As a condition of funding, the Company will be required to delist it shares from the Vancouver Stock Exchange. The shares will continue to trade on the NASDAQ Small Cap Market. The Company is also required to file a registration statement with the United States Securities and Exchange Commission for the common shares underlying the preference shares and warrants and to use commercially reasonable efforts to cause the registration statement to be effective on or before October 27, 1997.

The financing is subject to completion of satisfactory due diligence investigations by GEM and the execution of formal legal documents by the Company and the investors. There is no assurance the financing will be completed.


           AUDITORS, REGISTRAR, TRANSFER AGENT AND WARRANT AGENT

Morgan & Company, Chartered Accountants, of 1730 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, are the auditors of the Company.

Montreal Trust Company of Canada is the registrar and transfer agent for the common shares at its principal transfer office in Vancouver, British Columbia. Montreal Trust Company of Canada is also the Warrant Agent and registrar for the Series A Special Warrants and the Series A Ordinary Warrants at its principal transfer office in Vancouver, British Columbia.

               STATUTORY RIGHTS OF RESCISSION AND WITHDRAWAL

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or damages where the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit
prescribed by the securities legislation of the purchaser's province.   The
purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

                CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

In the event that a holder of a Series A Special Warrant, who acquires Series A Common Shares and Series A Ordinary Warrants upon the exercise of the Series A Special Warrants as provided for in this prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of the Series A Special Warrants but also of the private placement pursuant to which the Series A Special Warrants were initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Company on the acquisition of the Series A Special Warrants. In the event such holder is a permitted assignee of the interest of the original Series A Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The foregoing is in addition to any other right or remedy available to a holder of Series A Special Warrants under section 114 of the SECURITIES ACT (British Columbia), section 130 of the SECURITIES ACT (Ontario), section 141 of the SECURITIES ACT (Manitoba), comparable provisions of other applicable securities legislation, or otherwise at law.

         TURBODYNE TECHNOLOGIES INC.


      CONSOLIDATED FINANCIAL STATEMENTS


         DECEMBER 31, 1996 AND 1995
                  (Revised)

     [LETTERHEAD OF MORGAN & COMPANY]





             AUDITORS' REPORT

To the Shareholders of
Turbodyne Technologies Inc.


We have audited the revised consolidated balance sheets of Turbodyne Technologies Inc. as at December 31, 1996 and 1995 and the revised consolidated statements of operations and deficit and cash flows for the periods ended December 31, 1996, 1995, 1994 and 1993. These revised consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these revised consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall revised financial statement presentation.

In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and the changes in its cash flows for the periods ended December 31, 1996, 1995, 1994 and 1993 in accordance with generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

In our report dated February 14, 1997, except for the last paragraph of
Note 5(A) which is as of March 12, 1997, we reported that in our opinion the consolidated financial statements presented fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and the changes in its cash flows for the years then ended in accordance with generally accepted accounting principles. Subsequent to March 12, 1997, the Company has revised these consolidated financial statements as explained in Note 13. Therefore, our report dated February 14, 1997, except for the last paragraph of Note 5(A) which is as of March 12, 1997, has been withdrawn.


Vancouver, B.C.                         Chartered Accountants

  February 14, 1997, except for the last
  paragraph of Note 5(A) which is as of March 12, 1997,
  Note 2, Note 13 and Note 14(a) which are as of
  May 14, 1997 and Notes 14(b), 14(c), 14(d),
  and 14(e), which are as of June 17, 1997.

        TURBODYNE TECHNOLOGIES INC.

        CONSOLIDATED BALANCE SHEETS
         (In thousands of dollars)




                                             December 31,        December 31,
                                                1996                1995
                                             -----------        ------------
                                             (revised)
                          ASSETS
CURRENT
  Cash                                          $  4,304               $  309
  Accounts receivable                              8,161                   51
  Advances receivable                                113                  113
  Inventories (Note 3)                             4,730                  -
  Prepaid expenses and deposits                    1,166                   93
  Deferred tax asset                                 341                  -
                                               ---------             --------
                                                  18,815                  566
CAPITAL ASSETS (Note 4)                           15,703                  638
PRODUCT DEVELOPMENT COSTS                          8,705                3,771
GOODWILL (Note 2)                                 21,234                  -
OTHER                                                 38                  227
                                               ---------             --------

                                                $ 64,495               $5,202
                                               =========             ========



                        LIABILITIES

CURRENT
  Accounts payable and accrued liabilities      $  6,169               $  251
  Notes payable (Note 5)                           1,286                  223
  Current portion of long term debt                1,396                    9
                                               ---------             --------
                                                   8,851                  483
LONG TERM DEBT (Note 6)                            7,211                   20
DEFERRED INCOME TAX                                1,455                  -
SHARE SUBSCRIPTIONS RECEIVED                         -                    463
                                               ---------             --------

                                                  17,517                  966
                                               ---------             --------


                     SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                            30,438                7,139
SPECIAL WARRANTS (Note 8)                         21,928                  -
DEFICIT                                           (5,461)              (2,903)
CUMULATIVE TRANSLATION ADJUSTMENT                     73                  -
                                               ---------             --------

                                                  46,978                4,236
                                               ---------             --------

                                                $ 64,495               $5,202
                                               =========             ========


Approved by the Board of Directors:

         /S/                                          /S/
-----------------------------               --------------------------
       Leon E. Nowek                            Eugene A. Hodgson

                           TURBODYNE TECHNOLOGIES INC.

             CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
           (In thousands of dollars, except per share information)



                                                                                 Period from
                                                                                    Date of
                                                                                 Incorporation
                                    Year ended       Year ended     Year ended    April 3, 1993
                                   December 31,     December 31,  December 31,   to December 31,
                                      1996             1995           1994           1993
                                  ------------     ------------  ------------   -------------
                                   (revised)
NET SALES                             $ 19,007          $   -          $  -             $  -

COST OF GOODS SOLD                      16,498              -             -                -
                                  ------------     ------------   -----------   -------------

GROSS PROFIT                             2,509              -             -                -

OPERATING EXPENSE                        5,061            1,528           936             112
                                  ------------     ------------   -----------   -------------

OPERATING LOSS                         (2,552)          (1,528)         (936)           (112)
                                  ------------     ------------   -----------   -------------

NON OPERATING ITEMS
  Interest income                          373              -             -                -
  Interest expense                       (491)              -             -                -
  Other                                     56              -             -                -
  Amortization of
    goodwill                             (545)              -             -                -
                                  ------------     ------------   -----------   -------------
                                         (607)              -             -                -
                                  ------------     ------------   -----------   -------------

LOSS BEFORE PROVISION
  FOR INCOME TAXES                     (3,159)          (1,528)         (936)           (112)

INCOME TAXES RECOVERED                     601              -             -                -
                                  ------------     ------------   -----------   -------------

NET LOSS FOR THE PERIOD                (2,558)          (1,528)         (936)           (112)

DEFICIT, BEGINNING OF
  PERIOD                               (2,903)          (1,375)         (112)             -
                                  ------------     ------------   -----------   -------------
                                       (5,461)          (2,903)       (1,048)           (112)
NET ASSET DEFICIENCY OF
  LEGAL PARENT AT DATE
  OF REVERSE TAKE-OVER
  TRANSACTION                             -                -            (327)             -
                                  ------------     ------------   -----------   -------------

DEFICIT, END OF PERIOD                $(5,461)         $(2,903)      $(1,375)          $(112)
                                  ------------     ------------   -----------   -------------

LOSS PER SHARE                         $(0.12)          $(0.11)       $(0.10)         $(0.02)
                                  ------------     ------------   -----------   -------------


                          TURBODYNE TECHNOLOGIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (In thousands of dollars, except per share information)

                                                                               Period from
                                                                                  Date of
                                                                               Incorporation
                                     Year ended    Year ended    Year ended    April 3, 1993
                                     December 31,  December 31,  December 31,   to December 31,
                                        1996          1995          1994            1993
                                     -----------   -----------  ------------   --------------
                                     (revised)

OPERATING ACTIVITIES
  Loss for the period                 $ (2,558)      $(1,528)     $  (936)     $  (112)
  Add non cash items
     Amortization of
       goodwill                            545           -            -            -
     Depreciation                        1,046             6            1          -
                                      --------      --------      --------     -------
                                          (967)       (1,522)        (935)        (112)
  Change in non cash
    working capital items                   (4)         (338)          47          335
                                      --------      --------      -------      -------
                                          (971)       (1,860)        (888)         223
                                      --------      --------      -------      -------
FINANCING ACTIVITIES
  Proceeds from debt
    obligations                          4,279           253          120          -
  Repayment of debt
    obligations                         (2,098)          (46)         (75)         -
  Net borrowings under
    line of credit
    arrangements                          (275)          -            -            -
  Issue of common shares                22,836         4,323        1,669        1,147
  Issue of special
    warrants                            21,928           -            -            -
  Shares subscriptions
    received                               -             462          -            -
                                      --------      --------      -------      -------
                                        46,670         4,992        1,714        1,147
                                      --------      --------      -------      -------
INVESTING ACTIVITIES
  Acquisition of
    subsidiary operations              (32,370)          -            -            -
  Net asset deficiency of
    legal parent at date
    of reverse take-over
    transaction                            -             -           (327)         -
  Capital assets (net of
    depreciation
    allocated to product
    development costs)                  (4,475)         (579)          (4)         (45)
  Product development
    costs                               (4,821)       (2,017)        (494)      (1,326)
  Other                                    (38)         (227)         -
                                      --------      --------      -------      -------
                                       (41,704)       (2,823)        (825)      (1,371)
                                      --------      --------      -------      -------
NET INCREASE IN CASH                     3,995           309            1           (1)
CASH, BEGINNING OF PERIOD                  309           -             (1)         -
                                      --------      --------      -------      -------

CASH, END OF PERIOD                   $  4,304       $   309      $   -        $    (1)
                                      --------      --------      -------      -------


                          TURBODYNE TECHNOLOGIES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         DECEMBER 31, 1996 AND 1995
                         (in thousands of dollars)
                                (revised)


NATURE OF OPERATIONS

The Company was incorporated under the Company Act of the Province of British Columbia, Canada, and was continued under the Canada Business Corporations Act on December 3, 1996. The Company is engaged in the following business operations through its U.S. subsidiaries:

i) the manufacture of aluminum cast automotive products, including engine components and specialty wheels; and

ii) the development of products to enhance performance and reduce emissions of internal combustion engines.


1.      SIGNIFICANT ACCOUNTING POLICIES

        The Company follows accounting principles generally accepted in Canada when preparing its consolidated financial statements.

        a)    Consolidation

          These financial statements include the accounts of the Company and its wholly owned U.S. subsidiaries, Turbodyne Systems, Inc. and Pacific Baja Light Metals Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

        b)    Cash and Cash Equivalents

          For the purpose of reporting cash flows, the Company considers all time deposits, certificates of deposit and highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

        c)    Inventories

          Inventories are stated at the lower of cost or market. For the materials portion of inventories, the cost is determined using the LIFO (last-in, first-out) method. For the other components of inventories (labour and overhead) the cost is determined using the FIFO (first-in, first-out) method.

                    TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     DECEMBER 31, 1996 AND 1995
                    (in thousands of dollars)
                           (revised)

1.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

        d)    Depreciation

          Property, plant and equipment is recorded at its historical cost and is being depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the lesser of their useful lives or the life of the lease. The following is a summary of depreciable life by asset type:

                Building    30 years
                Furniture and fixtures     5 - 10 years
                Machinery and equipment    7 - 15 years
                Transportation equipment   5 years
                Leasehold improvements     8 - 10 years

         e)  Product Development Costs

          The Company is deferring all engineering, design consulting and other costs directly related to the ongoing development and commercialization of its Turbodyne System to be amortized against related revenues when production commences.

         f)    Goodwill

          Goodwill, representing the excess of acquisition costs of shares over the assigned value of net assets acquired, is being amortized on a straight line basis over 20 years. On an annual basis, using estimated future net cash flows as a measure of recoverability, the Company evaluates whether there is a permanent impairment in the value of the unamortized portion of goodwill. Any impairment in the value of goodwill is written off against earnings.

         g)    Leases

          Leases are classified as capital or operating leases. Leases which transfer substantially all of the benefits and risks incident to ownership of property are accounted for as capital leases. Assets acquired under capital leases are amortized on a straight-line method over five years. All other leases are accounted for as operating leases and the related lease payments are charged to expense as incurred.

         h)    Fair Value of Financial Instruments

          The respective carrying value of certain on-balance-sheet financial instruments, approximate their fair values. These financial instruments include cash, accounts receivable, advances receivable, accounts payable and accrued liabilities, bank credit lines and other conventional debt financing.

                   TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995
                    (in thousands of dollars)
                            (revised)



1.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

        i)    Non-Monetary Transactions

          Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

        j)    Foreign Currency Translation

          The financial statements of Pacific Baja Light Metals Corp., a self-sustaining foreign subsidiary, are translated using the current method whereby the balance sheet is translated at year end exchange rates and revenues and expenses at the average exchange rate for the period. Adjustments arising from the translation of the subsidiary's financial statements are included as a separate component of shareholders' equity.

          The financial statements of Turbodyne Systems, Inc., a fully integrated foreign subsidiary, are translated using the temporal method whereby monetary assets and liabilities are translated at year end rates, non-monetary items at historical rates and expenses at the average rate for the year. Gains or losses from exchange translations are included in the results of operations.

2.      BUSINESS ACQUISITION

          Effective July 2, 1996, the Company acquired all the issued and outstanding shares of Pacific Baja Light Metals Corp. ("Pacific Baja"). This acquisition has been accounted for using the purchase method with the results of operations of Pacific Baja Light Metals Corp. for the period subsequent to July 2, 1996 being included in these consolidated financial statements. Pacific Baja is a manufacturer and distributor of after-market automotive wheels, compressor housings and manifolds, to wholesale distributors and original equipment manufacturers in the United Sates and abroad.

                   TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995
                    (in thousands of dollars)
                            (revised)

2.      BUSINESS ACQUISITION (Continued)

        Details of this acquisition are as follows:

        Fair value of net assets acquired:

          Net working capital        $  2,098
          Capital assets               11,749
          Long term debt              (1,635)
          Deferred income taxes       (1,394)
                                      -------
          Net tangible assets          10,818
          Goodwill                     20,887
                                      -------
          Cost of the acquisition    $ 31,705
                                     ========

    Consideration:

    Cash resources                   $ 16,320

    Common shares issued (3,076,923 common
      shares with a deemed fair market
      value of $5.00 per share)        15,385
                                      -------

                                     $ 31,705
                                     ========

3.  INVENTORIES
                                              1996          1995
                                           -------       -------
    Finished goods                         $ 1,794       $   -
    Work in progress                           893           -
    Raw materials                            2,043           -
                                           -------       -------

                                           $ 4,730       $   -
                                           =======       =======

4.  CAPITAL ASSETS
                                              1996          1995
                                           -------       -------

    Land                                    $   95       $    -
    Buildings                                   25            -
    Furniture and fixtures                     343           149
    Machinery and equipment                 12,542           241
    Transportation equipment                   618            91
    Leasehold improvements                   2,642           116
                                           -------       -------

                                            16,265           597
    Less accumulated depreciation           (1,280)         ( 73)
                                           -------       -------

                                            14,985           524
    Machinery under construction               469            -
    Patents and trademarks                     249           114
                                           -------       -------


                                          $ 15,703         $ 638
                                          ========       =======

                   TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995
                    (in thousands of dollars)
                            (revised)

4.      CAPITAL ASSETS (Continued)

        The Company was committed to purchase manufacturing machinery at December 31, 1996 of $195.

        Of the property, plant and equipment listed above, the assets located at the production facility in Ensenada, Mexico have a net book value of approximately $5,108 (1995 - $4,678).

5.      NOTES PAYABLE


                                          1996           1995
                                       -------         ------
  (A)    Lines of credit               $ 6,080          $  -
           Less amounts reclassified
             as long-term debt           4,794             -
                                       -------          -----
                                         1,286             -
                                       -------          -----

  (B)    Promissory note                   -               11

  (C)    Short term interest free loan     -              212
                                       -------          -----

                                       $ 1,286          $ 223
                                       =======        =======


  (A) The Company's subsidiary, Pacific Baja, has an $8,000 U.S. line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at LIBOR (5.55% at December 31, 1996) plus 2% or prime (8.25% at December 31, 1996). The note is due November 1998 and is annually reviewed for a continuing two year commitment. Advances are limited to 30% of eligible inventory (up to a maximum of $2,500) and 80% of eligible accounts receivable and contains a seasonal over advance up to $500 from April through July each year.

          Management has classified the portion of the lines of credit that are not expected to be repaid during 1997 as long-term.

          At December 31, 1996, the Company was in violation of certain liquidity ratios and net worth covenants. Subsequent to December 31, 1996, the bank waived these violations through June 30, 1997, and the bank has agreed to amend the covenants so that the Company is anticipated to be in compliance with all covenants through at least January 1, 1998.

  (B) Promissory note, repayable at $517 per month, including interest at 10% per annum.

  (C) Short term interest free loan, secured by the personal guarantee of two of the Company's directors. As additional consideration for the loan, the Company issued 233,333 shares at a deemed value of $0.36 per share and agreed to pay a royalty of $5 U.S. on each Turbodyne unit sold to a maximum of $1 million U.S. A finder's fee of 116,667 common shares at a deemed value of $0.36 per share was issued in connection with the loan.

                   TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995
                    (in thousands of dollars)
                            (revised)


6.      LONG TERM DEBT
                                                        1996        1995
                                                    --------     -------

        Notes payable to a bank, interest at
          prime rate (8.25% at December 31,
          1996) plus 1% with monthly instalments
          of $49, including interest,
          secured by equipment, maturing
          September 1997.                            $ 1,372       $  -
        Notes payable, interest ranging from
          7% to 15%, with monthly instalments
          of $106, including interest,
          secured by equipment, maturing at
          various dates through 1999.                  2,252          -
        Long-term portion of lines of credit           4,794
        Other                                             22          29

        Capital lease obligations                        167          -
                                                    --------     -------
                                                       8,607          29
        Less:  current portion                         1,396           9
                                                    --------     -------

                                                     $ 7,211        $ 20
                                                    ========     =======

 Aggregate maturities of long-term debt for the years ending December 31, are as follows:

                             1997                     $ 1,510
                             1998                     $ 5,898
                             1999                     $   863
                             2000                     $    85
                             2001                     $   251

 The Company leases various equipment under the terms of a capital lease. The following is a schedule of future minimum lease payments over the life of the lease:

                            1997                       $  54
                            1998                          59
                            1999                          45
                            2000                          32
                            2001                          15
                                                       -----
                                                         205
        Less amount representing interest
          ranging from 9.3% to 11.3%                      38
                                                       -----

        Balance of obligation                          $ 167
                                                       =====

                   TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995
          (in thousands of dollars, except share amounts)
                            (revised)

7.      SHARE CAPITAL

    a)    Authorized
          100,000,000 Common shares without par value
          100,000,000 Class A preference shares with a par value of $10
            (none issued)
          100,000,000 Class B preference shares with a par value of $50
            (none issued)

    b)   Issued and Outstanding Common Shares


                                           1996                   1995
                                  ---------------------    ---------------------
                                  Number of                 Number of
                                    Shares       Amount      Shares     Amount
                                  ------------   ------     ----------  --------


       Balance, beginning of
       the year                     16,542,121   $ 7,139    10,663,052   $2,816

     Issued for cash
         Private placements
         (net of share issue
         costs and finder's
         fees of $164,060
         (1995 - $400,318)             469,497     2,252     3,367,213    2,680
         Exercise of
           warrants                  2,840,557     3,464       666,423      481
         Exercise of
           incentive stock
           options                     651,000     2,198     1,168,500      869
     Issued on acquisition
       of subsidiary
       (Note 2)                      3,076,923    15,385          -          -

     Issued for loan bonus               -           -         258,333       94

     Issued for debt
       settlement                        -           -         301,933      157

     Issued for finder's
       fees                              -           -         116,667       42

     Balance, end of the
       year                         23,580,098  $ 30,438    16,542,121   $7,139
                                    ==========  ========    ==========  =======

    c) Of the Company's issued and outstanding shares 4,150,000 are held in escrow to be released in accordance with a formula based on cumulative cash flow of the Company.

                   TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995
          (in thousands of dollars, except share amounts)
                            (revised)


7.      SHARE CAPITAL (Continued)

    d) As at December 31, 1996, the Company had outstanding share purchase warrants entitling the holders to acquire 339,730 common shares at exercise prices of $4.35 to $9.50 per share.

    e) As at December 31, 1996, the Company had outstanding directors and employees incentive stock options to acquire 2,300,500 common shares at exercise prices of $1.65 to $9.00 per share.


8.      SPECIAL WARRANTS

        On July 2, 1996 the Company completed a private placement of 3,750,000 Series "A" special warrants at a price of $5.00 per special warrant for net proceeds of $17,976,595 after deducting costs of the issue. Commission paid to the brokers was 10% of the gross proceeds and the brokers elected to receive the commission in special warrants (375,000 Series "A" Special Warrants issued).
        Each Series "A" special warrant can be exercised into one unit of the Company for no additional consideration. Each unit consists of one common share and one non transferable share purchase warrant. The share purchase warrant will entitle the holder to purchase one common share at $5.50 per share until July 2, 1997.

        On December 7, 1996 the Company completed a brokered private placement of 500,000 Series "C" special warrants at a price of $9.00 per special warrant for net proceeds of $3,951,196 after deducting costs of the issue. Each "C" special warrant can be exercised into one unit of the Company for no additional consideration. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole Series "C" share purchase warrant will entitle the holder to purchase one common share at $9.50 per share for a period of one year. Commissions paid to the broker was 10% of the gross proceeds and the broker elected to receive the commission in cash.

        The Company has undertaken to use its best efforts to file and obtain a receipt for a prospectus qualifying the distribution of the Series "A" and "C" units on the exercise of the Series "A" and "C" special warrants, within 90 days following the closing date of the Series "C" special warrants. In the event that the prospectus is not receipted in the 90 day period, then the Series "C" units will consist of one common share and one share purchase warrant.

                   TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995
                    (in thousands of dollars)
                            (revised)

9.      INCOME TAXES

        At December 31, 1996, the Company has approximately $11,750 in net operating loss carryforwards available to offset future taxable income. These carryforwards, if unused, will expire from 2001 to 2010. The potential income tax benefits related to these items have not been reflected in the accounts.


10.     COMMITMENTS

        a)    Consulting Commitments

          The Company has entered into consulting commitments for assistance in management development, international marketing, licensing and financing, technical and educational services.

          The commitment under these contracts for the next five years is as follows:

                        1997   $ 429
                        1998   $ 199
                        1999   $ 180
                        2000   $ 180
                        2001   $ 180

          Certain of the consulting agreements are payable for a total of $16 U.S. per month and continue indefinitely until either party terminates the agreement in writing with advance notice ranging from two to three months.

        b)    Lease Commitments

          The Company's subsidiaries lease certain factory and office premises in California, U.S.A. and Ensenada, Mexico until September, 2006. The annual rents of the premises consist of a minimum rent plus realty taxes and utilities. Minimum rents payable for the premises for the next five years is as follows:

                        1997   $ 646
                        1998   $ 717
                        1999   $ 736
                        2000   $ 750
                        2001   $ 457

          The Company's head office and Turbodyne development factory premises are rented on a month to month basis.

                   TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995
                    (in thousands of dollars)
                            (revised)


11.     RELATED PARTY TRANSACTIONS

        a)    The Company made payments to related parties as follows:

                                      1996          1995
                                      -----         -----
     Project management fees          $  82         $ 80
     Consulting fees                  $  86         $ -
     Management fees                  $  30         $ 30
     Rent and administrative services $ 176         $ 30

        b)      The following amounts are due from (to) related parties:

                                      1996          1995
                                      -----         -----
      Advances receivable from a
       director, interest free and
       payable on demand              $ 113         $ 113
                                      =====         =====


12.     SEGMENTED INFORMATION

        The Company manufactures and distributes, on credit terms determined for each customer, after-market automotive wheels, compressor housings, and manifolds to wholesale distributors and original equipment manufacturers and castings prepared to customer specifications on a contract basis. Operations are considered to be in one geographical area - North America.


                                                 Year ended    Year ended
                                                 December 31,  December 31,
                                                    1996          1995
                                                 -----------   -----------
       NET SALES
         After-market automotive wheels            $  9,799       $   -
         Compressor housings and manifolds            9,208           -
                                                  ---------      --------
                                                   $ 19,007       $   -
                                                  =========      ========
       GROSS PROFIT
         After-market automotive wheels            $  1,309       $   -
         Compressor housings and manifolds            1,200           -
                                                  ---------      --------
                                                   $  2,509       $   -
                                                  =========      ========
       GENERAL OPERATING COSTS
         Manufacture of aluminum cast
           automotive products                        2,666           -
         Development of Turbodyne products            3,002         1,528
                                                  ---------      --------
                                                   $  5,668       $ 1,528
                                                  =========      ========
       LOSS BEFORE PROVISION FOR INCOME TAXES        (3,159)       (1,528)
       INCOME TAXES RECOVERED                           601           -
                                                  ---------      --------
       NET LOSS                                    $ (2,558)    $  (1,528)
                                                  =========     =========


                        TURBODYNE TECHNOLOGIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995
                        (in thousands of dollars)
                                 (revised)


12.     SEGMENTED INFORMATION (Continued)

                                                Year ended     Year ended
                                                December 31,   December 31,
                                                   1996           1995
                                                -----------   -----------
        DEPRECIATION
        After-market automotive wheels            $    348     $   -
        Compressor housings and manifolds              630         -
        Turbodyne products                              68            6
                                                  --------     --------
                                                  $  1,046     $      6
                                                  ========     ========
      IDENTIFIABLE ASSETS
        After-market automotive wheels            $ 21,996     $   -
        Compressor housings and manifolds           26,779         -
        Turbodyne products                          15,720        5,202
                                                  --------     --------
                                                  $ 64,495     $  5,202
                                                  ========     ========


13.     REVISION TO FINANCIAL STATEMENTS

        The Company has revised the accounting for the acquisition of Pacific Baja Light Metals Holding Inc. ("Pacific Baja") by increasing the value assigned to the common share component of the consideration paid by the Company in connection with this acquisition. This revision, which is in accordance with generally accepted accounting principles, reflects the fair market value of the shares issued as consideration for the Company's acquisition of Pacific Baja. The Company had previously accounted for the acquisition using a purchase price of $20,400 based on the fair market value of the net assets of Pacific Baja resulting in the assignment of $4,080 to the common share component of the consideration paid by the Company. The effect of using the fair market value of the Company's common shares issued results in the assignment of $15,385 to the common share component of the consideration paid by the Company. This revision results in an increase in goodwill and share capital in the amount of $11,305 and an increase in amortization of goodwill and net loss for the year, and deficit of $262.


14.     SUBSEQUENT EVENTS

        Subsequent to December 31, 1996:

        a) The Company has withdrawn its originally issued December 31, 1996 consolidated financial statements and has issued revised December 31, 1996 consolidated financial statements as detailed in Note 13.

                   TURBODYNE TECHNOLOGIES INC.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1996 AND 1995
                    (in thousands of dollars)
                            (revised)

14.     SUBSEQUENT EVENTS (Continued)

        b) The Company has issued 297,014 common shares for cash consideration of $1,801,680 as a result of the exercise of share purchase warrants.

        c) The Company has issued 520,000 common shares for cash consideration of $2,164,395 as a result of the exercise of incentive stock options.

        d) The Company has granted the following incentive stock options:


                Number of Shares    Exercise Price      Expiry Date
                ----------------    --------------      -----------
                  480,000                $ 9.85         January 6, 1999
                1,511,500                $10.15         March 3, 1999

        e) The Company has entered into a private placement engagement agreement, subject to the agent's due diligence and the preparation of acceptable documentation, which proposes the issue of up to U.S. $5,000,000 of convertible preferred shares in two tranches, with the first tranche of U.S. $2,500,000 expected to close by July 15, 1997, and the second tranche of U.S. $2,500,000 to close within 120 days of the first closing. The convertible preferred shares will have a dividend rate of 7% per annum payable in cash or common shares (at the Company's option) at the time of conversion. The convertible preferred shares are convertible into common shares at any time during the period commencing four months from closing and ending three years from closing at the lessor of, a fixed price equal to 110% of the market price of the common shares at the time of closing, or a floating price varying from 80% to 90% (depending on time outstanding) of the 10 day average price of the Company's common shares at the time of conversion.
               In conjunction with the issue of the preferred shares, the Company will issue warrants entitling the holders to purchase, for a period of three years, at the fixed price described above, common shares having a value of 33 1/3% of the convertible preferred shares issued.

                          TURBODYNE TECHNOLOGIES INC.
                          ---------------------------

                       CONSOLIDATED FINANCIAL STATEMENTS
                       ---------------------------------

                                MARCH 31, 1997
                                --------------
                     (Unaudited - Prepared by Management)

                          TURBODYNE TECHNOLOGIES INC.
                          ---------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                           (In thousands of dollars)
                                  (unaudited)



                                                 MARCH 31,      MARCH 31,
                                                   1997           1996
                                                 ---------      ---------

                                    ASSETS
CURRENT
    Cash                                         $   2,040      $  2,212
    Accounts Receivable                             10,057            62
    Advances Receivable                                184            71
    Inventories                                      7,983             -
    Prepaid expenses and deposits                    2,053           144
                                                 ---------      ---------
                                                    22,317         2,489
PROPERTY, PLANT AND EQUIPMENT                       17,526           763
PRODUCT DEVELOPMENT COSTS                           10,415         4,618
GOODWILL                                            20,871             -
OTHER                                                  356           393
                                                 ---------      ---------
                                                 $  71,485      $  8,263
                                                 =========      =========

                                  LIABILITIES
CURRENT
     Accounts payable and accrued
     Liabilities                                $   9,504       $    295
     Notes payable                                    624              9
     Current portion of long term debt              1,290             28
                                                 ---------      ---------
                                                   11,418            332
LONG TERM DEBT                                     10,091            100
SHARE SUBSCRIPTIONS RECEIVED                             -           303
DEFERRED INCOME TAX                                 1,095              -
                                                 ---------      ---------
                                                   22,604            735
                                                 =========      =========

                             SHAREHOLDERS' EQUITY

SHARE CAPITAL                                      33,362         10,973
SPECIAL WARRANTS                                   21,928              -
DEFICIT                                            (6,591)        (3,445)
CUMULATIVE TRANSLATION ADJUSTMENT                     182              -
                                                 ---------      ---------
                                                   48,881          7,528
                                                 ---------      ---------
                                                 $ 71,485       $  8,263
                                                 =========      =========



                          TURBODYNE TECHNOLOGIES INC.
                          ---------------------------
               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               -------------------------------------------------
            (In thousands of dollars, except per share information)
                                  (unaudited)


                                              Three Months   Three Months
                                                  Ended          Ended
                                                March 31,      March 31,
                                                   1997           1996
                                              ------------   ------------
NET SALES                                       $  12,359      $       -
COST OF GOODS SOLD                                  9,288              -
                                                ----------     ----------
GROSS PROFIT                                        3,071              -
                                                ----------     ----------
OPERATING EXPENSES
     Advertising                                      160             10
     Bad debts                                         29              -
     Bank charges and exchange, net                   (25)            (5)
     Consulting fees                                  357             45
     Customs                                           36              -
     Depreciation                                      91              4
     Filing and transfer fees                          14             21
     Fiscal agency fees                                68             41
     Insurance                                        128              -
     Investor relations                               115             26
     Management fees                                    -              8
     Occupancy                                         82              8
     Office administration and sundry                 314             83
     Printing                                          41              2
     Professional fees                                590            109
     Salaries and benefits                            963             90
     Telephone                                         52             17
     Travel and business development                  349             83
                                                ----------     ----------
                                                    3,364            542
                                                ----------     ----------
OPERATING LOSS                                       (293)          (542)
                                                ----------     ----------
NON OPERATING ITEMS
     Interest Income                                   21              -
     Interest Expense                                (208)             -
     Amortization of goodwill                        (363)             -
                                                ----------     ----------
                                                     (550)             -
                                                ----------     ----------
LOSS BEFORE PROVISIONS FOR INCOME TAXES              (843)          (542)

PROVISION FOR INCOME TAX                              287              -
                                                ----------     ----------
NET LOSS FOR THE PERIOD                            (1,130)          (542)

DEFICIT, BEGINNING OF PERIOD                       (5,461)        (2,903)
                                                ----------     ----------
DEFICIT, END OF PERIOD                          $  (6,591)     $  (3,445)
                                                ==========     ==========

LOSS PER SHARE                                  $   (0.05)     $   (0.03)
                                                ==========     ==========


                          TURBODYNE TECHNOLOGIES INC.
                          ---------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
                           (In thousands of dollars)
                                  (unaudited)


                                              Three Months   Three Months
                                                  Ended          Ended
                                                March 31,      March 31,
                                                   1997           1996
                                              ------------   ------------
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
  Loss for the period                           $  (1,130)       $  (542)
  Add non cash items
     Amortization                                     363              -
     Depreciation                                     635              3
                                                 ---------       --------
                                                     (132)          (539)
  Change in non cash working
     capital items                                 (2,682)            23
                                                 ---------      ---------
                                                   (2,814)          (516)
                                                 ---------      ---------
FINANCING ACTIVITIES
  Proceeds from debt obligations                    1,187            102
  Repayment of debt obligations                      (385)          (216)
  Net borrowings under line of credit
     Arrangements                                   1,310              -
  Issue of common shares                            2,924          3,674
  Issue of special warrants                             -              -
                                                 ---------      ---------
                                                    5,036          3,560
                                                 ---------      ---------
INVESTING ACTIVITIES
  Capital assets (net of depreciation
     Allocated to project development
       Costs)                                      (2,410)          (243)
  Project development costs                        (1,758)          (732)
  Other                                              (318)          (166)
                                                 ---------      ---------
                                                   (4,486)        (1,141)
                                                 ---------      ---------
NET (DECREASE) INCREASE IN CASH                    (2,264)         1,903
CASH, BEGINNING OF PERIOD                           4,304            309
                                                 ---------      ---------
CASH, END OF PERIOD                              $  2,040       $  2,212
                                                 =========      =========



                          TURBODYNE TECHNOLOGIES INC.
                          ---------------------------
                  CONSOLIDATED SHARE CAPITAL INFORMATION NOTE
                  -------------------------------------------
            (In thousands of dollars, except per share information)
                                  (unaudited)

3.   SHARE CAPITAL

     (a)  Authorized:
             100,000,000 Common shares without par value
             100,000,000 Class A preference shares with a par value of $10
                  (none issued)
             100,000,000 Class B preference shares with a par value of $50
                  (none issued)


          Issued and Outstanding Common Shares:

                                      March 31,           December 31,
                                        1997                  1996
                            -----------------------   ---------------------
                            Number of                 Number of
                              Shares     Amount        Shares     Amount
                           ----------   -----------  ---------- -----------
Balance, beginning of
   the period              23,580,098   $30,438,092  16,542,121  $7,139,209

Issued for cash
   Private Placements
   (net of share issue
   costs and finder's
   fees of $ nil
   (1996 - $164,060))                -            -     469,497   2,252,467
   Exercise of Warrants        203,368    1,149,101   2,840,557   3,463,631
   Exercise of incentive
   stock options               266,100    1,121,943     651,000   2,198,170

Issued on acquisition of
subsidiary                           -            -   3,076,923  15,384,615

Allocated, not issued on
exercise of warrants            93,646      652,579           -           -
                            ----------  -----------  ---------- -----------
Balance, end of the
   Period                   24,143,212  $33,361,715  23,580,098 $30,438,092
                            ==========  ===========  ========== ===========


                        PACIFIC BAJA LIGHT METALS
                     HOLDING, INC. AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL REPORT

                            DECEMBER 31, 1995

CONTENTS

                                                             Page

INDEPENDENT AUDITOR'S REPORT ON THE
FINANCIAL STATEMENTS                                           1

----------------------------------------------------------------

FINANCIAL STATEMENTS

Consolidated balance sheets                                    2
Consolidated statements of income                              3
Consolidated statements of stockholders' equity                4
Consolidated statements of cash flows                          5
Notes to consolidated financial statements                  6-16

----------------------------------------------------------------


INDEPENDENT AUDITOR'S REPORT ON THE
  FINANCIAL STATEMENT SCHEDULE                                17

----------------------------------------------------------------

FINANCIAL STATEMENT SCHEDULE

Schedule II - Valuation and qualifying accounts
  - allowance for doubtful accounts                           18

----------------------------------------------------------------

[LETTERHEAD FOR McGLADREY & PULLEN, LLP]



INDEPENDENT AUDITOR'S REPORT ON THE
FINANCIAL STATEMENTS


To the Board of Directors
Pacific Baja Light Metals Holding, Inc.
Santa Fe Springs, California


We have audited the accompanying consolidated balance sheets of Pacific Baja Light Metals Holding, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Baja Light Metals Holding, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

As described in No. 14 to the consolidated financial statements, the Company changed its method of accounting for "free" rent and for recording the benefits realized for net operating loss carryforwards arising prior to the date of the quasi-reorganization.



         /S/
______________________

Anaheim, California
May 15, 1996

PACIFIC BAJA LIGHT METALS HOLDING, INC.
  AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 and 1994


   ASSETS                                                             1995                      1994
-----------------------------------------------------------------------------------------------------
Current Assets
   Cash                                             $              279,000        $            39,000
   Accounts receivable, less allowance
   for doubtful accounts of $97,000
   in 1995 and $30,000 in 1994
   (Notes 4 and 9)                                               4,358,000                  3,333,000
   Inventories (Notes 2 and 4)                                   3,080,000                  2,526,000
   Prepaid expenses                                                201,000                    464,000
   Deferred tax asset (Note 6)                                     193,000                    357,000
                                                   --------------------------------------------------
   Total current assets                                          8,111,000                  6,719,000

   Property, Plant and Equipment,
   net (Notes 3 and 4)                                           7,978,000                  5,466,000

   Other Assets                                                     29,000                     28,000
                                                   --------------------------------------------------

                                                    $           16,118,000        $        12,213,000
                                                         ==================            ===============

   LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------


   Current Liabilities
   Notes payable (Note 4)                           $            3,480,000        $         2,218,000
   Current maturities of
   long-term debt (Note 4)                                         762,000                    462,000
   Accounts payable                                              3,619,000                  2,942,000
   Accrued compensation                                            610,000                    565,000
   Accrued other                                                   659,000                    189,000

                                                   --------------------------------------------------
   Total current liabilities                                     9,130,000                  6,376,000
                                                   -------------------------------------------------
   Long-Term Debt, less current
   maturities (Note 4)                                           1,161,000                    922,000
                                                   --------------------------------------------------
   Deferred Tax Liability (Note 6)                               1,016,000                    919,000
                                                   --------------------------------------------------
   Commitments (Notes 5 and 7)

   Stockholders' Equity (Notes 6 and 7)
   Common stock, no par value;
   authorized 5,000,000 shares;
   issued and outstanding
   1,131,247 shares                                              2,386,000                  2,386,000
   Additional paid-in capital                                      492,000                    492,000
   Retained earnings, since
   January 1, 1992                                               1,933,000                  1,118,000
                                                   ---------------------------------------------------
                                                                 4,811,000                  3,996,000
                                                   ---------------------------------------------------
                                                    $           16,118,000        $        12,213,000
                                                   ===================================================

See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1995, 1994 and 1993

                                                        1995                1994                   1993
--------------------------------------------------------------------------------------------------------

 Net Sales (Note 9)                          $    28,986,000     $    19,392,000     $       13,871,000

 Cost of Goods Sold (Note 14)                     23,333,000          15,583,000             11,370,000
                                            -----------------------------------------------------------

 Gross profit                                      5,653,000           3,809,000              2,501,000

 Operating Expenses                                3,644,000           2,608,000              1,533,000
                                            -----------------------------------------------------------

 Operating income                                  2,009,000           1,201,000                968,000

 Nonoperating Income (Expense)
 Interest (expense) (Note 4)                       (519,000)           (355,000)              (293,000)
 Other                                                16,000              17,000
                                            -----------------------------------------------------------

 Income before income
 taxes (Note 2)                                    1,506,000             863,000                675,000

 Income Tax Expense (Notes 6 and 14)                 691,000             383,000                430,000
                                            -----------------------------------------------------------

 Net income                                  $       815,000     $       480,000     $          245,000
                                            ===========================================================


See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                                   Retained
                                                                                   Earnings
                                                                 Additional        Since
                                            Common                Paid-In          January 1,
                                            Stock                 Capital          1992                   Total

--------------------------------------------------------------------------------------------------------------------

  Balance, January 1, 1993            $      2,311,000            $  16,000        $   393,000         $   2,720,000

  Issuance of 7,500 shares of
  common stock with a stated
  value of $10 a share                          75,000                  -                  -                  75,000

  Net income,
  December 31, 1993                                -                    -              245,000               245,000

  Additional paid-in capital
  arising from "free" rent
  (Note 14)                                        -                180,000                -                 180,000
                                     --------------------------------------------------------------------------------


  Balance, December 31, 1993                 2,386,000              196,000            638,000              3,220,000

  Net income,
  December 31, 1994                                -                    -              480,000                480,000

  Utilization of net operating loss
  carryovers (Note 6)                              -                116,000                -                  116,000

  Additional paid-in capital
  arising from "free" rent
  (Note 14)                                        -                180,000                -                  180,000

                                     --------------------------------------------------------------------------------

  Balance, December 31, 1994                 2,386,000              492,000          1,118,000              3,996,000

  Net income                                       -                    -              815,000                815,000
                                     --------------------------------------------------------------------------------

  Balance, December 31, 1995          $      2,386,000            $ 492,000        $ 1,933,000         $    4,811,000
                                     ================================================================================


See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                                    1995                    1994                     1993
---------------------------------------------------------------------------------------------------------------------------

 Cash Flows from Operating Activities
 Net income
 Adjustments to reconcile net income to net        $             815,000      $          480,000      $           245,000
 cash provided by operating activities:
 Depreciation                                                    927,000                 662,000                  526,000
 Deferred income taxes                                           262,000                 367,000                  348,000
 Rent expense recorded for "free" rent                               -                   180,000                  180,000
 Change in assets and liabilities:
 (Increase) decrease in:
 Accounts receivables                                         (1,025,000)              (598,000)                (213,000)
 Inventories                                                    (554,000)              (471,000)                (441,000)
 Prepaid expenses                                                265,000               (282,000)                  (5,000)
 Increase in:
 Accounts payable                                                677,000                 313,000                  277,000
 Accrued expenses                                                515,000                 290,000                   26,000
 Other                                                            34,000                     -                     17,000
                                                  ------------------------------------------------------------------------
 Net cash provided by
 operating activities                                          1,916,000                 941,000                  960,000
                                                  ------------------------------------------------------------------------

 Cash Flows from Investing Activities
 Purchase of property, plant and equipment                   (3,493,000)             (1,632,000)              (1,342,000)
 Other                                                            16,000                (49,000)                   42,000
                                                  ------------------------------------------------------------------------

 Net cash (used in)
 investing activities                                        (3,477,000)             (1,681,000)              (1,300,000)
                                                  ------------------------------------------------------------------------

 Cash Flows from Financial Activities
 Net borrowings under line of credit agreements                1,262,000                 318,000                  650,000
 Proceeds from long-term borrowings                            1,475,000                 473,000                  236,000
 Proceeds from issuance of common stock                              -                       -                     75,000
 Principal payments on long-term borrowings                    (936,000)                (51,000)                (718,000)
                                                  ------------------------------------------------------------------------

 Net cash provided by
 financing activities                                          1,801,000                 740,000                  243,000
                                                  ------------------------------------------------------------------------

 Net increase (decrease)
 in cash                                                         240,000                     -                   (97,000)
 Cash
 Beginning                                                        39,000                  39,000                  136,000
                                                  ------------------------------------------------------------------------

 Ending                                            $             279,000      $           39,000      $            39,000
                                                  ========================================================================


 See Notes to Consolidated Financial Statements.


PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT POLICIES

NATURE OF BUSINESS:

The Company manufactures and distributes in the United States, on credit terms determined for each customer, goods in the following two segments:
1) after-market automotive wheels; 2) compressor housings and manifolds to wholesale distributors and original equipment manufacturers and castings prepared to customer specifications on a contract basis.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Company and two 100% owned subsidiaries (Optima Wheel, Inc. and Baja Pacific Light Metals, Inc.) and one 96% owned subsidiary (Baja Oriente S.A. de C.V.).
All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS:

For the purpose of reporting cash flows, the Company considers all time deposits, certificates of deposit and highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVENTORIES:

Inventories are stated at the lower of cost of market. For the materials portion of inventories, the cost is determined using the LIFO (last-in, first-out) method during 1995 and 1994. During 1993, the cost of the materials portion of the inventory was determined using the FIFO (first-in, first-out) method (see Note 2). For the other components of inventories (labor and overhead) the cost is determined using the FIFO (first-in, first-out) method.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 1.   NATURE OF BUSINESS AND SIGNIFICANT POLICIES (CONTINUED)

DEPRECIATION:

Property, plant and equipment is recorded at its historical cost and is being depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the lesser of its useful life or the life of the lease. The following is a summary of depreciable life by asset type:
---------------------------------------------------------------------------

     Building                                       30           years
     Furniture and fixtures                     5 - 10           years
     Machinery and equipment                    7 - 15           years
     Transportation equipment                        5           years
     Leasehold improvements                     8 - 20           years


INCOME TAXES:

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it if more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FOREIGN OPERATIONS:

Baja Oriente S.A. de C.V. operates in Ensenada, Mexico and its functional currency is the U.S. dollar. The foreign currency gain for 1995, 1994 and 1993 is approximately $7,000, $79,000, and $10,000, respectively, and is included in operating expenses. Subsequent to December 31, 1995, the exchange rate has changed from approximately 7.684 Mexican Pesos to $1.00 U.S. at December 31, 1995 to approximately 7.419 Mexican Pesos to $1.00 U.S. at May 15, 1996.

The net monetary liabilities denominated in Mexican Pesos as of December 31, 1995 is $322,000 (in U.S. dollars).

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS:

Financial Accounting Standards Board (FASB) Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about financial interments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value or other valuation market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments for which it is practicable to estimate that value:

NOTES PAYABLE: The fair value of the Company's notes payable is estimated based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements. For variable rate instruments, the fair market value approximates the carrying value. For fixed rates instruments, the market value approximates the carrying value based upon the maturity date of these instruments and their risk factors.

SENIORITY PREMIUMS AND SEVERANCE PAYMENTS:

Seniority premiums, to which employees located in Mexico are entitled upon retirement after fifteen years or more of service, in accordance with the Mexican Federal Labor Law, are recognized as expenses in the years in which services are rendered, based on Company estimates.

Any other payments to which employees may be entitled in the event of separation, disability or death are charged to operations in the year in which paid.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 2. INVENTORIES

                                                     1995                     1994
-------------------------------------------------------------------------------------
     Finished goods                   $         1,187,000             $     751,000
     Work-in-process                              484,000                   766,000
     Raw materials                              1,409,000                 1,009,000
                                      -------------------            ---------------
                                      $         3,080,000             $   2,526,000
                                           ===============             =============

During 1994, the method of determining the cost of the materials portion of inventories was changed from the first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method. The change was made because management believes the statement of income would more clearly report operations by matching current costs with current revenue.

The use of the LIFO method of determining the cost of the materials portion of inventories had the effect of decreasing reported inventories at December 31, 1995 and 1994 by $384,000 and $416,000 and increasing (decreasing) net income before income taxes for 1995 by $32,000 and 1994 by (416,000) as compared to what they would have been under the FIFO method.

NOTE 3.  PROPERTY, PLANT AND EQUIPMENT


                                                     1995                           1994
-------------------------------------------------------------------------------------------

    Land                                $          60,000                 $        60,000
    Buildings                                      60,000                          60,000
    Furniture and fixtures                        238,000                         136,000
    Machinery and equipment                     8,161,000                       6,144,000
    Transportation equipment                      266,000                         217,000
    Leasehold improvements                      2,535,000                       1,296,000
                                            -------------                  --------------
                                               11,320,000                       7,913,000
    Less accumulated depreciation               3,342,000                       2,447,000
                                           ---------------                 ---------------

                                        $       7,978,000                 $     5,466,000
                                             =============                  ==============

Of the property, plant and equipment listed above, the assets located at the production facility in Ensenada, Mexico, have a net book value of approximately $4,678,000 and $3,676,000 at December 31, 1995 and 1994,
respectively.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 4.   NOTES PAYABLE AND LONG-TERM DEBT



                                                  1995                   1994
-------------------------------------------------------------------------------------
    Notes payable:

    Line of credit (A)               $        2,040,000               $   1,721,000
    Line of credit (B)                        1,440,000                     497,000
                                          --------------             ---------------
                                     $        3,480,000               $   2,218,000
                                          ==============             ===============


(A) As of December 31, 1995, Optima Wheels, Inc. has a $3,000,000 line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at the bank's prime rate (8.5% at December 31, 1995) plus 1% and are limited to 30% of eligible inventory and 80% of eligible accounts receivable. The agreement expires in September 1996; is guaranteed by certain stockholders; and contains certain liquidity and net worth covenants.

(B) At December 31, 1995, Baja Pacific Light Metals Holding, Inc. has a $1,500,000 line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at the bank's prime rate (8.5% at December 31, 1995) plus 1% and are limited to 80% of eligible accounts receivable. The agreement expires in September 1996; is guaranteed by certain stockholders; and contains certain liquidity and net worth covenants. At December 31, 1995, Pacific Baja Light Metals Holding, Inc. was in violation of certain covenants.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 4.   NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)


                                                                                 1995                        1994
-------------------------------------------------------------------------------------------------------------------
   LONG-TERM DEBT:

   Notes payable, interest ranging from 8.6% to 14.4,
   with monthly installments of $22,403, including
   interest, secured by equipment, maturing at various
   dates through 2000.                                                 $       760,000             $      531,000

   Notes payable to a bank, interest at prime rate (8.5%
   at December 31, 1995) plus 1%, with monthly
   installments of $13,889, including interest, secured
   by equipment, maturing September 1997.                                      292,000                    459,000

   Notes payable, interest ranging from 7% to 15%, with
   monthly installments of $29,829, including interest,
   secured by equipment, maturing at various dates
   through 1999.                                                               265,000                        -

   Note payable, interest at 8%, principle, due December 31, 1997.             250,000                    368,000

   Note payable to a bank, interest at prime rate (8.5% at
   December 31, 1995) plus 1%, with monthly installments
   of $5,694, including interest, secured by equipment,
   maturing September 1998.                                                    188,000                        -

   Note payable to stockholder due on demand, interest at 10%,
   unsecured, interest payable annually.                                        93,000                        -

   Other                                                                        75,000                     26,000
                                                                      --------------------------------------------
                                                                             1,923,000                  1,384,000
   Less current maturities                                                     762,000                    462,000
                                                                      --------------------------------------------
                                                                       $     1,161,000             $      922,000
                                                                      ============================================


Aggregate maturities of long-term debt as of December 31, 1995 are as follows: 1996 $762,000; 1997 $684,000; 1998 $243,000; 1999 $170,000; 2000
$64,000 (total $1,923,000).

During 1995, 1994 and 1993, approximately $103,000, $18,000 and $34,000, respectively, in interest was incurred on the notes payable to stockholders.


PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 5.  LEASE COMMITMENTS AND RELATED PARTY TRANSACTION

The Company leases its California facility under a lease agreement which expires in 2001. This agreement requires the Company to pay all property taxes, normal maintenance and insurance on the property and contains a five year renewal option. The Company leases its facilities in Ensenada, Mexico from certain stockholders of the Company on a month-to-month operating lease requiring monthly payments of $15,000 beginning in 1995. The Company recorded rent expense of $15,000 per month for 1993 and 1994, offset by increases to paid-in capital for the estimated fair value of the "free rent" (Note 14). The Company is in the process of entering into a long-term lease on this facility. At December 31, 1995, the Company has leasehold improvements with a net book value of $1,622,000 on the Ensenada facility. These leasehold improvements are being amortized over an 8 - 20 year period due to management's belief that the Company will be able to enter into a satisfactory long-term lease arrangement and remain in this facility long enough to recover the leasehold improvements.

Rent expense for 1995, 1994 and 1993 was approximately $517,000; $368,000 and $303,000, respectively (including $180,000 per year on the Ensenada facility).

The total minimum lease commitments at December 31, 1995 is as follows:
1996 through 2000 $304,000 per year and thereafter $101,000 (total
$1,621,000).

NOTE 6.  INCOME TAX MATTERS

The components of the provision for income tax are as follows:


                                        1995               1994               1993
------------------------------------------------------------------------------------
   Current                   $       348,000           $ 16,000      $       3,000
   Deferred                          262,000            367,000            348,000
   Foreign                            81,000                -               79,000
                            -------------------------------------------------------
                             $       691,000           $383,000      $     430,000
                            =======================================================



Total tax expense differs from the expected tax expense due to the following:

                                                             1995         1994                1993
---------------------------------------------------------------------------------------------------

   Computed "expected" tax expense                      $ 512,000      $293,000         $ 230,000
   State taxes, net of federal tax benefit                 90,000        63,000            51,000
   Foreign taxes                                           81,000           -              79,000
   Nondeductibility of "free" rent                            -          61,000            61,000
   Other                                                    8,000       (34,000)            9,000
                                               --------------------------------------------------

                                                $          691,000     $383,000        $  430,000
                                               ==================================================

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 6.   INCOME TAX MATTERS (Continued)

Net deferred income taxes consist of the following at December 31:

                                                                 1995                      1994
-------------------------------------------------------------------------------------------------
     Deferred Tax Assets
     Inventories                                     $         71,000            $       47,000
     Net operating loss carryovers                                -                     214,000
     Reserves for doubtful accounts                            39,000                    12,000
     Accrued expenses                                          32,000                    49,000
     Investment tax credit                                     51,000                    35,000
                                                           -----------               -----------
     Total current deferred tax asset                $        193,000            $      357,000
                                                          ============              ============
     Long-Term Deferred Tax Liability, property,
     plant and equipment                             $      1,016,000            $      919,000
                                                          ============              ============


On January 1, 1992, the Company affected a quasi reorganization. Benefits realized from the net operating loss carryforwards arising prior to the date of the quasi reorganization are recorded as additions to paid-in capital in the year recognized in net deferred tax assets. During 1994, $116,000 of these benefits were realized. The Company has no unused operating loss carryforwards at December 31, 1995. The investment tax credit carryforward of $51,000 expires in 2005.

NOTE 7.  STOCK OPTIONS

Officers, stockholders and employees of the Company have unexpired options to purchase 92,000 shares of common stock of the Company. All options are currently exercisable except for an option to purchase 75,000 shares at $1 which are exercisable upon sale of the Company (see Note 10). The remaining options were granted at prices ranging from $3 to $10 per share, which approximated the market value at the dates of the grants.

In addition, the Company has granted an option to its president to purchase shares of company stock at $3 per share. The agreement calls for options to be issued totaling 5,000 shares for each $1 per share sales price of the Company. These options are issuable only upon sale of the Company. If the sale discussed in Note 10 is completed, the agreement will require options to be issued totaling approximately 110,000 shares.

Options for 5,000 shares at $7 per share were granted during 1994. No options were granted in 1995 or 1993. No options were exercised or expired during 1995; 1994; or 1993.

NOTE 8.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for interest for 1995; 1994 and 1993 totaled $624,000; $297,000 and $276,000, respectively. Cash payments for income taxes for 1995; 1994 and 1993 totaled $96,000; $3,000 and $37,000, respectively.

NOTE 9.  CONCENTRATIONS

MAJOR CUSTOMERS:

Net sales for 1995, 1994 and 1993 include sales to two customers that accounted for more than 10% of the net sales of the Company. During 1995, sales to these two customers amounted to $7,651,000 and $7,178,000, respectively. Accounts receivable from these customers at December 31, 1995 was $270,000 and $962,000, respectively. During 1994, sales to these two customers amounted to $5,034,000 and $4,699,000, respectively. Accounts receivable from these customers at December 31, 1994 was $422,000 and $555,000, respectively. During 1993, sales to these two customers amounted to $944,000 and $2,644,000, respectively.

COLLECTIVE BARGAINING AGREEMENTS:

The Company participates in collective bargaining agreements with unionized employees in its Ensenada, Mexico facility. Eighty percent of the Company's total labor force is covered by the agreements. None of the agreements are due to expire within one year.

NOTE 10.  SUBSEQUENT EVENT AND ACQUISITION AGREEMENT

On March 15, 1996, the Company signed an acquisition agreement to merge with a company that is publicly traded on the Vancouver stock exchange. Management believes that there are no differences in the significant accounting policies used in the preparation of the Company's financial statements under United States versus Canadian generally accepted accounting principles.

NOTE 11.  RECLASSIFICATIONS

Certain items on the financial statements for the years ended December 31, 1994 and 1993 have been reclassified to be consistent with the classifications of the year ended December 31, 1995. These reclassifications had no effect on net income or net stockholders' equity.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 12.  QUASI-REORGANIZATION

The Company effected a quasi-reorganization as of January 1, 1992 at which time the Company eliminated a deficit of $1,312,000.

NOTE 13.  RECENT ACCOUNTING PRONOUNCEMENT

In 1995, the FASB issued Statement No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION." Statement No. 123, establishes financial accounting and reporting standards for stock-based employee compensation plans such as stock option plans. The Statement generally suggests, but does not require, employee stock-based compensation transactions be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. An enterprise may continue to follow the requirements of Accounting Principles Board (APB) Opinion No. 25, for employee based transactions, which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value at the measurement date. If an enterprise elects to follow APB Opinion No. 25, it must disclose the proforma effects on net income as if compensation were measured in accordance with the suggestions of Statement No. 123. All stock based transactions with nonemployees entered into after December 15, 1995 must be accounted for at the fair value of the instrument. The Company has not yet determined if it will continue to follow APB Opinion No. 25, for employee based transactions, or will adopt Statement No. 123. The Company does not believe adoption of this pronouncement in 1996 will have a material impact on the financial statements.

NOTE 14.  ACCOUNTING CHANGE

In 1995, the Company changes its method of accounting for the "free" rent provided on its Ensenada facility. In 1994 and 1993, the Company was not charged rent on its Ensenada facility which is owned by certain stockholders of the Company and did not record rent expense for this "free" rent. In 1995, the Company changed its method of accounting and recorded $180,000 in 1994 and 1993 in rent expense (the estimated fair value of the leased facilities) offset by an increase in paid-in capital.

In addition, the Company changed its method of accounting for tax benefits arising prior to the date quasi-reorganization. Previously the Company recorded the benefit realized from the net operating loss carryforwards as a reduction of income tax expense. The Company changed it method of accounting to record these benefits realized as additions to paid-in capital.

PACIFIC BAJA LIGHT METALS HOLDING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------

NOTE 15.  SEGMENT INFORMATION

The Company manufactures and distributes in the United States, on credit terms determined for each customer, goods in the following two segments:
1) after-market automotive wheels; 2) compressor housings and manifolds to wholesales distributors and original equipment manufacturers and castings prepared to customer specifications on a contract basis. Below is a tabulation of the Company's business segment information for the past three years:


                                                      1995                         1994                     1993
--------------------------------------------------------------------------------------------------------------------
   Net Sales
   Aftermarket automotive wheels            $      17,262,000             $     12,956,000      $        10,009,000
   Compressor housings and manifolds               11,724,000                    6,436,000                3,862,000
                                                 ------------                -------------            -------------
                                            $      28,986,000             $     19,392,000      $        13,871,000
                                                =============               ==============            =============
   Gross Profit
   Aftermarket automotive wheels            $       3,077,000             $      1,749,000      $         1,666,000
   Compressor housings and manifolds                2,576,000                    2,060,000                1,015,000
                                                 -------------               -------------            -------------
                                            $       5,653,000             $      3,809,000      $         2,681,000
                                                 =============              ==============            =============
   Operating Income
   Aftermarket automotive wheels            $       1,388,000             $        440,000      $           593,000
   Compressor housings and manifolds                  621,000                      761,000                  375,000
                                                 -------------               -------------            -------------
                                            $       2,009,000             $      1,201,000      $           968,000
                                                 =============               =============            =============
   Depreciation Expense
   Aftermarket automotive wheels            $         475,000             $        365,000      $           300,000
   Compressor housings and manifolds                  452,000                      297,000                  226,000
                                                  ------------               -------------            -------------
                                            $         927,000             $        662,000      $           526,000
                                                  ============               =============            =============
   Identifiable Assets
   Aftermarket automotive wheels            $       7,868,000             $      7,822,000      $
   Compressor housings and manifolds                7,821,000                    4,255,000
                                                  ------------               -------------            -------------
                                            $      15,689,000             $     12,077,000      $
                                                 =============               =============            =============
   Capital Expenditures
   Aftermarket automotive wheels            $       2,625,000             $      1,195,000      $         1,022,000
   Compressor housings and manifolds                  868,000                      437,000                  320,000
                                                  ------------               -------------            -------------
                                            $       3,493,000             $      1,632,000      $         1,342,000
                                                 =============               ==============          ===============

                [LETTERHEAD FOR McGLADREY & PULLEN, LLP]



                     INDEPENDENT AUDITOR'S REPORT ON
                      FINANCIAL STATEMENT SCHEDULE


To the Board of Directors
Pacific Baja Light Metals, Holding, Inc.
Santa Fe Springs, California


Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



         /S/
______________________

Anaheim, California
May 15, 1996

PACIFIC BAJA LIGHT METALS HOLDING, INC.
 AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS - ALLOWANCE FOR
DOUBTFUL ACCOUNTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                     Balance at            Charged to                                      Balance at
                                     Beginning             Costs and                                       End of
                                     of Period             Expenses              Write Offs                Period

------------------------------------------------------------------------------------------------------------------------
  Years Ended December 31,

   1993                         $             -       $          95,000     $       (26,000)            $       69,000
                               ========================================================================================

   1994                         $          69,000     $         111,000     $      (150,000)            $       30,000
                               ========================================================================================

   1995                         $          30,000     $          84,000     $       (17,000)            $       97,000
                               ========================================================================================


                        PACIFIC BAJA LIGHT METALS
                     HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL REPORT
                               (REVIEWED)

                              JUNE 30, 1996

                               CONTENTS

                                                                   Page
-----------------------------------------------------------------------

     INDEPENDENT ACCOUNTANT'S REPORT                                  1
-----------------------------------------------------------------------


     FINANCIAL STATEMENTS

     Consolidated balance sheet                                       2
     Consolidated statements of income and retained earnings          3
     Consolidated statements of cash flows                            4
     Notes to consolidated financial statements                    5-12
-----------------------------------------------------------------------

                [LETTERHEAD FOR McGLADREY & PULLEN, LLP]


                     INDEPENDENT ACCOUNTANT'S REPORT


To the Board of Directors
Pacific Baja Light Metals Holdings, Inc.
La Mirada, California


We have reviewed the accompanying consolidated balance sheet of Pacific Baja Light Metals Holdings, Inc. and subsidiaries as of June 30, 1996, and the related consolidated statements of income, retained earnings and cash flows for the six months ended June 30, 1996 and June 30, 1995, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All of the information included in these financial statements is the representation of the management of Pacific Baja Light Metals Holdings, Inc.


A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.


Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


As discussed in Note 1, the Company was acquired by Turbodyne Technologies, Inc. in a transaction that closed September 5, 1996.


/S/ McGladrey & Pullen, LLP

Anaheim, California
August 30, 1996, except for the merger discussed in
Note 1 and the lease agreement discussed in Note 5 as to which the date is September 5, 1996 and the last paragraph under notes payable in Note 4 as to which the date is November 1, 1996.

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEET
JUNE 30, 1996

SEE ACCOUNTANT'S REPORT
     ASSETS (Note 4)

-----------------------------------------------------------------------------------

     Current Assets
       Cash                                                     $        441,000
       Accounts receivable, less allowance for doubtful
         accounts of $97,000                                           6,722,000
       Inventories (Note 2)                                            2,585,000
       Prepaid expenses                                                  657,000
       Deferred tax asset (Note 6)                                       193,000
                                                              ------------------

               TOTAL CURRENT ASSETS                                   10,598,000

     Property, Plant and Equipment, net (Note 3)                       8,135,000
                                                              -------------------

                                                               $      18,733,000
                                                              ==================

     LIABILITIES AND STOCKHOLDERS' EQUITY

---------------------------------------------------------------------------------

     Current Liabilities

       Notes payable (Note 4)                                  $       4,485,000
       Current maturities of long-term debt (Note 4)                     572,000
       Accounts payable                                                3,533,000
       Accrued compensation                                              417,000
       Accrued other                                                     261,000
       Income taxes payable                                            1,105,000
                                                              ------------------

               TOTAL CURRENT LIABILITIES                              10,373,000
                                                              ------------------


     Long-Term Debt, less current maturities (including
       $76,000 due to stockholders) (Note 4)                             630,000
                                                              ------------------

     Deferred Tax Liability (Note 6)                                   1,025,000
                                                              -------------------

     Commitments and Contingencies (Note 5)

     Stockholders' Equity (Note 7)

       Common stock, no par value; authorized 5,000,000
         shares; issued and outstanding 1,131,247 shares               2,386,000
       Additional paid-in capital                                        492,000
       Retained earnings, since January 1, 1992                        3,827,000
                                                              -------------------
                                                                       6,705,000
                                                              -------------------

                                                               $      18,733,000
                                                              ===================

     See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
SIX MONTHS ENDED JUNE 30, 1996 AND 1995
SEE ACCOUNTANT'S REPORT

    INCOME                                                          1996                 1995
--------------------------------------------------------------------------------------------------

    Net Sales                                           $      20,024,000    $      14,661,000

    Cost of Goods Sold                                         14,892,000           11,671,000
                                                        -----------------       ----------------
               GROSS PROFIT                                     5,132,000            2,990,000

    Operating Expenses (Note 7)                                 1,686,000            1,563,000
                                                        -----------------       ----------------
               OPERATING INCOME                                 3,446,000            1,427,000

    Nonoperating Income (Expense)
      Interest expense (including $4,000 in 1996
        and $17,000 in 1995 paid to stockholders')               (248,000)            (232,000)
      Other                                                       (41,000)             (89,000)
                                                        -----------------       --------------
               INCOME BEFORE INCOME TAXES                       3,157,000            1,106,000

    Income Tax Expense (Note 6)                                 1,263,000              442,000
                                                        -----------------       ---------------

               NET INCOME                               $       1,894,000      $       664,000
                                                        =================      ================

    RETAINED EARNINGS
-----------------------------------------------------------------------------------------------

    Balance, beginning of period                        $       1,933,000    $       1,118,000

       Net income                                               1,894,000              664,000
                                                        -----------------       --------------

    Balance, end of period                              $       3,827,000    $       1,782,000
                                                        =================     ================


     See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 1996 AND 1995
SEE ACCOUNTANT'S REPORT


1996                        1995
--------------------------------------------------------------------------------------------------------------

     Cash Flows from Operating Activities
       Net income                                              $       1,894,000              $      664,000
       Adjustments to reconcile net income to net
         cash provided by operating activities:
         Depreciation                                                    553,000                     418,000
         Deferred income taxes                                             9,000                     (15,000)
         Change in assets and liabilities:
           (Increase) decrease in:
              Accounts receivables                                    (2,364,000)                (1,051,000)
              Inventories                                                 495,000                   (954,000)
              Prepaid expenses                                           (456,000)                  (316,000)
           Increase (decrease) in:
              Accounts payable                                            (86,000)                   562,000
              Accrued expenses                                           (591,000)                   405,000
              Income taxes payable                                      1,105,000                    442,000
         Other                                                             29,000                     28,000
                                                               ------------------              ---------------
               NET CASH PROVIDED BY OPERATING
                 ACTIVITIES                                               588,000                    183,000
                                                               ------------------              ---------------

     Cash Flows from Investing Activities, net cash (used in)
       purchase of property, plant and equipment                         (710,000)                (1,199,000)
                                                               ------------------              ---------------

     Cash Flows from Financial Activities
       Net borrowings under line of credit agreements                   1,005,000                  1,157,000
       Proceeds from long-term borrowings                                 771,000                        -
       Principal payments on long-term borrowings                      (1,492,000)                   (63,000)
                                                               ------------------              ---------------

               NET CASH PROVIDED BY FINANCING
                 ACTIVITIES                                               284,000                  1,094,000
                                                               ------------------              ---------------

               NET INCREASE IN CASH                                       162,000                     78,000

     Cash
       Beginning                                                          279,000                     39,000
                                                               ------------------              ---------------

       Ending                                                   $         441,000              $     117,000
                                                               ==================              ===============



     See Notes to Consolidated Financial Statements.

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEE ACCOUNTANT'S REPORT
---------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT POLICIES

NATURE OF BUSINESS:

The Company manufactures and distributes, on credit terms determined for each customer, after-market automotive wheels, compressor housings, and manifolds to wholesale distributors and original equipment manufacturers in the United States and castings prepared to customer specifications on a contract basis. For the six months ending June 30, 1996 sales of the after-market automotive wheel product line totaled approximately $13,665,000 and the related gross profit was approximately $2,650,000.
For the six months ending June 30, 1996 sales of the compressor housings, and manifolds to wholesale distributors and original equipment manufacturers totaled approximately $6,359,000 and the related gross profit was approximately $ 2,482,000.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

MERGER:

On September 5, 1996, Pacific Baja Light Metals Holdings, Inc. (Holdings) stockholders' exchanged their stock in Holdings for $12,000,000 in cash and 3,076,923 shares of common stock in Turbodyne Technologies, Inc. No adjustments have been made to these financial statements to effect this acquisition price nor any other "push down" adjustments.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Company and it's three wholly-owned subsidiaries (Optima Wheels, Inc., Baja Pacific, Inc. and Baja Oriente S.A. de C.V.). All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS:

For the purpose of reporting cash flows, the Company considers all time deposits, certificates of deposit and highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEE ACCOUNTANT'S REPORT
---------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES:

Inventories are stated at the lower of cost or market. For the materials portion of inventories, the cost is determined using the LIFO (last-in, first-out) method. For the other components of inventories (labor and overhead) the cost is determined using the FIFO (first-in, first-out) method.

DEPRECIATION:

Property, plant and equipment is recorded at its historical cost and is being depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are depreciated over the lesser of its useful life or the expected life of the lease. The following is a summary of depreciable life by asset type:

---------------------------------------------------------------------------

     Building                                               30 years
     Furniture and fixtures                                 5 - 10 years
     Machinery and equipment                                7 - 15 years
     Transportation equipment                               5 years
     Leasehold improvements                                 8 - 10 years


INCOME TAXES:

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FOREIGN OPERATIONS:

Baja Oriente S.A. de C.V. operates in Ensenada, Mexico and its functional currency is the U.S. dollar. The gain from remeasurement of the financial statements of Baja Oriente S.A. de C.V. into U.S. dollars for the six months ended June 30, 1996 and June 30, 1995 is approximately $7,000 for each period and is included in operating expenses.

The net amount of monetary liabilities denominated in Mexican Pesos as of June 30, 1996 is $380,000 (U.S. dollars).

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEE ACCOUNTANT'S REPORT
---------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS:

Financial Accounting Standards Board (FASB) Statement No. 107, "DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The methods and assumptions used by the Company in estimating the fair value of notes payable is based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements. For variable rate instruments, the fair market value approximates the carrying value. For fixed rate instruments, the fair market value approximates the carrying value as the maturity date of these instruments is short-term.

SENIORITY PREMIUMS AND SEVERANCE PAYMENTS:

Seniority premiums, to which employees located in Mexico are entitled upon retirement after fifteen years or more of service, in accordance with the Mexican Federal Labor Law, are recognized as expenses in the years in which services are rendered, based on Company estimates.

Any other payments to which employees may be entitled in the event of separation, disability or death are charged to operations in the year in which paid.

CONCENTRATION OF RISKS:

The Company participates in collective bargaining agreements with unionized employees in its Ensenada, Mexico facility. Eighty percent of the Company's total labor force is covered by the agreements. None of the agreements are due to expire within one year.

The Company maintains its cash account in one commercial bank. The amount on deposit at June 30, 1996 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $617,000.

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEE ACCOUNTANT'S REPORT
---------------------------------------------------------------------------

NOTE 1.  Nature of Business and Significant Accounting Policies (Continued)

QUASI-REORGANIZATION:

The Company effected a quasi-reorganization as of January 1, 1992 at which time the Company eliminated a retained earnings deficit of $1,312,000.

ACCOUNTING DEVELOPMENTS:

In 1995, the FASB issued Statement No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION." Statement No. 123, established financial accounting and reporting standards for stock-based employee compensation plans such as a stock purchase plan. The Statement generally suggests, but does not require, stock-based compensation transactions with employees be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. An enterprise may continue to follow the requirements of Accounting Principles Board (APB) Opinion No. 25, which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value at the measurement date. If an enterprise elects to follow APB Opinion No. 25, it must disclose the pro forma effects on net income as if compensation were measured in accordance with the suggestion of Statement No. 123. Nonemployee stock-based transactions occurring after December 15, 1995 must be accounted for the fair value of the securities issued or the services received, whichever is more reliably measurable. The Company does not anticipate that the adoption of Statement No. 123 will have a material impact on the financial statements.

In March 1995, the FASB issued Statement No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF." Statement No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and identifiable intangibles to be disposed of. Statement No. 121 will first be required for the Company's year ending December 31, 1997. Based on its preliminary analysis, the Company does not anticipate that the adoption of Statement No. 121 will have a material impact on the financial statements.

RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

There are no differences in the significant accounting policies used in the preparation of the Company's financial statements under United States versus Canadian generally accepted accounting principles.

NOTE 2.  INVENTORIES
---------------------------------------------------------------------------

     Finished goods                           $         778,000
     Work-in-process                                    748,000
     Raw materials                                    1,059,000
                                              -----------------
                                              $       2,585,000
                                              =================

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEE ACCOUNTANT'S REPORT
---------------------------------------------------------------------------

NOTE 2.  INVENTORIES (CONTINUED)

The use of the LIFO method of determining the cost of the materials portion of inventories had the effect of decreasing reported inventories at June 30, 1996 by $460,000 and increasing (decreasing) net income before income taxes for the six months ended June 30, 1996 and 1995 by ($56,000) and $-0-, respectively, as compared to what they would have been under the FIFO method.

NOTE 3.  PROPERTY, PLANT AND EQUIPMENT
---------------------------------------------------------------------------

     Land                                           $          60,000
     Buildings                                                 60,000
     Furniture and fixtures                                   133,000
     Machinery and Equipment                                8,797,000
     Transportation equipment                                 287,000
     Leasehold Improvements                                 2,692,000
                                                    ------------------
                                                           12,029,000
     Less accumulated depreciation                          3,894,000
                                                    ------------------

                                                    $       8,135,000
                                                    ==================

Of the property, plant and equipment listed above the assets located at the production facility in Ensenada, Mexico have a net book value of approximately $4,917,000 at June 30, 1996.

NOTE 4.  NOTES PAYABLE AND LONG-TERM DEBT

NOTES PAYABLE:

---------------------------------------------------------------------------

     Line of credit (A)                          $        3,239,000
     Line of credit (B)                                   1,246,000
                                                 -------------------

                                                 $        4,485,000
                                                 ===================


(A) As of June 30, 1996, Optima Wheel, Inc. has a $3,500,000 line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at the bank's prime rate (8.25% at June 30, 1996) plus 1% and are limited to 30% of eligible inventory and 80% of eligible accounts receivable. The agreement expires in September 1996, is guaranteed by certain stockholders and contains certain liquidity and net worth covenants.

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEE ACCOUNTANT'S REPORT
---------------------------------------------------------------------------

NOTE 4.  NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)

(B) At June 30, 1996, Baja Pacific Light Metals Holdings, Inc. (Holdings) has a $1,500,000 line of credit agreement with a bank, secured by all receivables, inventory and equipment. The borrowings bear interest at the bank's prime rate (8.25% at June 30, 1996) plus 1% and are limited to 80% of eligible accounts receivable. The agreement expires in September 1996, is guaranteed by certain stockholders and contains certain liquidity and net worth covenants.

These notes were renewed on November 1, 1996 for a period of two years and are now guaranteed by Turbodyne Technologies, Inc., the parent Company. As of June 30, 1996, the Company was in violation of certain Debt Covenants relating to working capital requirements.

LONG-TERM DEBT:
---------------------------------------------------------------------------


     Notes payable to a bank, interest at
       prime rate (8.25% at June 30,
       1996) plus 1%, with monthly installments
       of $13,889, including interest, secured
       by equipment, maturing September 1997.         $        362,000

     Notes payable, interest ranging
       from 7% to 15%, with monthly
       installments of $29,829, including
       interest, secured by equipment,
       maturing at various dates through 1999.                 764,000

     Note payable, due on demand,
       interest at 10%, unsecured interest
       payable annually.                                        76,000
                                                      -----------------
                                                             1,202,000
     Less current maturities                                   572,000
                                                      -----------------

                                                      $        630,000
                                                      =================

NOTE 5.  LEASE COMMITMENTS AND RELATED PARTY TRANSACTION


The Company leases its California facility under a lease agreement which expires in 2001. This agreement requires the Company to pay all property taxes, normal maintenance and insurance on the property and contains a five-year renewal option. The Company leased its facilities in Ensenada, Mexico from certain stockholder's of the Company on a month-to-month operating lease requiring monthly payments of $15,000. The Company was in the process of entering into a long-term lease on this facility. On September 6, 1996, the Company entered into an operating lease agreement expiring in September with certain stockholder's of Turbodyne Technologies, Inc. requiring monthly payments of which start at $15,000 and increase annually.

Rent expense for the six months ended June 30, 1996 and 1995 was approximately $282,000 and $277,000, respectively (including $90,000 and $75,000, respectively, on the Ensenada facility).

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEE ACCOUNTANT'S REPORT
---------------------------------------------------------------------------

NOTE 5.  LEASE COMMITMENTS AND RELATED PARTY TRANSACTION (CONTINUED)

The total minimum lease commitments for the years ending June 30 are as follows: 1997 $534,000; 1998 $534,000; 1999 $534,000; 2000 $534,000; 2001
$483,000 and thereafter $1,150,000 (total $3,769,000).

NOTE 6.  INCOME TAX MATTERS

The components of the provision for income tax are as follows:

                                   1996                1995
-------------------------------------------------------------------



Current                  $       1,254,000    $      457,000
Deferred                             9,000           (15,000)
                             --------------   ---------------



                         $       1,263,000    $      442,000
                             ==============   ===============


Net deferred income taxes consist of the following at June 30, 1996:
------------------------------------------------------------------------


     Deferred Tax Assets
       Inventories                                         $    70,000
       Reserves for doubtful accounts                           40,000
       Accrued expenses                                         33,000
       Investment tax credit carryforward                       50,000
                                                             ------------

                                                           $   193,000
                                                             ============

     Long-Term Deferred Tax Liability, property,
       plant and equipment                                 $ 1,025,000
                                                             ============


The investment tax credit carryforward of $50,000 expires in 2005.

PACIFIC BAJA LIGHT METALS HOLDINGS, INC.
  AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEE ACCOUNTANT'S REPORT
---------------------------------------------------------------------------

NOTE 7.  STOCK OPTIONS AND SUBSEQUENT EVENT

The Company has options outstanding to certain stockholders and employees to purchase 17,000 shares of common stock at an average price of approximately $4.35 per share. In addition, pursuant to agreements dated February 1993 and October 1994, certain stockholders were previously granted options to purchase shares of common stock upon the sale of the Company. The number of option shares was contingent upon the selling price of the Company. No options were granted, exercised or expired during the periods ended June 30, 1996 and 1995.

On September 5, 1996, the date of the finalization of the sale of the Company, certain stockholders of Holdings, whose options were contingent upon the sale of the Company, were granted and simultaneously exercised stock options for 175,000 shares with an exercise price of $375,000. Upon granting these options, the Company recorded compensation expense for $1,610,000 which represents the difference between the fair market value of the shares received over the option price. These options were exercised concurrent with the merger described in Note 1.

In addition, certain members of management of Holdings exercised options that had been previously granted. Upon exercising these options, these members of management received 17,000 shares of Holdings for $74,000.

NOTE 8.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for interest in 1996 and 1995 were $248,000 and $231,00, respectively. Cash payments for income taxes in 1996 and 1995 were $451,000 and $15,000, respectively.

NOTE 9.  CONCENTRATIONS

Net sales for the six months ended June 30, 1996 and June 30, 1995 include sales to two customers that accounted for more than 10% of the net sales of the Company. Sales to these two customers during the period ended June 30, 1996 totaled $6,219,000 and $4,397,000, respectively, and during the period ended June 30, 1995 totaled $3,296,000 and $3,093,000, respectively. Accounts receivable from these customers were $2,144,000 and $1,629,000, respectively, at June 30, 1996 and $794,000 and $1,303,000, respectively, at June 30, 1995.

                         CERTIFICATE OF THE ISSUER


The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by
Part 7 of the SECURITIES ACT (British Columbia), Part XV of the SECURITIES ACT (Ontario), Part VII of the SECURITIES ACT (Manitoba) and the respective regulations thereunder.



DATE:  JUNE 25, 1997




                        TURBODYNE TECHNOLOGIES INC.





/S/ EDWARD M. HALIMI                    /S/ LEON E. NOWEK
-------------------------------         -------------------------------
EDWARD M. HALIMI                        LEON E. NOWEK
CHIEF EXECUTIVE OFFICER                 CHIEF FINANCIAL OFFICER




                   ON BEHALF OF THE BOARD OF DIRECTORS:





/S/ EUGENE A HODGSON                    /S/ DANIEL D. GERONAZZO
-------------------------------         -------------------------------
EUGENE A. HODGSON                       DANIEL D. GERONAZZO
DIRECTOR                                DIRECTOR




                              THE PROMOTERS:






/S/ EDWARD M. HALIMI                    /S/ LEON E. NOWEK
-------------------------------         -------------------------------
EDWARD M. HALIMI                        LEON E. NOWEK
PROMOTER                                PROMOTER

                         CERTIFICATE OF THE AGENTS


TO THE BEST OF OUR KNOWLEDGE, INFORMATION AND BELIEF THE FOREGOING CONSTITUTES FULL, TRUE AND PLAIN DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED BY THIS PROSPECTUS AS REQUIRED BY PART 7 OF THE SECURITIES ACT (BRITISH COLUMBIA), PART XV OF THE SECURITIES ACT (ONTARIO),
PART VII OF THE SECURITIES ACT (MANITOBA) AND THE RESPECTIVE
REGULATIONS HEREUNDER.



DATE: JUNE 25, 1997



YORKTON SECURITIES INC.                 SPROTT SECURITIES LIMITED



PER: /S/ JOHN McCOACH                   PER:  /S/ JACK MUIR
     -----------------------                  --------------------------



WELLINGTON WEST CAPITAL INC.



PER: /S/ CHARLIE SPIRING
     -----------------------

THE FOLLOWING INCLUDES THE NAME OF EVERY PERSON OR COMPANY HAVING AN INTEREST, EITHER DIRECTLY OR INDIRECTLY, TO THE EXTENT OF NOT LESS THAN 5% IN THE CAPITAL OF:

YORKTON SECURITIES INC.:                YORKTON HOLDINGS LIMITED
SPROTT SECURITIES LIMITED:              E.S. SPROTT AND R.D. BARNES
WELLINGTON WEST CAPITAL INC.:           THE SPIRING FAMILY TRUST, CROCUS
                                              INVESTMENT FUND, W.N. SILICZ